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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on May 25, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

CROCS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3021 (Primary Standard Industrial Classification Code Number)	20-2164234 (I.R.S. Employer Identification No.)
6273 Monarch Park Place Niwot, Colorado 80503 (303) 468-4260 (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

Ronald R. Snyder
President and Chief Executive Officer
Crocs, Inc.
6273 Monarch Park Place
Niwot, Colorado 80503
(303) 468-4260
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

James H. Carroll, Esq. Faegre & Benson LLP 1900 Fifteenth Street Boulder, Colorado 80302 Phone: (303) 447-7700 Fax: (303) 447-7800	William J. Campbell, Esq.
Jeffrey A. Sherman, Esq.
Nathaniel G. Ford, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203
Phone: (303) 607-3500
Fax: (303) 607-3600	Jeffrey D. Saper, Esq. Donna M. Petkanics, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 Phone: (650) 493-9300 Fax: (650) 493-6811

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $.001 par value	7,475,000	$27.38	$204,665,500	$21,899.21

(1)
Includes 975,000 shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low trading prices for the common stock as reported by the Nasdaq National Market on May 24, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 25, 2006

6,500,000 Shares CROCS, INC. Common Stock $ per share

•
The selling stockholders named in this prospectus are offering 6,500,000 shares. We will not receive any proceeds from the sale of our shares by the selling stockholders.

•
The last reported sale price of our common stock on May 24, 2006 was $26.41 per share

•
Trading symbol: Nasdaq National Market—CROX

This investment involves risk. See "Risk Factors" beginning on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to selling stockholders	$	$

The underwriters have a 30-day option to purchase up to 975,000 additional shares of common stock from certain of the selling stockholders to cover over-allotments, if any. We will not receive any of the proceeds from the sale of such shares by these selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Thomas Weisel Partners LLC

Cowen and Company
BB&T Capital Markets	D.A. Davidson & Co.

The date of this prospectus is                        , 2006.

TABLE OF CONTENTS

Summary
Risk Factors
A Special Note Regarding Forward-Looking Statements
Use of Proceeds
Price Range of Common Stock
Dividend Policy
Capitalization
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Executive Compensation
Certain Relationships and Related Party Transactions
Principal and Selling Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
U.S. Federal Tax Considerations for Non-U.S. Holders
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Incorporation of Certain Documents by Reference

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

We have registered the trademark " crocs" for footwear in Australia, the European Union, Israel, Japan, Mexico, New Zealand, Turkey and Panama. " crocs," "Foam Creations," "croslite," our shoe model names and our logos are our common law trademarks in the U.S. and certain other countries. This prospectus also contains trademarks and service marks belonging to other entities.

i

SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read this entire prospectus carefully, especially information contained in the "Risk Factors" section. As used in this prospectus, the terms the "Company," "we," "our," or "us" refer to Crocs, Inc., and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates.

Crocs, Inc.

We are a rapidly growing designer, manufacturer and marketer of footwear for men, women and children under the crocs brand. All of our footwear products incorporate our proprietary closed-cell resin material, which we believe represents a substantial innovation in footwear comfort and functionality. Our proprietary closed-cell resin, which we refer to as croslite, enables us to produce a soft and lightweight, non-marking, slip- and odor-resistant shoe. These unique properties make our footwear ideal for casual wear, as well as for recreational uses such as boating, hiking, fishing or gardening, and have enabled us to successfully market our products to a broad range of consumers. We have combined the unique properties of croslite with fun colors and innovative designs to provide a new level of comfort, functionality and style in the casual lifestyle footwear category at attractive retail price points ranging from $19.99 to $59.99. Since we began marketing our first model in November 2002, we have expanded our product line to include 15 models in a wide variety of colors, color combinations and patterns and we were recognized in 2005 as the "Brand of the Year" by Footwear News, a leading industry publication. We recorded $108.6 million of revenues and net income of $17.0 million in 2005, compared to $13.5 million of revenues and a net loss of $1.5 million in 2004. We recorded $44.8 million of revenues and net income of $6.4 million in the three months ended March 31, 2006, compared to $11.0 million of revenues and net income of $2.0 million in the three months ended March 31, 2005.

The broad appeal of our footwear has enabled us to successfully market our products to a wide range of distribution channels. Our footwear is currently sold through traditional footwear channels, including specialty footwear stores such as Brown's Shoe Fit and Journeys, sporting goods and outdoor retailers such as The Sports Authority, Dick's Sporting Goods, REI, Bass Pro Shops and West Marine, and department stores, including Dillard's, Nordstrom and Von Maur. Our products are also sold through a variety of other specialty channels, including gift shops, uniform suppliers, independent bicycle dealers, specialty food retailers, health and beauty stores and other specialty stores. We distribute our products through over 7,300 store locations domestically, and we sell our products in over 45 countries worldwide. We also sell our products directly to consumers through our website, www.crocs.com, and through company-operated kiosks that are located in high foot traffic areas. Our website and kiosks serve to promote our products and increase our brand awareness.

We currently manufacture our footwear products in our own facilities in North America, and in third party manufacturers' facilities located around the world. A core element of our business strategy is to maintain the flexibility to offer our retailers timely inventory fulfillment throughout the year while capitalizing on the efficiencies and cost advantages of large scale contract manufacturing. As part of this strategy, we produce a significant portion of our footwear in our company-operated North American manufacturing facilities, which provide us maximum production flexibility to more quickly meet changing customer demand. In addition, the geographic diversity of our company-operated and third party manufacturing facilities allows us to more efficiently and cost-effectively serve specific geographic markets.

Our Business Strategy

We seek to differentiate the crocs brand and our product offerings by focusing on several core strategies. Our principal strategies are to:

  •
  Continue to highlight the unique characteristics of crocs footwear.    We believe the comfort, functionality and styling of our footwear are key competitive advantages that consumers associate with the crocs brand. The distinct characteristics of our footwear products make them ideal for a wide range of casual and active uses, and we intend to expand the range of uses with the introduction of new models, reinforcing our reputation for producing functional and comfortable footwear.

  •
  Maintain a flexible, low-cost manufacturing model.    Our strategy is to maintain a flexible, globally diversified, low-cost manufacturing base. Our company-operated manufacturing facilities allow us to make rapid changes in our production schedules to meet changing customer demand, while contracting with third party manufacturers allows us to capitalize on the efficiencies and cost benefits of outsourced production. We believe this production strategy will enable us to continue to minimize our production costs, shorten production and development times to better serve our retail customers and increase overall operating efficiencies.

  •
  Focus on product design innovation.    We believe we have introduced a range of innovative footwear products that are clearly differentiated from other footwear lines, and we intend to continue refining existing models and introducing new models in additional footwear categories to expand our product portfolio and broaden our consumer appeal.

  •
  Enhance our crocs brand.    A core element of our strategy is to build our brand by capitalizing on market opportunities arising from the unique versatility of croslite, while offering our existing consumer base an expanded line of crocs products. We also intend to employ targeted marketing strategies to continue to expand market awareness of our crocs products, and recently became the title sponsor of the AVP Pro Beach Volleyball Tour.

  •
  Provide a compelling value proposition to retailers.    We offer retailers footwear products that we believe are unique in appearance and functionality and retail at attractive price points. We believe these factors, combined with our space-efficient merchandising display and year-round inventory replenishment, present our retail customers with attractive profit margins and sales per square foot while improving inventory turnover.

Our Growth Strategy

We seek to increase our market share and drive further growth in our business by pursuing the following strategies:

  •
  Introduce new footwear models.    We plan to continue introducing new models and additional colors at various price points to meet the evolving demands and tastes of consumers and to expand the appeal of our footwear products to diverse demographic audiences.

  •
  Expand domestic distribution.    We believe there is a significant opportunity to add new customers within our retail channels as well as expand sales to our existing retail customers. To promote these efforts, we intend to continue to augment our domestic sales force, expand our product offering and provide high quality service to our customers.

  •
  Further develop international distribution.    We are expanding our distribution efforts internationally and plan to continue establishing a sales presence in major foreign markets. We have initiated direct sales efforts in Australia, Austria, the Caribbean, Chile, France, Germany, Hong Kong, Japan, the Netherlands, Singapore, and the United Kingdom. We also market our products in approximately 30 countries through third party distributors.

  •
  Expand complementary apparel and accessories offerings.    Apparel and accessories present us with an attractive opportunity to increase awareness of the crocs brand by leveraging our distribution network. We recently introduced a line of branded accessories and apparel.

Our History

We were organized as a limited liability company in 1999, and began marketing and distributing footwear products in the U.S. under the crocs brand in November 2002, shortly after completing the modification and improvement of a shoe produced by Foam Creations Inc., formerly known as Finproject N.A., Inc. The unique characteristics of croslite developed by Foam Creations enabled us to offer consumers an innovative shoe unlike any other footwear model then available. Initially we targeted our products to water sports enthusiasts, but the comfort and functionality of our products appealed to a more diverse group of consumers who used our footwear in a wide range of activities. To capitalize on the broad appeal of our footwear, we expanded our sales infrastructure, strengthened our senior management team and developed relationships with a range of retailers in the U.S through 2003 and 2004. In June 2004, we acquired Foam Creations, including its manufacturing operations, product lines and rights to the trade secrets for croslite.

Since June 2004, we have significantly expanded all aspects of our operations in order to take advantage of what we believe to be an attractive market opportunity. We have substantially increased the depth and breadth of our distribution and currently sell our products in over 7,300 domestic store locations and in over 45 countries worldwide. Additionally, we have expanded our product line to include 15 models in a wide variety of colors, color combinations and patterns.

Recent Developments

Earnings Guidance.    We are estimating revenues for the second quarter of 2006 to be in the range of $62 to $65 million. Our diluted net income per share for the second quarter of 2006 is estimated to be in the range of $0.23 to $0.25.

There can be no assurance that these estimates of future results will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control, and which may cause our actual results to be materially different from our expected results. These risks and uncertainties include, but are not limited to, our limited operating history; our significant recent expansion; changing fashion trends; our limited manufacturing capacity and distribution channels; our reliance on third party manufacturing and logistics providers for the production and distribution of our products; our reliance on a single-source supply for certain raw materials; our management and information systems infrastructure; our ability to obtain and protect intellectual property rights; the effect of competition in our industry; the potential effects of seasonality on our sales; our ability to attract, assimilate and retain management talent; and other factors described in the sections entitled "Risk Factors" and "A Special Note Regarding Forward-Looking Information." We do not undertake any obligation to update publicly any forward-looking statement, including, without limitation, any estimate regarding revenues or earnings, whether as a result of the receipt of new information, future events or otherwise.

AVP Tour.    In April 2006, we entered into a three-year agreement which established crocs as the title sponsor and official footwear of the AVP Pro Beach Volleyball Tour, or AVP. Beginning with the 2006 season, the tour will be known as the "AVP crocs Tour." We expect the AVP crocs Tour to be the nation's most prominent professional beach volleyball tour, featuring more than 150 of the top beach volleyball players in the world. In addition to becoming the title sponsor, we will sponsor the " crocs Cup," which will be awarded to the AVP men's and women's teams that accumulate the most crocs Cup Points throughout the AVP season. crocs Cup Points will be awarded in a weighted format based on performance in AVP events.

Risks Affecting Us

We face a number of competitive challenges and potential risks, as discussed in "Risk Factors." In particular, our business and growth strategies could be negatively impacted if we are not able to manage our future growth effectively; if the popularity of our footwear products does not continue to grow as rapidly as in the past, or declines; or if we are unable to successfully expand our product line or fill our customers' orders. In addition, we face significant competition, including from companies that produce footwear products that are very similar in design and materials to our products. We must also effectively assimilate our new managers and employees, particularly in our finance and accounting and operations and logistics departments, implement additional processes and management information systems in order to accurately manage our business and report our financial results on a timely basis.

Corporate Information

We were organized as a limited liability company in Colorado in 1999, converted to a Colorado corporation in January 2005, and reincorporated in Delaware in June 2005. Our principal executive offices are located at 6273 Monarch Park Place, Niwot, Colorado 80503. Our telephone number at that location is (303) 468-4260. Our website address is www.crocs.com. This is a textual reference only. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Common stock offered by the selling stockholders	6,500,000 shares
Common stock to be outstanding after the offering	38,286,851 shares
Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholders.
Nasdaq National Market symbol	CROX

The information in this prospectus is based on the number of shares outstanding as of May 15, 2006 and, unless otherwise indicated, excludes:

  •
  2,910,840 shares of common stock issuable upon exercise of options outstanding under our 2005 Equity Incentive Plan, at a weighted average exercise price of $18.09 per share, 2,823,230 of which were exercisable as of May 15, 2006 and of which options to purchase 297,042 shares were vested as of May 15, 2006;

  •
  1,284,910 shares of common stock issuable upon exercise of options outstanding outside of our 2005 Equity Incentive Plan, at a weighted average exercise price of $1.20 per share, of which options to purchase 408,835 shares were exercisable as of May 15, 2006;

  •
  3,428,509 shares of common stock reserved for future grants under our 2005 Equity Incentive Plan, of which 1,048,091 shares have been reserved for issuance to employees and consultants in the future under restricted stock award agreements; and

  •
  exercise of the underwriters' over-allotment option to purchase up to 975,000 shares of common stock from the selling stockholders.

Summary Consolidated Financial and Operating Data

The summary financial data presented below under the heading "Consolidated Statement of Operations Data" for the years ended December 31, 2002, 2003, 2004 and 2005 and the summary financial data presented below under the heading "Consolidated Balance Sheet Data" as of December 31, 2003, 2004 and 2005 have been derived from, and are qualified by reference to, the consolidated financial statements incorporated by reference in this prospectus. The summary financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for the three months ended and as of March 31, 2005 and 2006 are unaudited, have been derived from unaudited consolidated financial statements that are incorporated by reference in this prospectus and have been prepared on the same basis as the annual consolidated financial statements. The summary financial data presented below under the heading "Consolidated Balance Sheet Data" as of December 31, 2002 are derived from our unaudited financial statements. In the opinion of management, the unaudited summary financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results of operations to be expected for future periods. You should read the summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and with our consolidated financial statements and related notes incorporated by reference herein.

	Year Ended December 31,				Three Months Ended March 31,
	2002(1)	2003	2004	2005(2)	2005(3)	2006
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data
Revenues	$24	$1,165	$13,520	$108,581	$10,958	$44,844
Cost of sales (including share-based compensation expense of $—, $—, $—, $84, $— and $—, respectively)	16	891	7,162	47,773	4,119	21,163

Gross profit	8	274	6,358	60,808	6,839	23,681
Selling, general and administrative expense (including share-based compensation expense of $240, $356, $1,792, $4,673, $1,276 and $1,690, respectively)	453	1,471	7,929	33,916	4,673	13,689

Income (loss) from operations	(445)	(1,197)	(1,571)	26,892	2,166	9,992
Interest expense	—	3	47	611	37	279
Other (income) expense—net	—	—	19	(8)	17	(287)

Income (loss) before income taxes	(445)	(1,200)	(1,637)	26,289	2,112	10,000
Income tax expense (benefit)(2)	—	—	(143)	9,317	72	3,560

Net income (loss)	(445)	(1,200)	(1,494)	16,972	2,040	6,440
Dividends on redeemable convertible preferred shares(4)	—	—	142	275	68	33

Net income (loss) attributable to common stockholders	$(445)	$(1,200)	$(1,636)	$16,697	$1,972	$6,407

Income (loss) per common share:
Basic	$(0.05)	$(0.06)	$(0.07)	$0.51	$0.08	$0.19
Diluted	$(0.05)	$(0.06)	$(0.07)	$0.51	$0.06	$0.17
Weighted average common shares:
Basic	8,288,710	20,855,385	24,641,953	25,493,577	25,176,137	32,897,743
Diluted	8,288,710	20,855,385	24,641,953	33,570,000	33,078,265	38,259,456

	As of December 31,				As of March 31,
	2002(1)	2003	2004	2005	2005(5)	2006
	(dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$73	$326	$1,054	$4,787	$1,751	$67,861
Total assets	454	1,304	16,224	78,032	23,704	167,537
Long-term obligations	—	400	3,660	5,513	3,789	3,186
Redeemable common shares	—	1,800	1,800	1,800	1,800	—
Redeemable convertible preferred shares	—	—	5,500	5,500	5,500	—
Total stockholders' equity (deficit)	389	(1,642)	(3,591)	18,914	(334)	129,103

(1)
We were founded in 1999 but did not commence operations until 2002, when we began selling footwear in the United States. As a result, there were no material operations prior to 2002.

(2)
On January 4, 2005, we converted from a limited liability company to a taxable corporation. For the tax years beginning on January 1, 2005 and afterward, we have been subject to corporate-level U.S. federal and state income taxes. Additionally, the statement of operations for the year ended December 31, 2005 reflects a one-time income tax benefit of $797,000 to record the net deferred tax assets at the date of conversion.

(3)
Subsequent to the issuance of our consolidated financial statements for the three months ended March 31, 2005, we determined that the fair value of our common stock used for certain equity grants during 2005 was understated. As a result, the consolidated financial statements for the three months ended March 31, 2005 have been restated from the amounts previously reported. See note 13 to our unaudited consolidated financial statements for the three months ended March 31, 2006 incorporated by reference in this prospectus.

(4)
Dividends accrued in 2004 were paid to holders of our Class C convertible preferred membership units. Our Class C membership units were converted into shares of our Series A preferred stock in connection with our conversion from a limited liability company to a corporation on January 4, 2005.

(5)
Subsequent to the issuance of our consolidated financial statements for the three months ended March 31, 2005, we determined that the accumulated deficit as of January 4, 2005, the date of our conversion from a limited liability company to a corporation, should have been reclassified to additional paid-in capital in accordance with SEC Staff Accounting Bulletin Topic 4:B "S Corporations."

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Crocs, Inc.

We have a limited operating history, which makes it difficult to evaluate our business and prospects.

We commenced sales of our crocs footwear, which currently constitute a substantial majority of our sales, in 2002. As an early stage company with a limited operating history, our business is subject to all of the risks inherent in a new business enterprise, including:

  •
  products without a significant history in the market;

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  reliance on a small number of products;

  •
  limited manufacturing experience;

  •
  lack of established distribution channels;

  •
  a small and relatively new management team and an evolving organizational infrastructure; and

  •
  weaknesses in newly implemented or limited management information systems and weaknesses in internal controls over financial reporting.

Furthermore, we have recently experienced rapid growth, which has made our current operations and our expected future operations substantially different from our past operating history. For example, to support our growth we have added additional manufacturing capacity and have expanded our distribution and fulfillment capabilities. New manufacturing capacity that we have recently added may not meet our projections or may suffer from operating difficulties. Similarly, our new outsourced distribution and fulfillment provider may not perform as we expect, and our expanded in-house fulfillment capabilities may prove difficult to manage. Our limited operating history will make it difficult for you to evaluate this growth in our business and our prospects for the future.

We have significantly expanded the nature and scope of our operations over the past two years, and if we fail to manage any future growth effectively we may experience greater difficulty in filling customer orders, declines in product quality, increases in costs or other operating difficulties.

We have significantly expanded the nature and scope of our operations over the past two years, and we anticipate that substantial further expansion will be required to address potential growth in our customer base and new market opportunities. Prior to June 2004, we distributed in the U.S. under our crocs brand a limited range of footwear products manufactured and sold to us by Foam Creations. In June 2004, we acquired Foam Creations. Since that acquisition, we have expanded our product line to include 15 footwear models, and in addition, over the last two years, we expanded from:

  •
  51 employees at March 31, 2004, to 1,345 employees at March 31, 2006; and

  •
  47,000 pairs of shoes manufactured for us by our third party manufacturer in the three months ended March 31, 2004, to approximately 4.8 million pairs of shoes manufactured by us and our third party manufacturers in the three months ended March 31, 2006.

The expansion of the scope and nature of our business and the growth in the number of employees, customers and other third parties with whom we have relationships and in the number of facilities we use for manufacturing, distribution, and corporate operations, have placed and will continue to place a significant strain on our management and our information systems and resources. To manage growth in our operations, we will need to increase the number of people we employ, upgrade our existing financial and reporting systems as well as improve our business processes and controls. Failure to effectively manage growth could result in greater difficulty in completely filling customer orders, declines in product quality or increases in costs or other production and distribution difficulties, any of which could adversely impact our business performance and operating results.

The popularity of our crocs footwear may not continue to grow as rapidly as it has in the recent past or may decline, which would have a negative impact on our sales and results of operations.

Our recent growth is substantially attributable to sales of crocs footwear, which represented approximately 94.0% of our revenues in the three months ended March 31, 2006. We expect that footwear will constitute our principal product line for the foreseeable future. The footwear industry is subject to rapidly changing consumer demands and preferences and fashion trends, and our crocs footwear may not remain popular or we may fail to develop additional models that appeal to consumers. If the popularity of our crocs footwear declines or does not expand in the future, we may experience, among other things:

  •
  lower sales;

  •
  loss of retail customers;

  •
  excess inventories;

  •
  inventory markdowns and discounts provided to retailers;

  •
  deterioration of our brand image; and

  •
  lower gross and operating margins, including as a result of price reductions.

Given the limited history of our crocs brand, it is especially difficult to evaluate whether our products will hold long-term consumer appeal.

We are dependent on sales of a small number of products and the absence of continued market demand for these products would have a significant adverse effect on our operating results.

We generated approximately 94.0% of our revenues for the three months ended March 31, 2006 from sales of our crocs footwear, which currently consists of 15 models. Sales of our Beach model accounted for approximately 50.9% of our footwear revenues in the three months ended March 31, 2006. Most of our crocs footwear models are developed from the same base design as our Beach model, and we expect to continue to derive a substantial portion of our revenues from these models or related products in the foreseeable future. Because we are dependent on a line of footwear models that have substantial similarities, factors such as changes in consumer preferences and general market conditions in the footwear industry may have a disproportionately greater impact on us than on our competitors. In addition, other footwear companies have introduced products that are substantially similar to our footwear models, which may reduce sales of our footwear products. In the event that consumer preferences evolve away from our footwear models or from casual lifestyle footwear in general, or our retail customers purchase similar products sold by our competitors, the resulting loss of sales, increase in inventories and discounting of our products are likely to be significant, and this could have a material and adverse impact on our business and operations.

Expanding our crocs footwear product line may be difficult and expensive, and if we are unable to successfully continue such expansion, our brand may be adversely affected, and we may not achieve our planned sales growth.

Our growth strategy is founded primarily on the continued growth in sales of crocs footwear, and we intend to continue to expand the number of models offered in our crocs footwear product line to broaden the appeal of our products to consumers. To successfully expand our footwear product line, we must anticipate, understand and react to the rapidly changing tastes of consumers and provide appealing merchandise in a timely manner. New footwear models that we introduce may not be successful with consumers or our brand may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan or our sales may decline, and our brand image and operating performance may suffer.

Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general and administrative expense, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our selling, general and administrative expense could adversely impact our results of operations.

We may also encounter difficulties in producing new crocs footwear models that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing products. For example, once we have begun to design a new footwear model, it can take six to nine months to progress to full production because of the need to fabricate new molds and to implement modified production tooling and revised manufacturing techniques. If we are not able to efficiently manufacture newly-developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new models and product lines, and we would continue to be subject to the risks inherent in having a limited product line. Even if we develop and manufacture new footwear products that consumers find appealing, the ultimate success of a new model may depend on our pricing. We have a limited history of introducing new products, and we may set the prices of new models too high for the market to bear. Failure to gain market acceptance for new products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position and result in long term harm to our business.

Our current management information systems may not be sufficient for the growth of our business, and planned system improvements may not be successfully implemented on a timely basis or be sufficient for our growing business.

We used approximately $3.5 million of the net proceeds from our initial public offering to upgrade our financial reporting systems and to implement new information technology systems to better track our business, streamline our financial reporting, and improve our internal controls. However, for certain business planning, finance and accounting functions, we still rely on manual processes that are difficult to control and are subject to human error. We may experience difficulties in transitioning to our new or upgraded systems, including loss of data and decreases in productivity as our personnel become familiar with new systems. In addition, our management information systems will require modification and refinement as we grow and our business needs change, which could prolong difficulties we experience with systems transitions, and we may not always employ the most effective systems for our purposes. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems to respond to changes in our business needs, our ability to properly run our business could be adversely affected.

We will incur significant time and expense in documenting, testing and certifying our internal control over financial reporting, and any deficiencies in our financial reporting or internal controls could adversely affect our business and the price of our common stock.

The Securities and Exchange Commission, or SEC, rules require that our chief executive officer and chief financial officer periodically certify the existence and effectiveness of our internal control over financial reporting. Our independent auditors will be required, beginning with our Annual Report on Form 10-K for our fiscal year ending on December 31, 2007, to attest to our officers' assessment of our internal controls. This process generally requires significant documentation of policies, procedures and systems, review of that documentation by our internal accounting staff and our outside auditors, and testing of our internal control over financial reporting by our internal accounting staff and our outside auditors. Documentation and testing of our internal controls, which we have only undertaken to a limited extent in the past, will involve considerable time and expense, and may strain our internal resources and have an adverse impact on our costs.

During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by SEC rules for certification of our internal control over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC any significant deficiencies or material weaknesses in our system of internal controls. The existence of such material weaknesses would preclude management from concluding that our internal control over financial reporting is effective and would preclude our independent auditors from issuing an unqualified opinion that internal controls are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our internal control over financial reporting it may negatively impact our business, results of operations and reputation.

Sales of our products are likely to be subject to seasonal variations, which could increase the volatility of the price of our common stock.

The footwear industry generally is characterized by significant seasonality of sales. Due to the growth in sales of our products in the past two years we cannot assess with certainty the degree to which sales of our footwear products will be subject to seasonal variation, but a majority of our footwear is more suited for fair weather use, so we expect some degree of seasonality in the future. Our revenues for the three months ended December 31, 2005 were approximately 12% lower than our revenues for the three months ended September 30, 2005, and we believe that the decline was primarily attributable to seasonal declines in demand for our products. In addition, extended periods of unusually cold weather during the spring and summer could reduce demand for our footwear. Seasonal variations in consumer demand may result in fluctuations in our results of operations from quarter to quarter, and the effect of favorable or unfavorable weather on sales may be significant enough to materially affect our quarterly results. Wide variations in our quarterly operating results may increase the volatility of the price of our common stock.

We rely on a single third party for a significant portion of our warehouse, distribution and fulfillment operations. If this party is unwilling to continue providing services to us, or is unable to adequately perform such services for us on a cost effective basis, our business could be materially harmed.

We engaged Expeditors International of Washington, Inc. in July 2005 to operate our warehouse, distribution and fulfillment process for a significant portion of our domestic sales. We are dependent on Expeditors to manage inventory, process orders and distribute products to our customers in a timely manner. We do not have a long-term contract with Expeditors and they may unilaterally terminate their relationship with us at any time or seek to increase the prices they charge us. Any disruption in our relationship with Expeditors could cause significant delays in the fulfillment of our customers' orders, and we may not be able to locate another distributor that can provide comparable warehouse, distribution and fulfillment services in a timely manner or on acceptable commercial terms. Additionally, any serious disruption to the services provided to us by Expeditors could harm our ability to supply products to our customers, including:

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  damage or destruction to Expeditors's warehouse and distribution center used for our products due to fire, earthquake or any other natural disaster;

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  work stoppages, disputes or difficulties between Expeditors and its employees;

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  malfunctions in Expeditors's information systems; or

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  disruptions in Expeditors's shipping channels.

In recent periods, our warehouse, distribution and fulfillment operations have been unable to satisfy the increased demand for our products. The inability to process and deliver sufficient quantities of our products has prevented us from completely filling orders placed by our customers, and has led to increased costs as we have attempted to use other methods, such as air freight, to import products from our third party manufacturers for distribution to our customers. We have also experienced an increase in the rates charged by Expeditors for the services that it performs for us. As a result of these and other factors, our gross profit margins have declined in recent periods.

In the event that the distribution of our products by Expeditors is interrupted for any reason, or Expeditors is unable to distribute sufficient quantities of our products on a cost efficient basis, our business may be materially and adversely affected.

We are in the process of establishing our own warehouse, distribution and fulfillment capabilities, and are also developing relationships with additional third parties to conduct similar services for us. Any additional expenses incurred in connection with, or any disruption in the supply of our products that is caused by, such changes in our logistical infrastructure could adversely affect our business.

In 2005, we established a company-operated warehouse and order processing and customer order facility in Niwot, Colorado that manages all Internet, apparel and accessories orders and shipments. We have established or are in the process of establishing additional company-operated warehouse and fulfillment operations in Canada, China, Colorado, Hawaii, Mexico, the Netherlands, Puerto Rico, and Singapore, and are developing relationships with third parties in Australia, Japan and New Zealand to provide such services to us. We believe these warehousing, distribution and fulfillment services will enable us to ship our products from the facilities that manufacture our products directly to our customers, rather than remaining dependent on Expeditors's distribution facility in Colorado. The transition from Expeditors to another vendor or to a company-operated warehousing, distribution and fulfillment operation could result in significant delays and disruptions in the supply of our products and could require that we make significant additional expenditures that may adversely impact our operating results.

Moreover, until recently we had never engaged in the warehousing of our products or provided order fulfillment for our retail customers or consumers. As such, we cannot ensure that we will be able to successfully conduct these activities, or that other third parties will be able to conduct these activities for us in a satisfactory manner. Additionally, these warehouse, distribution and fulfillment operations subject us to many of the same risks that our current relationship with Expeditors does, as noted above. In the event that we or a third party are unable to conduct warehousing, distribution and fulfillment activities in a cost effective, timely, and accurate manner, the distribution of our products may be adversely affected, which could result in harm to our relationships with our retail customers and consumers, a reduction in demand for our products, and additional expenses to us.

Because we depend on third party manufacturers, we may face challenges in maintaining a sufficient supply of goods to meet sales demand, and we may experience interruptions in our supply chain. Any shortfall in the supply of our products may decrease our sales and have an adverse impact on our customer relationships.

In the three months ended March 31, 2006, third party manufacturers produced approximately 75.6% of our footwear products as measured by number of units, and one such manufacturer produced approximately 56.9% of our footwear products. Currently, we have footwear manufacturing arrangements with third party manufacturers located in China, Florida, Italy and Romania. We depend on these manufacturers' ability to finance the production of goods ordered and to maintain adequate manufacturing capacity. We do not exert direct control over the third party manufacturers, so we may be unable to obtain timely delivery of acceptable products.

In addition, we do not have long-term supply contracts with most of these third party manufacturers, including the third party manufacturer that produced the majority of our footwear products in the three months ended March 31, 2006, and any of them may unilaterally terminate their relationship with us at any time or seek to increase the prices they charge us. As a result, we are not assured of an uninterrupted supply of products of an acceptable quality and price from our third party manufacturers. We may not be able to offset any interruption or decrease in supply of our products by increasing production in our company-operated manufacturing facilities due to capacity constraints, and we may not be able to substitute suitable alternative third party manufacturers in a timely manner or at acceptable prices. Any disruption in the supply of products from our third party manufacturers may harm our business and could result in a loss of sales and an increase in production costs, which would adversely affect our results of operations.

Our business could suffer if our third party manufacturers violate labor laws or fail to conform to generally accepted ethical standards.

We generally require our third party manufacturers to meet our standards for working conditions and other matters before we are willing to place business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third party manufacturers or their respective labor practices. If one of our third party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations, or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. In addition, such a manufacturer's actions could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.

We manufacture a portion of our crocs products, and any difficulties or disruptions in our manufacturing operations could adversely affect our sales and results of operations.

We produce some of our products at our company-operated manufacturing facilities in Canada and Mexico. In the three months ended March 31, 2006, we produced approximately 16.4% of our crocs footwear production at our Canadian facility, and we recently commenced production at our company-operated facility in Mexico. The manufacturing of our products from our proprietary closed-cell resin, which we refer to as croslite, requires the use of a complex process, and we may experience difficulty in producing footwear that meets our high quality control standards. We will be required to absorb the costs of manufacturing and disposing of products that do not meet our quality standards. These costs are primarily incurred in connection with the initial production of new products, although we may also experience increases in training costs when we initiate production of new products. Additionally, we may incur increased costs as a result of the introduction of new manufacturing equipment such as molds and injection molding machines. Any increases in our manufacturing costs could adversely impact our margins. Furthermore, our manufacturing capabilities are subject to many of the same risks and challenges noted above with respect to our third party manufacturers, including our ability to scale our production capabilities to meet the needs of our customers, and our manufacturing may be disrupted for reasons beyond our control, including work stoppages, fires, earthquakes, floods or other natural disasters. Any disruption to our manufacturing operations will hinder our ability to deliver products to our customers in a timely manner, and could have a material and adverse effect on our business.

We established our own manufacturing facility in Mexico by acquiring the assets of an existing footwear manufacturer in April 2005, and subsequently added capacity at our adjacent facility that we leased. Prior to April 2005, we had never independently established our own manufacturing facility, and this facility has not been as efficient or as productive as our other company-operated or third party manufacturing operations. Moreover, the expansion of our company-operated manufacturing capabilities will increase our fixed cost base, and could adversely impact our margins and results of operations in the event our sales decline or do not continue to grow.

We depend on a limited number of suppliers for key production materials, and any disruption in the supply of such materials could interrupt product manufacturing and increase product costs.

We depend on a limited number of sources for the primary materials used to make our crocs footwear. We source the elastomer resins that constitute the primary raw materials used in compounding croslite, which we use to produce our footwear products, from one supplier. We do not have any formal purchase agreement with the provider of the elastomer resins, and we purchase these elastomer resins on a purchase order basis. If the supplier we rely on for elastomer resins were to cease production of these materials, we may not be able to obtain suitable substitute materials in time to avoid interruption of our production cycle, if at all. We may also have to pay materially higher prices in the future for the elastomer resins or any substitute materials we use, which would increase our production costs and could have a materially adverse impact on our margins and results of operations.

Additionally, a single third party processor in Italy compounded all of the croslite we used in producing crocs footwear in 2004, and we expect that this third party processor will continue to provide at least a majority of our requirements for the foreseeable future. Although we have arranged for two additional third party processors to compound croslite and we began compounding croslite at Foam Creations's facility in Quebec City, Canada in 2005, the compounding process is complex and difficult to perfect on a large scale, and we and our new third party processor may not be able to compound meaningful quantities of croslite suitable for use in our products.

If we are unable to obtain suitable elastomer resins or if we are unable to procure sufficient quantities of croslite, we may not be able to meet our production requirements in a timely manner. Such failure could result in lost potential sales, delays in shipments to customers, strained relationships with customers and diminished brand loyalty.

If we are unable to assimilate our new managers and recruit and retain key personnel necessary to operate our business, our ability to successfully manage our business and develop and market our products may be harmed.

Several of our executive officers have recently joined us and therefore have limited experience in managing our company. For example, in February 2006, we hired Peter Case as Senior Vice President—Finance and a new corporate controller. Mr. Case became our Chief Financial Officer in April 2006. We may experience difficulty assimilating our recently hired managers, which may adversely impact our business. The addition of our new Chief Financial Officer and Senior Vice President—Finance and corporate controller is also subject to other risks and uncertainties. For example, in connection with the audit of our financial statements for each of the years ended December 31, 2002, 2003 and 2004, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. It is possible that the changes to our finance and accounting staff will hamper, rather than aid, our efforts to improve our internal control over financial reporting due to, among other things, the time and effort required to integrate the new employees. Furthermore, we are now subject to SEC reporting obligations and if these new employees are not properly integrated into our finance and accounting staff, we may be unable to adequately address our SEC reporting obligations.

To expand our business we will also need to attract, retain and motivate highly skilled design, development, management, accounting, sales, merchandising, marketing and customer service personnel. We plan to hire additional personnel in all areas of our business. Competition for many of these types of personnel is intense. As a result, we may be unable to successfully attract or retain qualified personnel. Additionally, any of our officers or employees can terminate their employment with us at any time, and we do not maintain key person life insurance on any of our employees, including any member of our management team. The loss of any key employee or our inability to attract or retain other qualified employees could harm our business and results of operations.

We face significant competition and if we are unable to compete effectively, sales of our products may decline and our business could be harmed.

The footwear industry is highly competitive. Recent growth in the market for casual footwear has encouraged the entry of new competitors into the marketplace and has increased competition from established companies. Some of our competitors are offering products that are substantially similar, in design and materials, to our crocs-branded footwear. In addition, access to offshore manufacturing is also making it easier for new companies to enter the markets in which we compete.

Our competitors include most major athletic and footwear companies, branded apparel companies and retailers with their own private labels. A number of our competitors:

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  have significantly greater financial resources than we have;

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  have more comprehensive product lines than ours;

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  have broader market presence than we have in, or have their own, retail outlets;

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  have longer-standing relationships with retailers than we have;

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  have a longer operating history than ours;

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  have greater distribution capabilities than we have;

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  have stronger brand recognition than we have; and

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  spend substantially more on product advertising and sales than we do.

Our competitors' greater capabilities in these areas may enable them to better withstand periodic downturns in the footwear industry, compete more effectively on the basis of price and production and more quickly develop new products. If we fail to compete successfully in the future, our sales and profits may decline, our financial condition may deteriorate and the market price of our common stock is likely to fall.

If we are unable to establish and protect our trademarks and other intellectual property rights, competitors may sell products that are substantially similar to our crocs footwear, or may produce counterfeit versions of our products, and such competing or counterfeit products could divert sales and may damage our brand image.

We believe our trademarks, trade names, copyrights, trade secrets, issued and pending patents, trade dress and designs are valuable and integral to our success and competitive position. From time to time, we have identified competitors selling products that are very similar in design to certain of our crocs footwear models, and that are manufactured from what may be comparable materials to our products. We believe that some of these products may infringe our intellectual property rights. Given the increased popularity of our crocs brand, we believe there is a high likelihood that counterfeit products or other products infringing on our intellectual property rights will continue to emerge, seeking to benefit from the consumer demand for crocs footwear. In order to protect our brand, we may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose our competitive position in the market before we are able to do so. In addition, enforcing rights to our intellectual property may be difficult and expensive, and we may not be successful in combating counterfeit products and stopping infringement of our intellectual property rights, particularly in some foreign countries, which could make it easier for competitors to capture market share. Intellectual property rights may also be unavailable or limited in some foreign countries. Furthermore, our efforts to enforce our trademark and other intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our trademark and other intellectual property rights. If we are unsuccessful in protecting and enforcing our intellectual property rights, continued sales of such competing products by third parties could harm our brand and adversely impact our business, financial condition and results of operations.

We have registered crocs as a trademark for footwear in Australia, the European Union, Israel, Japan, Mexico, New Zealand, Panama and Turkey. As of March 31, 2006, we have also applied to register crocs and the crocs logo as trademarks in 43 jurisdictions around the world, including the U.S., but such applications have not been approved and are currently pending. In addition, we have recently extended the scope of our trademark registrations and applications for both the crocs mark and logo to cover non-footwear products such as sunglasses, goggles, knee pads, watches, luggage, and some of our Internet sales activities. Although we believe that we have applied for trademark registrations in all jurisdictions where we are doing or intend to do business, there is a possibility that we have not applied to register the crocs mark, the company logos, the individual brand names for our products or our marketing slogans in countries where we will do business in the future, and we have elected not to apply for trademark registrations for some marks in some jurisdictions. Furthermore, we may not obtain trademark registrations in connection with any applications that we do file and trademark protection, whether registered or common law, may not be available in every country in which we offer or intend to offer our products. Failure to adequately protect our trademark rights could damage or even destroy our crocs brand, expose us to trademark liability and impair our ability to compete effectively. In addition, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

We believe our success may be enhanced by our ability to obtain and enforce patent protection for our products, and therefore have elected to pursue patent protection for our products in the U.S. and other countries. Currently, we have been issued one Community Design Registration and three Community Multiple Design Registrations in the European Union covering a total of ten shoe designs. Additional shoe design applications have received registrations in Australia, Brazil, India, Israel, Japan, and South Korea, and we have been issued one utility patent and three design patents in the U.S., but we have not been granted any other utility patents or design patents in the U.S. or any utility patents in other countries. We do not know whether any of our pending or future patent applications will result in the issuance of patents, and competitors may challenge the validity or scope of our issued patents, or our registered designs or patent applications that proceed to issuance. We cannot predict how the patent claims in our issued patents, or any patents issued from any pending or future patent application, will be construed, and such patents may not provide us with the ability to prevent the development, manufacturing, and/or marketing of competing products, or may be challenged by third parties on the basis of validity and enforceability.

We also rely on trade secrets, confidential information and other unpatented proprietary information, related to, among other things, the formulation of croslite and product development, especially where we do not believe patent protection is appropriate or obtainable. Using third party manufacturers may increase risk of misappropriation of our trade secrets, confidential information and other unpatented proprietary information. The agreements we use to try to protect our intellectual property, confidential information and other unpatented proprietary information may not effectively protect such intellectual property and information and may not be sufficient to prevent unauthorized use or disclosure of such trade secrets and information. A party to one of these agreements may breach the agreement and we may not have adequate remedies for such breach. As a result, our trade secrets, confidential information and other unpatented proprietary information may become known to others, including our competitors. Furthermore, as with any trade secret, confidential information or other proprietary information, others, including our competitors, may independently develop or discover such trade secrets and information, which would render them less valuable to us.

Third parties may claim that we are infringing their intellectual property rights, and such claims may be costly to defend, may require us to pay licensing fees, damages, or other amounts, and may prevent, or otherwise impose limitations on, the manufacture, distribution or sale of our products.

From time to time, third parties may claim that we are infringing on their intellectual property rights, and we may be found to infringe those intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of the intellectual property rights of others that may cover some of our technology or products. If we are forced to defend against such third party claims, whether or not such claims are resolved in our favor, we could encounter expensive and time consuming litigation which could divert our management and key personnel from business operations. Further, if we are found to be infringing on the intellectual property rights of others, we may be required to pay damages or ongoing royalty payments, or comply with other unfavorable terms. Additionally, if we are found to be infringing on the intellectual property rights of others, we may not be able to obtain license agreements on terms acceptable to us, and this may prevent us from manufacturing, marketing or selling our products. Thus, such third party claims may significantly reduce the sales of our products or increase our cost of goods sold. Any such reductions in sales or cost increases could be significant, and could have a material and adverse affect on our business.

Our financial success may be limited to the strength of our relationships with our retail customers and to the success of such retail customers.

Our financial success is significantly related to the willingness of our retail customers to continue to carry our products and to the success of such customers. We do not have long term contracts with any of our retail customers, and sales to our retail customers are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling by the customer. If we cannot fill our retail customers' orders in a timely manner, the sales of our products and our relationships with those customers may suffer, and this could have a material adverse effect on our product sales and ability to grow our product line.

In the three months ended March 31, 2006, our ten largest retail customers accounted for approximately 28.9% of our revenues, with Dillard's, our largest customer for the period, accounting for approximately 8.6% of our revenues. If any of our major retail customers experiences a significant downturn in their business or fails to remain committed to our products or brand, then these customers may reduce or discontinue purchases from us. In addition, we extend credit to our customers based on an evaluation of each customer's financial condition. If a significant customer to whom we have extended credit experiences financial difficulties, our bad debt expense may increase relative to revenues in the future. Any significant increase in our bad debt expense relative to revenues would adversely impact our net income and cash flow and could affect our ability to pay our own obligations as they become due.

Furthermore, many of our retail customers compete with each other, and if they perceive that we are offering their competitors better pricing and support, they may reduce purchases of our products. In addition, we compete directly with our retail customers by selling our products to consumers via the Internet and through our company-operated kiosks. If our retail customers believe that our direct sales to consumers divert sales from their stores, this may weaken our relationships with such customers and cause them to reduce purchases of our products.

If we do not accurately forecast consumer demand, we may have excess inventory to liquidate or have greater difficulty filling our customers' orders, either of which could adversely affect our business.

The footwear industry is subject to cyclical variations and declines in performance, as well as fashion risks and rapid changes in consumer preferences, the effects of weather, general economic conditions and other factors affecting demand. These factors make it difficult to forecast consumer demand, and if we overestimate demand for our products, we may be forced to liquidate excess inventories at a discount to customers, resulting in markdowns and lower gross margins. Conversely, if we underestimate consumer demand, we could have inventory shortages, which can result in lost potential sales, delays in shipments to customers, strains on our relationships with customers and diminished brand loyalty. Moreover, because our product line is limited, we may be disproportionately affected by cyclical downturns in the footwear industry, changes in consumer preferences and other factors affecting demand, which may make it more difficult for us to accurately forecast our production needs, exacerbating these risks. A decline in demand for our products, or any failure on our part to satisfy increased demand for our products, could adversely affect our business and results of operations.

We may fail to successfully expand our distribution network or introduce our products internationally, and this may cause our results of operations to fall short of expectations.

As part of our growth strategy, we plan to expand our distribution network and expand the sales of our products into new locations internationally. Successfully executing this strategy will depend on many factors, including:

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  the strength of the crocs brand and competitive conditions in new markets that we attempt to enter;

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  our ability to attract and retain qualified distributors or agents or to develop direct sales channels;

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  our ability to use and protect the crocs brand, and our other intellectual property, in these new markets and territories; and

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  our ability to successfully enter and compete in markets and territories, especially internationally, where we have little distribution experience and where our crocs brand is not well known.

If we are unable to successfully expand our distribution channels and sell our crocs-branded products internationally, our business may fail to grow, our brand may suffer and our results of operations may be adversely impacted.

We conduct, and in the future expect to conduct, a significant portion of our activities outside the U.S., and therefore we are subject to the risks of international commerce.

We use third party manufacturers located in foreign countries, we operate manufacturing facilities located in Canada and Mexico, and we sell our products to retailers outside of the U.S. Foreign manufacturing and sales activities are subject to numerous risks, including the following:

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  tariffs, import and export controls and other non-tariff barriers such as quotas and local content rules;

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  increased transportation costs due to distance, energy prices or other factors;

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  delays in the transportation and delivery of goods due to increased security concerns;

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  foreign currency fluctuations, for which we do not currently engage in any material hedging transactions;

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  restrictions on the transfer of funds;

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  changing economic conditions;

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  restrictions, due to privacy laws, on the handling and transfer of consumer and other personal information;

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  changes in governmental policies and regulations;

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  political unrest, terrorism or war, any of which can interrupt commerce;

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  expropriation and nationalization;

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  difficulties in managing foreign operations effectively and efficiently from the U.S.; and

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  difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions.

Furthermore, our manufacturing activity outside of the U.S., including the production of our products by third party manufacturers, is subject to risks of poor infrastructure, shortages of equipment, and labor unrest, in addition to those risks noted above. Once our products are manufactured, we may also suffer delays in distributing our products due to work stoppages, strikes or lockouts at the ports where our products arrive. Such labor disruptions could result in product shortages and delays in distributing our products to retailers. These factors and the failure to properly respond to them could make it difficult to obtain adequate supplies of quality products when we need them, resulting in reduced sales and harm to our business.

In addition, during 2005, we generated approximately $12.9 million, or 11.9% of our revenues outside of the U.S., and in the three months ended March 31, 2006, we generated approximately $9.9 million, or 22.1% of our revenues outside of the U.S., and we expect to expand our international sales and marketing operations in the future. Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international sales operations, as noted above, as well as the difficulties associated with promoting products in unfamiliar cultures.

Acquisitions may be difficult to identify and successfully integrate into our business and could have other adverse consequences.

We have made, and may in the future make, acquisitions of, or investments in, other companies. For example, in June 2004, we acquired Foam Creations, and in April 2005, we acquired the manufacturing operations of a footwear producer in Mexico. We expect to consider other opportunities to acquire or make investments in other businesses and products that could enhance our manufacturing capabilities, complement our current products or expand the breadth of our markets or customer base. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In the event we finance acquisitions by issuing equity or convertible debt securities, our stockholders may be diluted.

In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired operations successfully with our business or effectively manage the combined business following completion of the acquisition. We may also not achieve the anticipated benefits from the acquired business due to any of the following factors:

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  unanticipated costs associated with the acquisition;

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  diversion of management's attention from our core business;

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  harm to our existing business relationships with manufacturers and customers as a result of the acquisition;

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  the potential loss of key employees; or

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  risks associated with entering new product lines or markets in which we have little or no prior experience.

If we are unable to integrate any new business successfully, we could be required either to dispose of the acquired operations or to undertake changes to the acquired operations in an effort to integrate them with our business. If we experience any of the difficulties noted above, our business and financial condition could be materially and adversely affected.

We may be adversely affected by currency exchange rate fluctuations.

We purchase products and supplies from third parties in U.S. dollars and receive payments from certain of our international customers in foreign currencies. The cost of these products and supplies sourced overseas, and payments received from customers, may be affected by changes in the value of the relevant currencies. Price increases caused by currency exchange rate fluctuations could make our products less competitive or have an adverse effect on our profitability. Currency exchange rate fluctuations could also disrupt the business of the third-party manufacturers that produce our products by making their purchases of raw materials more expensive and more difficult to finance. Foreign currency fluctuations could have a material adverse effect on our results of operations and financial condition.

We can issue shares of preferred stock without stockholder approval, which could adversely affect the rights of common stockholders.

Our restated certificate of incorporation permits us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our stockholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that we may issue in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common stockholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

Our restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could discourage a third party from acquiring us and consequently decrease the market value of an investment in our stock.

Our restated certificate of incorporation, amended and restated bylaws and Delaware corporate law each contain provisions that could delay, defer or prevent a change in control of our company or changes in our management. Among other things, these provisions:

  •
  authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;

  •
  do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

  •
  prohibit stockholders from calling special meetings of stockholders;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  •
  allow the authorized number of directors to be changed only by resolution of the board of directors;

  •
  establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting; and

  •
  classify our board of directors so that only some of our directors are elected each year.

These provisions could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions, which may prevent a change of control or changes in our management that a stockholder might consider favorable. In addition, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of us. Any delay or prevention of a change of control or change in management that stockholders might otherwise consider to be favorable could cause the market price of our common stock to decline.

Risks Related to this Offering

Our common stock price has been and may continue to be volatile and you may lose all or part of your investment.

We completed our initial public offering in February 2006, and an active trading market for our common stock may not be sustained. Since our initial public offering, the price of our common stock as reported on the Nasdaq National Market has ranged from a low of $20.32 on March 22, 2006 to a high of $37.00 on May 5, 2006.

Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include:

  •
  expiration of lock-up agreements;

  •
  our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

  •
  changes in financial estimates by us or by any securities analysts who might cover our stock;

  •
  speculation about our business in the press or the investment community;

  •
  significant developments relating to our manufacturing or distribution relationships;

  •
  stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the sports apparel or footwear industries;

  •
  customer orders of new products from us and our competitors;

  •
  investor perceptions of the footwear and apparel industries in general and our company in particular;

  •
  the operating and stock performance of comparable companies;

  •
  general economic conditions and trends;

  •
  major catastrophic events;

  •
  announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

  •
  changes in accounting standards, policies, guidance, interpretation or principles;

  •
  loss of external funding sources;

  •
  sales of our common stock, including sales by our directors, officers or significant stockholders; and

  •
  additions or departures of key personnel.

In addition, the timing of orders by our customers and timing of shipments to our customers may cause quarterly fluctuations of our results of operations that may, in turn, affect the market price of the common stock. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management's attention and resources.

Future sales of our common stock could depress our stock price.

Substantially all of our stockholders, including all of our executive officers and directors, have agreed not to sell shares of our common stock for a period of 90 days following this offering, subject to extension for up to 35 days under specified circumstances at the option of Piper Jaffray and Thomas Weisel Partners. However, Piper Jaffray and Thomas Weisel Partners may waive this restriction and allow any such stockholders to sell shares at any time. See "Underwriting." In addition, other stockholders holding                        of shares of our common stock agreed not to sell shares of our common stock until August 7, 2006, subject to extension for up to 35 days under specified circumstances at the option of Piper Jaffray and Thomas Weisel Partners. Piper Jaffray and Thomas Weisel Partners may waive this restriction and allow any such stockholders to sell shares at any time. Shares of common stock subject to these lockup agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933. Of the shares subject to lock-up agreements,                        shares will be "restricted securities" under Rule 144, and                        of such shares will be eligible for resale immediately upon expiration of the lock-up agreements. See "Shares Eligible for Future Sale." Sale of shares of our common stock by our stockholders, or the perception that such stockholders may sell shares of our common stock, could have an adverse impact on the market price for our common stock.

We do not intend to pay dividends on shares of our common stock for the foreseeable future.

We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on shares of our common stock in the foreseeable future.

A SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  our limited operating history;

  •
  our significant recent expansion;

  •
  changing fashion trends;

  •
  our reliance on market acceptance of the small number of products we sell;

  •
  our ability to develop and sell new products;

  •
  our limited manufacturing capacity and distribution channels;

  •
  our reliance on third party manufacturing and logistics providers for the production and distribution of our products;

  •
  our reliance on a single-source supply for certain raw materials;

  •
  our management and information systems infrastructure;

  •
  our ability to obtain and protect intellectual property rights;

  •
  the effect of competition in our industry;

  •
  the potential effects of seasonality on our sales;

  •
  our ability to attract and retain management talent; and

  •
  other factors described in this prospectus under the heading "Risk Factors."

In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "would" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock to be sold by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the Nasdaq National Market under the symbol "CROX" since it began trading on February 8, 2006. Our initial public offering was priced at $21.00 per share on February 7, 2006. The following table sets forth, for the periods indicated, the high and low intra-day sales prices for our common stock as reported on the Nasdaq National Market.

Year ended December 31, 2006	High	Low
First Quarter (from February 8)	$32.50	$20.32
Second Quarter (through May 24)	$37.00	$24.41

On May 24, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $26.41 per share.

Computershare Trust Company, Inc. is the transfer agent and registrar for our common stock. On May 24, 2006, we had approximately 325 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2006. You should read the information below in conjunction with our consolidated financial statements and their notes incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

As of March 31, 2006
(dollars in thousands) (unaudited)
Cash and cash equivalents	$67,861

Long-term debt and capital lease obligations (including current portion)	$3,002
Stockholders' equity:
Common Stock, par value $0.001 per share; 125,000,000 shares authorized and 38,277,115 issued and outstanding	38
Preferred Stock, par value $0.001 per share; 5,000,000 shares authorized no shares issued and outstanding	—
Additional paid-in capital	115,088
Deferred compensation	(9,740)
Retained earnings	23,104
Accumulated other comprehensive income	613

Total stockholders' equity	129,103

Total capitalization	$132,105

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data presented below in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

The selected financial data presented below under the heading "Consolidated Statement of Operations Data" for the years ended December 31, 2002, 2003, 2004 and 2005 and the selected financial data presented below under the heading "Consolidated Balance Sheet Data" as of December 31, 2003, 2004 and 2005 have been derived from, and are qualified by reference to, the consolidated financial statements incorporated by reference in this prospectus. The selected financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for the three months ended and as of March 31, 2005 and 2006 are unaudited, have been derived from unaudited consolidated financial statements that are incorporated by reference in this prospectus and have been prepared on the same basis as the annual consolidated financial statements. The selected consolidated financial data presented below under the heading "Consolidated Balance Sheet Data" as of and for the year ended December 31, 2002 are derived from our unaudited financial statements. In the opinion of management, the unaudited selected financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

	Year Ended December 31,				Three Months Ended March 31,
	2002(1)	2003	2004	2005(2)	2005(3)	2006
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data
Revenues	$24	$1,165	$13,520	$108,581	$10,958	$44,844
Cost of sales (including share-based compensation expense of $—, $—, $—, $84, $— and $—, respectively)	16	891	7,162	47,773	4,119	21,163

Gross profit	8	274	6,358	60,808	6,839	23,681
Selling, general and administrative expense (including share-based compensation expense of $240, $356, $1,792, $4,673, $1,276 and $1,690, respectively)	453	1,471	7,929	33,916	4,673	13,689

Income (loss) from operations	(445)	(1,197)	(1,571)	26,892	2,166	9,992
Interest expense	—	3	47	611	37	279
Other (income) expense—net	—	—	19	(8)	17	(287)

Income (loss) before income taxes	(445)	(1,200)	(1,637)	26,289	2,112	10,000
Income tax expense (benefit)(2)	—	—	(143)	9,317	72	3,560

Net income (loss)	(445)	(1,200)	(1,494)	16,972	2,040	6,440
Dividends on redeemable convertible preferred shares(4)	—	—	142	275	68	33

Net income (loss) attributable to common stockholders	$(445)	$(1,200)	$(1,636)	$16,697	$1,972	$6,407

Income (loss) per common share:
Basic	$(0.05)	$(0.06)	$(0.07)	$0.51	$0.08	$0.19
Diluted	$(0.05)	$(0.06)	$(0.07)	$0.51	$0.06	$0.17
Weighted average common shares:
Basic	8,288,710	20,855,385	24,641,953	25,493,577	25,176,137	32,897,743
Diluted	8,288,710	20,855,385	24,641,953	33,570,000	33,078,265	38,259,456

	As of December 31,				As of March 31,
	2002(1)	2003	2004	2005	2005(5)	2006
	(dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$73	$326	$1,054	$4,787	$1,751	$67,861
Total assets	454	1,304	16,224	78,032	23,704	167,537
Long-term obligations	—	400	3,660	5,513	3,789	3,186
Redeemable common shares	—	1,800	1,800	1,800	1,800	—
Redeemable convertible preferred shares	—	—	5,500	5,500	5,500	—
Total stockholders' equity (deficit)	389	(1,642)	(3,591)	18,914	(334)	129,103

(1)
We were founded in 1999 but did not commence operations until 2002, when we began selling footwear in the United States. As a result, there were no material operations prior to 2002.

(2)
On January 4, 2005, we converted from a limited liability company to a taxable corporation. For the tax years beginning on January 1, 2005 and afterward, we have been subject to corporate-level U.S. federal and state income taxes. Additionally, the statement of operations for the year ended December 31, 2005 reflects a one-time income tax benefit of $797,000 to record the net deferred tax assets at the date of conversion.

(3)
Subsequent to the issuance of our consolidated financial statements for the three months ended March 31, 2005, we determined that the fair value of our common stock used for certain equity grants during 2005 was understated. As a result, the consolidated financial statements for the three months ended March 31, 2005 have been restated from the amounts previously reported. See note 13 to our unaudited consolidated financial statements for the three months ended March 31, 2006 incorporated by reference in this prospectus.

(4)
Dividends accrued in 2004 were paid to holders of our Class C convertible preferred membership units. Our Class C membership units were converted into shares of our Series A preferred stock in connection with our conversion from a limited liability company to a corporation on January 4, 2005.

(5)
Subsequent to the issuance of our consolidated financial statements for the three months ended March 31, 2005, we determined that the accumulated deficit as of January 4, 2005, the date of our conversion from a limited liability company to a corporation, should have been reclassified to additional paid-in capital in accordance with SEC Staff Accounting Bulletin Topic 4:B "S Corporations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes incorporated by reference in this prospectus. This discussion and analysis contains forward-looking statements based on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from those indicated in these forward-looking statements as a result of various factors, as more fully discussed below and elsewhere in this prospectus, particularly in the section entitled "Risk Factors."

Overview

We are a rapidly growing designer, manufacturer and marketer of footwear for men, women and children under the crocs brand. We have been marketing and distributing footwear products since November 2002, shortly after completing the modification and improvement of a shoe produced by Foam Creations. In June 2004, we acquired Foam Creations, including its manufacturing operations, product lines and rights to the proprietary closed-cell resin, which we refer to as croslite. All of our footwear products incorporate croslite, which enables us to produce a soft and lightweight, non-marking, slip- and odor-resistant shoe that retails at attractive price points ranging from $19.99 to $59.99. In addition to our footwear products, we recently introduced a line of crocs-branded apparel and accessory items. We also use croslite to manufacture non-branded products that we sell to original equipment manufacturers.

We currently sell our crocs -branded products throughout the U.S. and in over 45 additional countries worldwide. Outside the U.S., we sell our products directly to retailers, or through distributors where we believe they offer a preferable alternative to direct sales. We also sell directly to consumers through our website and our company-operated kiosks. The broad appeal of our footwear has allowed us to market our products to a wide range of distribution channels in the U.S., including traditional footwear retailers as well as a variety of specialty channels. As of March 31, 2006, our retail customer base in the U.S. included over 3,600 accounts that represented over 7,300 retail store locations selling our products.

We have achieved significant growth since our inception, driven largely by the popularity of our footwear products and our ability to significantly expand the breadth and depth of our distribution network. Since we started marketing our first footwear model in November 2002, we have increased our unit volumes from 76,000 pairs of footwear sold in 2003 to 649,000 pairs of footwear sold in 2004. We sold 6.0 million pairs of footwear in the year ended December 31, 2005, and 2.7 million pairs of footwear in the three months ended March 31, 2006. As a result, our revenues have increased from $1.2 million in 2003 to $13.5 million in 2004 and $108.6 million in 2005. Our net loss for the year ended December 31, 2003 was $1.2 million compared to a loss of $1.5 million for the year ended December 31, 2004 and net income of $17.0 million for the year ended December 31, 2005. For the three months ended March 31, 2006, we recorded revenues of $44.8 million and net income of $6.4 million, compared to $11.0 million of revenues and net income of $2.0 million in the three months ended March 31, 2005. Continued growth of our revenues and profitability will depend substantially on the continued popularity of our existing footwear products, our ability to continue to introduce new models of footwear that meet the evolving demands of our retail customers and end consumers, our ability to effectively manage our sales and distribution network, and our ability to maintain sufficient product supply to meet expected growth in demand.

We have achieved strong gross profit margins since commencing sales of our crocs footwear. For the year ended December 31, 2005, our gross profit was $60.8 million, or 56.0% of revenues, compared to

$6.4 million, or 47.0% of revenues for the year ended December 31, 2004. For the three months ended March 31, 2006, our gross profit was $23.7 million, or 52.8% of revenues, compared to $6.8 million, or 62.4% of revenues, for the three months ended March 31, 2005. We believe a number of factors have contributed to our ability to achieve gross profit margins at these levels. Generally, we have not discounted the purchase price of our crocs footwear due to high levels of demand for our products. Additionally, our use of third party manufacturers as well as company-operated manufacturing facilities has allowed us to maintain a relatively low cost structure while enabling us to achieve significant production flexibility. However, gross profit margins will be affected by our ability to accurately forecast demand and avoid excess inventory, our ability to control our supply, manufacturing and distribution costs, and by changes in the mix of products we sell. In particular, in the three months ended March 31, 2006, we experienced a reduction in gross profit margins primarily due to increased fulfillment and distribution expenses related to our use of air freight to import products from our third party manufacturers for distribution to our customers, fluctuations in rates and prices charged by our third party distribution and fulfillment contractor, and special handling and labeling requirements by some of our customers. We do not expect that we will need to rely as heavily on air freight for the remainder of 2006 and we plan to satisfy more fulfillment and logistics in-house and through our third party contractors in China, all of which we expect will help improve our gross margins.

We currently manufacture our footwear products and accessories, and all of our non-branded products for original equipment manufacturers, at Foam Creations's facility in Quebec City, Canada. We also manufacture our footwear products at our company-operated facility located in Mexico. In addition, we contract with third party manufacturers in China, Florida, Italy and Romania for the production of our footwear products. We believe our in-house production capabilities enable us to make rapid changes to manufacturing schedules and provide us the flexibility to quickly ship in-demand models and colors, while outsourcing allows us to lower our capital investment and retain the cost-effectiveness of using third party manufacturing.

The popularity of our footwear has in the past resulted in our inability to produce or deliver shoes in sufficient volumes to satisfy the demands of our retail customers and consumers. We have been attempting to meet this demand by actively expanding our company-operated manufacturing capacity, as well as increasing the number of shoes produced for us by third party manufacturers. During 2006, we intend to expand our manufacturing capacity at the facility we operate in Mexico. We also recently expanded production capacity at our third party manufacturers located in China and added third party manufacturing capacity in Romania. In addition to expanding our production capacity, we are actively expanding our fulfillment and distribution capabilities. In April 2006, we entered into a lease agreement for a 264,000 square foot facility in Aurora, Colorado that we intend to use as a company-operated warehouse and distribution facility serving our domestic markets. We also recently entered into a rental arrangement for a 170,000 square foot facility in China. We anticipate that the China facility, which is adjacent to our major third-party manufacturing facilities, will enable us to distribute our products more efficiently on a global basis.

We intend to continue to diversify our product line with new footwear models in order to capitalize on a growing market for casual lifestyle footwear. Successful introduction of new products will require us to identify and address changing consumer preferences and will also require us to devote additional resources to product development and marketing. In addition, in order to capitalize on what we believe to be a growing market for our products, we intend to expand our distribution network and increase sales to our existing retail customers, which will require us to expand our sales and marketing activities.

On February 13, 2006, we completed an initial public offering of our common stock in which we sold 4,950,000 shares and our selling shareholders sold 6,435,000 shares. Our net proceeds from the offering totaled approximately $94.5 million, after payment of underwriting discounts and commissions and other related offering costs. We used the net proceeds from the offering to repay all amounts outstanding under our amended and restated credit facility and all amounts outstanding under loans from the National Bank of Canada, for capital expenditures related to increasing our manufacturing capacity and infrastructure improvements, developing our international operations and increasing our marketing activities. We did not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

General

Revenues are recorded when products are shipped and the customer takes title and assumes risk of loss, collection of related receivables are probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Title passes on shipment or on receipt by the customer depending on the country of the sale and the agreement with the customer. Allowances for estimated returns and discounts are recognized when related revenue is recorded. Because we use internal manufacturing as well as contract with third parties to manufacture our products, our cost of sales represents our costs to manufacture products in our own facilities, including raw materials costs and all overhead expenses related to production, as well as the cost to purchase finished products from our third party manufacturers. Cost of sales also includes the cost to transport these products to our facilities and all warehouse and outbound freight expenses. Our selling, general and administrative expense consists primarily of selling, marketing, wages and related payroll and employee benefit costs, travel and insurance expenses, research and development costs, depreciation, amortization, professional fees, facility expenses, bank charges and non-cash charges for stock based compensation.

We were organized as a limited liability company and until January 4, 2005 were treated as a partnership for U.S. federal and state income tax purposes for each of the tax years ended December 31, 2003 and 2004. Under U.S. tax law, partnerships are treated as pass-through entities and are not subject to direct taxation. However, partners are subject to income tax on their allocable share of the partnership's income. On January 4, 2005, we converted from a limited liability company to a taxable corporation. For tax years beginning on January 1, 2005 and afterward, we will be subject to corporate-level U.S. federal and state and foreign income taxes.

Factors Affecting Comparability

Set forth below are selected factors that we believe have had, or are expected to have, a significant affect on the comparability of recent or future results of operations:

Equity Compensation Expenses

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision to Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which requires the calculation of the fair value of stock-based compensation, estimation of future forfeitures and income taxes, and recognition of the fair value as a non-cash expense over the vesting period of the underlying instruments. SFAS No. 123(R), Share-Based Payment, eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be recognized and reflected in our financial statements using a fair-value-based method.

We adopted SFAS No. 123(R) effective as of January 1, 2006 using the prospective method for option grants and restricted stock issued prior to August 15, 2005, which was the date we filed a our Registration Statement on Form S-1 in connection with our initial public offering and the modified prospective method for option grants issued after August 15, 2005. The adoption of SFAS No. 123(R)'s fair-value-based method will have a significant adverse impact on our results of operations, although it will have no impact on our overall cash flow. We expect to incur approximately $5.4 million, net of tax, in non-cash stock-based compensation expense during fiscal 2006 based on the number of stock options and restricted stock outstanding as of December 31, 2005. We will recognize additional stock-based compensation expense in 2006 based on the fair value of any share based payment made in 2006. The amount of compensation expense recognized depends on numerous factors and estimates, including the number and vesting period of option grants, the publicly traded price of the common stock, estimated volatility of the stock price, estimates of the timing and volume of exercises and forfeitures of the options and fluctuations in future interest and income tax rates.

Impact of Income Tax

Beginning in 2005, we were required to pay income taxes due to the conversion from an LLC to a corporation in January 2005. As we continue to grow, we expect our future cash needs for income taxes will increase accordingly.

Effects of Initial Public Offering

In February 2006, we completed an initial public offering of our common stock. As a part of the initial public offering, we issued 4,950,000 shares of our common stock and received net proceeds of approximately $94.5 million. In connection with the initial public offering, all of our then-outstanding shares of redeemable convertible preferred stock, which was not included in stockholders' equity in our balance sheet, converted into 7,452,492 shares of our common stock, of which a portion was sold in our initial public offering, and accrued dividends aggregating $171,000 were paid from our net proceeds from the offering. In addition, the put options on our redeemable shares of common stock terminated and such shares were also not previously included in stockholders' equity in our balance sheet. Therefore, the immediate result of our initial public offering was a significant increase in cash and stockholders' equity on our balance sheet, and the elimination of the accrual of dividends on the preferred stock. In addition, the common stock outstanding increased significantly because of the conversion of the preferred stock, the termination of the put options on the redeemable shares of common stock and our issuance of shares of common stock. As a result, the basis for the calculation of net income per share on both a basic and diluted basis has changed significantly.

Acquisition of Foam Creations

Foam Creations has developed and manufactured consumer products from specialty resins since 1995. In November 2002, we began marketing and distributing in the U.S., under the crocs brand, a footwear model that was manufactured by Foam Creations. Due to the popularity of this shoe and our successful launch in the U.S., we expanded our sales infrastructure, strengthened our senior management team and developed relationships with a range of retailers in the U.S. In June 2004, we acquired Foam Creations, including its manufacturing operations, product lines and rights to the trade secrets for croslite for a total cash purchase price of $5.2 million and the assumption of $1.7 million of long-term debt. To fund our purchase of Foam Creations, we issued $5.5 million of preferred securities in connection with the acquisition. The consolidated financial statements referred to in this prospectus reflect the acquisition of Foam Creations as of June 29, 2004, the date of acquisition.

As a result of the acquisition, our consolidated statements of operations included amortization of intangible assets related to the acquisition. In addition, as a result of purchase accounting, the fair values of Foam Creations's assets, including inventory, on the date of the acquisition became their new "cost" basis. Expenses attributable to amortization of intangible assets resulting from the acquisition will continue to adversely affect our results of operations in the future. The estimated expense of amortizing these intangible assets and other unrelated intangible assets is approximately $1.2 million annually in 2006 through 2008, $825,000 in 2009, $326,000 in 2010 and $413,000 thereafter.

Seasonality

Due to our short operating history and significant sales growth since our inception, we cannot assess with certainty the degree to which sales of our footwear products will be subject to seasonality. However, we expect that our business, similar to other vendors of footwear and related merchandise, will be subject to seasonal variation. We believe many vendors that market footwear products suited for warm weather normally experience their highest sales activity during the second and third quarters of the calendar year. Our revenues for the three months ended December 31, 2005 were lower than our revenues for the three months ended September 30, 2005, and we believe that the decline was primarily attributable to a seasonal decline in the demand for our products. While we have introduced footwear models that are more suitable for cold weather uses, such as the Aspen and the Georgie, we expect that demand for our products, and therefore our sales, may continue to be subject to seasonal variations and significantly impacted by weather conditions, as 87.2% of our revenues during the three months ended March 31, 2006 were attributable to the Athens, Beach and Cayman models, which are more suitable for warm weather. In addition, our quarterly results of operations may fluctuate significantly as a result of a variety of other factors, including the timing of new model introductions or general economic or consumer conditions. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year, and revenues for any particular period may decrease. See "Risk Factors—Risks Related to Our Business—Sales of our products are likely to be subject to seasonal variations, which could increase the volatility of the price of our common stock."

Results of Operations

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Revenues.    Revenues increased $33.8 million, to $44.8 million, in the three months ended March 31, 2006, from $11.0 million in the three months ended March 31, 2005. This increase was primarily a result of significantly higher unit sales of our footwear products. The higher unit sales resulted from an increase in the number of retail stores selling our products and stronger sales to our existing customers. In addition, our revenues from sales outside of the U.S. were $9.9 million in the three months ended March 31, 2006 compared to $1.3 million in the three months ended March 31, 2005. We expect our sales to continue to grow and our revenues to increase as we enter new markets and introduce new products and we expect our revenues from international sales to constitute a significant portion of our total revenues in the future.

Gross profit.    Gross profit increased $16.9 million, to $23.7 million, in the three months ended March 31, 2006, from $6.8 million in the three months ended March 31, 2005. Our gross profit margin was 52.8% in the three months ended March 31, 2006, compared to 62.4% in the three months ended March 31, 2005. The decrease in gross profit margin was due primarily to two factors. First, we incurred higher freight costs during the fourth quarter of 2005 because we used air freight to import products to ship to customers and to meet inventory needs. Those costs were appropriately capitalized to inventory at December 31, 2005 and some of the costs were recognized as a cost of goods sold on the sale of the products during the three months ended March 31, 2006. Second, a higher percentage of our sales were to customers that require us to perform additional special handling such as ticketing and individual boxing of our products, which resulted in higher third party logistics costs.

Selling, general and administrative expense.    Selling, general and administrative expense increased $9.0 million, to $13.7 million in the three months ended March 31, 2006, from $4.7 million in the three months ended March 31, 2005. This increase was primarily a result of higher costs required to support increased sales volumes, including increases in personnel expenses of $5.1 million (including share-based compensation), and increases in selling and marketing expenses of $1.1 million. In addition, professional and consulting fees increased approximately $500,000, primarily as a result of increased accounting, consulting and legal fees. The continued expansion in the number of kiosks in the United States also contributed approximately $760,000 in additional selling, general, and administrative expenses. As a percentage of revenues, selling, general and administrative expense decreased to 30.5% in the three months ended March 31, 2006, from 42.6% in the three months ended March 31, 2005, due to substantially higher revenues in the first quarter of 2006.

Interest expense.    Interest expense was $279,000 in the three months ended March 31, 2006, compared to $37,000 in the three months ended March 31, 2005. The increase in interest expense relates to the increase in average borrowings outstanding on our line of credit and long term debt during the three months ended March 31, 2006 compared to average borrowings outstanding under those arrangements during the three months ended March 31, 2005.

Other income/expense, net.    Other income was $287,000 in the three months ended March 31, 2006, compared to expense of $17,000 in the three months ended March 31, 2005, which resulted from an increase in interest income related to an increase in cash and cash equivalents resulting from the completion of our initial public offering in February 2006.

Income tax expense (benefit).    During the three months ended March 31, 2006, income tax expense was $3.6 million, representing an effective income tax rate of 35.6%, compared to income tax expense of $72,000, representing an effective income tax rate of 3.4% in the three months ended March 31, 2005. We recognized a tax benefit of $797,000 in the three months ended March 31, 2005 by establishing our deferred tax assets in connection with the conversion from a limited liability company to a taxable corporation. When compared to the effective income tax rate, excluding the effect of the tax benefit, our effective income tax rate for the three months ended March 31, 2006 decreased by approximately 5.5%. The decrease relates primarily to an increase in the pre-tax earnings in jurisdictions with lower income tax rates as a percentage of total pre-tax earnings.

Dividends on redeemable convertible preferred stock.    Dividends on our outstanding redeemable convertible preferred stock were $33,000 for the three month period ended March 31, 2006 representing a decrease of $35,000, compared to $68,000 for the three month period ended March 31, 2005. We first issued equity with preferred liquidation and dividend rights in June 2004, when we sold our Class C membership units. In connection with our conversion from a limited liability company to a corporation, our Class C membership units converted into shares of our Series A preferred stock. Our Series A preferred stock provided for a dividend at the rate of five percent per annum on the initial investment amount per share. The Series A preferred stock was converted into shares of our common stock in connection with the closing of our initial public offering on February 13, 2006.

Comparison of the Year Ended December 31, 2005 and 2004

Revenues.    Revenues increased $95.1 million, to $108.6 million, in the year ended December 31 2005, from $13.5 million in the year ended December 31, 2004. This increase was primarily a result of significantly higher unit sales of our footwear products, which increased to 6.0 million pairs for the year ended December 31, 2005, from 649,000 pairs for the year ended December 31, 2004. The higher unit sales resulted from an increase to 8,000 retail stores domestically and internationally selling our products and stronger sales to our existing customers. During the year ended December 31, 2005, our results included revenues of $5.2 million from sales by Foam Creations. Revenues from sales by Foam Creations that were included in our results of operations for the date of acquisition to December 31,

2004 were $2.7 million. We expect our sales to continue to grow and our revenues to increase as we enter new markets and introduce new products. In addition, our revenues from sales outside of the U.S. were $12.9 million in the year ended December 31, 2005.

Gross profit.    Gross profit increased $54.4 million, to $60.8 million, in the year ended December 31, 2005, from $6.4 million in the year ended December 31, 2004. Our gross profit margin improved to 56.0% in the year ended December 31, 2005, from 47.0% in the year ended December 31, 2004. The increase in gross profit margin was due primarily to lower unit costs resulting from the addition of a third party manufacturer located in China, from which we did not obtain footwear products in the year ended December 31, 2004, partially offset by higher freight and duty costs,.

Selling, general and administrative expense.    Selling, general and administrative expense increased $26.0 million, to $33.9 million in the year ended December 31, 2005, from $7.9 million in the year ended December 31, 2004. This increase was primarily a result of higher costs associated with increased sales volumes, including an increase in selling and marketing expenses of $6.9 million, increases in personnel expenses of $7.4 million. In addition, professional and consulting fees increased approximately $2.5 million, primarily as a result of increased legal fees, as well as settlement costs with consultants. In addition, stock-based compensation expense was $4.7 million for the year ended December 31, 2005, compared to $1.8 million for the year ended December 31, 2004. As a percentage of revenues, selling, general and administrative expense decreased to 31.2% in the year ended December 31, 2005, from 58.6% in the year ended December 31, 2004, primarily due to substantially higher revenues in 2005.

Interest expense.    Interest expense was $611,000 in the year ended December 31, 2005, compared to $47,000 in the year ended December 31, 2004. The increase is related to the interest expense associated with the indebtedness incurred under our line of credit during 2005 and the long term debt at our subsidiary Foam Creations, which we acquired in June 2004.

Other income/expense, net.    Other income was $8,000 in the year ended December 31, 2005, compared to expense of $19,000 in the year ended December 31, 2004, which primarily related to a minority interest associated with Foam Creations, which was acquired in June 2004 and an increase in interest income related to the increase in cash and cash equivalents.

Income tax expense (benefit).    In the year ended December 31, 2005, income tax expense was $9.3 million, representing an effective income tax rate of 35.4%, compared to a benefit of $143,000 in the year ended December 31, 2004. In the year ended December 31, 2004, we were not a tax-paying entity for U.S. income tax purposes and therefore did not record any income tax expense for the U.S. entity for this period. However, we acquired Foam Creations, a Canadian corporation, in June 2004. During the period subsequent to the acquisition, Foam Creations recorded a tax benefit of $143,000. We recognized a tax benefit of $797,000 in the year ended December 31, 2005 to establish our deferred tax assets in connection with the conversion from a limited liability company to a taxable corporation.

Dividends on redeemable convertible preferred stock.    Dividends on our outstanding redeemable convertible preferred stock were $275,000 for the year ended December 31, 2005 compared to $142,000 for the year ended December 31, 2004. We first issued equity with preferred liquidation and dividend rights in June 2004, when we sold our Class C membership units. In connection with our conversion from a limited liability company to a corporation, our Class C membership units converted into shares of our Series A preferred stock. Our Series A preferred stock provides for a dividend at the rate of five percent per annum on the initial investment amount per share. The Series A preferred stock converted into shares of our common stock in connection with the closing of the initial public offering on February 13, 2006.

Comparison of the Years Ended December 31, 2004 and 2003

Revenues.    Revenues increased $12.3 million, to $13.5 million, in 2004 from $1.2 million in 2003, primarily as a result of higher unit sales. Sales of our footwear products increased to 649,000 pairs in 2004 from 76,000 pairs in 2003. The higher sales volume in 2004 was primarily a result of the popularity of our Beach model and an increase to 2,400 retail stores selling our products. Our results in 2004 include $2.7 million of revenues from sales by Foam Creations of our non-branded products, which we acquired in June 2004.

Gross profit.    Gross profit increased by $6.1 million, to $6.4 million, in 2004, from $274,000 in 2003. Gross profit margin improved to 47.0% in 2004 from 23.5% in 2003. The increase in gross profit margin was due primarily to lower unit costs associated with production efficiencies resulting from higher sales volumes. Gross profit margin for our non-branded products sold by Foam Creations was approximately 40.0% for the six months ended December 31, 2004.

Selling, general and administrative expense.    Selling, general and administrative expense increased $6.4 million, to $7.9 million, in 2004, from $1.5 million in 2003. This increase was primarily a result of higher costs associated with increased sales volumes, including an increase in selling and marketing expenses of $2.3 million, personnel expenses of $1.6 million, a portion of which was included in selling and marketing expenses, and the associated facility expansion costs of $125,000 required to support our growth. The absorption of Foam Creations selling, general and administrative expense contributed an additional $1.5 million to this increase of which $487,000 relates to the amortization of intangibles associated with this acquisition. Depreciation and amortization expense increased to $586,000 in 2004 from $18,000 in 2003, primarily as a result of amortization of intangibles associated with our acquisition of Foam Creations. Share-based compensation expense was $1.8 million in 2004 compared to $356,000 in 2003. This increase was due to a greater number of awards granted to employees, directors and consultants, along with higher equity values for such awards. Additionally, a number of awards were granted in 2004 with immediate vesting, and as a result, we recognized the entire expense associated with those grants at the time of the grant. As a percentage of revenues, selling, general and administrative expense decreased to 58.6% in 2004 from 126.3% in 2003, largely due to substantially higher revenues generated in 2004.

Interest expense.    Interest expense was $47,000 in 2004, compared to $3,000 in 2003. The increase in interest expense was primarily the result of an increase in long term debt that was assumed as part of our acquisition of Foam Creations in June 2004.

Other expense, net.    Other expense was $19,000 in 2004, and we did not recognize any other income or expenses, net, in 2003. The increase in other income was primarily related to a minority interest that arose after our acquisition of Foam Creations in June 2004.

Income tax expense (benefit).    We recorded a tax benefit of $143,000 in 2004, compared to no recorded tax benefit or expense in 2003. Prior to our conversion from a limited liability company to a corporation on January 4, 2005, we were not a taxpaying entity for U.S. federal and state income tax purposes. However, we acquired Foam Creations, a Canadian corporation, in June 2004. During the period subsequent to the acquisition, Foam Creations recorded a tax benefit of $143,000.

Dividends on redeemable convertible preferred stock.    Dividends on our Class C membership units were $142,000 in 2004. No dividends were recorded in 2003. We sold Class C membership units in June and July 2004 that provided for a dividend at the rate of five percent per annum on the initial investment amount per share.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts that rely on estimation techniques to calculate fair value. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Liquidity and Capital Resources

Our primary cash needs are working capital and capital expenditures. Other principal uses of cash have been for our acquisition of Foam Creations in June 2004 for $5.2 million, for the distribution in April 2005 of $3.0 million in cash to the members of our predecessor limited liability company pursuant to the operating agreement of that entity, for the purchase of our manufacturing operation in Mexico and associated operating assets in April 2005 for approximately $1.3 million, and for capital expenditures to increase manufacturing capacity and improve our global infrastructure. Prior to our initial public offering, we generally financed these needs through sales of our securities, borrowings under our credit facility and cash provided by operating activities.

As of March 31, 2006, we had $67.9 million in cash and cash equivalents compared to $4.8 million in cash and cash equivalents as of December 31, 2005. The increase in cash and cash equivalents reflects the completion of our initial public offering of our common stock in February 2006 in which we received net proceeds of $94.5 million, after deducting underwriting discounts and commissions and other related offering costs. To date, we have used $10.2 million of the net proceeds from our initial public offering to repay amounts outstanding under our revolving line of credit and long-term debt, $3.5 million of the net proceeds for capital expenditures related to increasing our manufacturing capacity and improving our infrastructure, including approximately $1.1 million to expand and upgrade our existing information technology systems, and $18.2 of the net proceeds to fund the working capital needs associated with rapid growth. We intend to use the remaining net proceeds for the ongoing development of our global infrastructure, facility upgrades, marketing and advertising, working capital, and other general corporate purposes. In addition, we may use a portion of the remaining net proceeds to acquire products or businesses that are complementary to our own.

The significant components of our working capital are cash, accounts receivable and inventory, reduced by accounts payable and accrued expenses. Capital requirements related to manufacturing include compounding and injection molding equipment for facilities we operate, as well as footwear molds used in our company-operated facilities or purchased for our third party manufacturers. We currently believe that our cash flows from operations and cash and cash equivalents will satisfy our requirements for at least the next twelve months.

Cash provided by, or used in, operating activities consists primarily of net income or net loss adjusted for certain non-cash items including depreciation, amortization, deferred income taxes, provision for bad debts, share-based compensation expense and changes in working capital and other activities. Cash used in operating activities in the three month period ended March 31, 2006 was $18.2 million and was primarily related to net income of $6.4 million plus non-cash items of depreciation and amortization of $1.4 million and share-based compensation expense of $1.7 million, partially offset by increases in working capital resulting from significant increases in inventory of $12.0 million, and accounts receivable of $10.8 million and decreases in accounts payable, accrued liabilities and other liabilities of $5.3 million. Cash provided by operating activities in the three month period ended March 31, 2005 was $645,000, primarily related to net income of $2.0 million, non-cash expenses for share-based compensation of $1.3 million and depreciation and amortization of $355,000, offset by working capital changes.

Cash used in investing activities for the three months ended March 31, 2006 was $3.5 million, which was related to capital expenditures for molds, machinery and equipment of $2.4 million and $1.1 million related to the upgrade and expansion of our information technology systems. Cash used in investing activities in the three months ended March 31, 2005 was $317,000, which was related to various capital expenditures.

Cash provided by financing activities was $84.7 million for the three months ended March 31, 2006 compared to cash provided by financing activities of $300,000 for the three months ended March 31, 2005. The $84.4 million increase in cash provided by financing activities between the periods primarily resulted from the completion of the initial public offering of our common stock whereby we received net proceeds of $94.5 million, after deducting underwriting discounts and commissions and related offering costs and expenses.

On April 8, 2005 we entered into a $5.0 million secured revolving credit facility, and on October 26, 2005 we entered into an amended and restated credit facility increasing the amount available under the original credit facility to $20.0 million. The effective annual interest rate, on borrowings outstanding under the credit facility was 7.25% as of December 31, 2005. Our obligations under the revolving credit facility were secured by substantially all of our property, including, among other things, our accounts receivable, inventory, equipment and fixtures. The credit facility also contained financial covenants that required us to meet a specified consolidated fixed charge coverage ratio and specified levels of consolidated EBITDA. In February 2006, we repaid all amounts outstanding under the credit facility, together with accrued interest thereon, with a portion of the proceeds from our initial public offering. In anticipation of the termination of the credit facility, we paid the required early termination fee of $200,000.

Contractual Obligations and Commercial Commitments

The following table describes our commitments to settle contractual obligations as of December 31, 2005:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable	$7,957	$7,957	$—	$—	$—
Long-term debt(1)	3,759	546	1,625	1,094	494
Operating leases(2)	2,197	1,578	589	30	—
Capital leases	331	101	230	—	—
Redeemable common shares(3)	808	808	—	—	—
Redeemable convertible preferred shares(4)	5,500	—	—	5,500	—
Purchase obligations	1,425	900	525	—	—
Contractual severance commitment	504	168	336	—	—

Total contractual obligations	$22,481	$12,058	$3,305	$6,624	$494

(1)
Loan with Development Bank of Canada including estimated interest based on current London InterBank Offered Rate ("LIBOR") plus 3.3%.

(2)
Operating leases for real property, vehicles, and equipment, excluding operating leases entered into after December 31, 2005 totaling $714,000 of future cash commitments.

(3)
The redeemable common shares are redeemable commencing in the second quarter of 2006 at the option of the holder. Under the terms of the agreements under which such shares were issued, the purchase price is the greater of the holder's original investment or the holder's then current percentage ownership in Crocs, Inc., multiplied by the aggregate of the prior three fiscal years' net income. The amount in this table represents the original investment which is our current contractual obligation. The redemption option associated with these shares was terminated in connection with our initial public offering.

(4)
Excludes dividends payable of $275,000 per year on shares of our Series A preferred stock, which is redeemable commencing on July 1, 2009 at the option of a majority the holders, to the extent not previously converted. All outstanding shares of Series A preferred stock were converted to common stock in connection with our initial public offering.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure at the date of our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue, intangible assets, stock compensation, and capitalized software. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results or changes in the estimates or other judgments of matters inherently uncertain that are included within these accounting policies could result in a significant change to the information presented in the consolidated financial statements. We believe that the estimates and assumptions below are among those most important to an understanding of our consolidated financial statements contained in this prospectus.

We consider certain accounting policies related to revenue recognition, reserves for uncollectible accounts receivable and inventories, and share-based compensation to be critical policies due to the estimates and judgments involved in each.

Revenue Recognition.    Our revenues are derived principally from wholesale sales to retailers and from internet and retail kiosk sales directly to consumers. Our standard arrangement for our customers includes a valid purchase order or contract with no customer acceptance provisions. We recognize revenues from sales of products when:

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  we enter into a legally binding arrangement with a customer;

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  delivery has occurred;

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  customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and

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  collection is reasonably assured.

Title generally passes on shipment or on receipt by the customer depending on the country of the sale and the arrangement with the customer. Allowances for estimated returns and claims are provided for when related revenue is recorded. We base our estimates on historical rates of product returns and claims, and specific identification of outstanding claims and outstanding returns not yet received from customers. Since inception, actual returns and claims have not exceeded our reserves. However, actual returns and claims in any future period are inherently uncertain and thus may differ from our estimates. If actual returns and claims exceed reserves, we would need to reduce our revenues at the time of such determination.

Reserve for Uncollectible Accounts Receivable.    We make ongoing estimates relating to the collectibility of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the reserve, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Since we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event we determined that a smaller or larger reserve was appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which we made such a determination.

Inventory Write-Downs.    We also make ongoing estimates relating to the net realizable value of inventories, based on our assumptions about future demand and market conditions. If we estimate that the net realizable value of our inventory is less than the cost of the inventory recorded on our books, we record a write-down equal to the difference between the cost of the inventory and the estimated net realizable value. This write-down is recorded as a charge to cost of sales. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would record an additional write-down in the period in which we made such a determination and record a charge to cost of sales.

Stock-Based Compensation.    In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123 (R) supersedes APB Opinion No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123 (R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We adopted SFAS No. 123(R) effective January 1, 2006.

Pursuant to the transition requirements of SFAS No. 123(R) for a newly public entity, we adopted the prospective method for all stock option grants issued prior to August 15, 2005, which was the date we initially filed a Registration Statement on Form S-1 in connection with our initial public offering. Under the prospective method, those nonpublic companies that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes under Statement will apply SFAS No. 123(R) prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. We will continue to account for any portion of awards outstanding at the date of initial application using the accounting principles originally applied to those awards which were the provisions of Opinion 25 and its related interpretive guidance.

For stock option grants issued after filing our Registration Statement on Form S-1 on August 15, 2005, we have used the modified prospective method.

The fair value of equity units granted from October 2002 through December 2004 was originally estimated by our board of directors based on the best information available to them on the dates of grant, including third party sales of equity units. We did not obtain contemporaneous valuations by valuation specialists because, at the time of the issuances of stock options during this period, our efforts were focused on acquiring new customers, developing our operational infrastructure and executing our business plan. We engaged an independent third party valuation specialist to perform a valuation of our common stock at December 31, 2004, May 1, 2005, June 30, 2005, August 1, 2005, October 1, 2005 and December 1, 2005 in connection with the grant of options to purchase shares of our common stock to employees, consultants and members of our board of directors. The May 1, 2005 and June 30, 2006 valuations were restated in the third quarter of 2005 to adjust certain estimates based on our expected market value in the initial public offering. The original value of $3.38 per share was revised to $5.91 per share for May 1, 2005 and the original value of $4.97 per share was revised to $8.89 per share for June 30, 2005. Our estimates of fair value of our stock were based on assumptions that we believe are reasonable. The fair value of our stock is affected by a number of assumptions and judgments including the timing of sales of equity instruments, the negotiated value of those sales, the timing of our third party valuations and significant assumptions included in those valuations, including our estimates of our future performance, discount factors used and comparable companies and transactions selected, among others. If we were to make different assumptions, the estimated value of our stock in 2005 could differ materially from our estimates.

Capitalized Software.    We capitalize certain internal software acquisition and development costs that benefit future years in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. For software developed for internal use, we expense the costs of developing computer software until the software has reached the application development stage and capitalize all costs incurred from that time until the software has been installed at which time amortization of the capitalized costs begins. Determination of when the software has reached the application development stage is based upon completion of conceptual designs, evaluation of alternative designs and performance requirements. Costs of major enhancements to internal use software are capitalized while routine maintenance of existing software is charged to expense as incurred. The determination of when the software is in the application development stage and the ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain factors, including, but not limited to estimated economic life and changes in software and hardware technology. We also contract with third parties to help develop or test internal use software and generally capitalize these costs. Internal-use capitalized software costs are amortized over their expected useful life, which is generally three to five years.

Impact of Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements Nos. 133 and 140 ("SFAS No. 155"). SFAS No. 155 allows financial instruments that contain an embedded derivative, and that otherwise would require bifurcation, to be accounted for as a whole on a fair value basis, at the holders' election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on its consolidated financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We pay our overseas third party manufacturers in U.S. dollars. Our ability to sell our products in foreign markets and the U.S. dollar value of the sales made in foreign currencies can be significantly influenced by foreign currency fluctuations. A decrease in the value of foreign currencies relative to the U.S. dollar could result in downward price pressure for our products or losses from currency exchange rates.

We have performed a sensitivity analysis to estimate our exposure to market risk of foreign exchange rates. If the U.S. dollar were to change in value by 10%, the impact on sales denominated in foreign currencies of $8.0 million at March 31, 2006 would have been approximately $521,000, net of tax. The volatility of the applicable rates and prices are dependent on many factors that cannot be forecast with reliable accuracy. Therefore, actual changes in fair values could differ significantly from the results above. In the event our foreign sales increase and are denominated in currencies other than the U.S. dollar, our operating results may be affected by fluctuations in the exchange rate of currencies we receive for such sales.

BUSINESS

Overview

We are a rapidly growing designer, manufacturer and marketer of footwear for men, women and children under the crocs brand. All of our footwear products incorporate our proprietary closed-cell resin material which enables us to produce a soft and lightweight, non-marking, slip- and odor- resistant shoe. We believe our proprietary closed-cell resin, which we refer to as croslite, combined with our unique styling, represents a substantial innovation in footwear comfort and functionality, allowing us to offer a differentiated line of products in the casual lifestyle footwear category at attractive retail price points ranging from $19.99 to $59.99. We currently offer 15 footwear models in a wide variety of different colors, color combinations and patterns. We market our footwear products to a broad range of distribution channels and currently sell our products in over 7,300 retail locations in the United States, and have begun selling our products in over 45 additional countries. In addition to our footwear products, we market a line of crocs-branded apparel and accessory items that are intended to increase awareness of our brand and our products. We also selectively use croslite to manufacture a variety of other non-branded products, such as spa pillows and kayak seats, which are marketed to original equipment manufacturers.

Industry Trends

In recent years, footwear manufacturers have increasingly offered more casual shoes in response to growing consumer demand. We believe that the market for casual footwear is expanding and that several factors are driving this trend, including a desire for more comfortable and functional shoes, the incorporation of athletic features into casual shoes, and a general fashion trend towards more casual attire.

We believe that continuing consolidation among retailers, as well as consumers' demand for unique products at attractive prices, has resulted in an increasingly competitive environment for footwear retailers. Retailers continually strive to more efficiently stock limited floor space, improve their sales volumes and profit margins, and reduce risk of over or under-stocked inventory. As a result, most footwear retailers seek unique and differentiated footwear products at attractive retail price points to increase consumer traffic and improve sales per square foot in their stores. Additionally, retailers seek footwear models that offer strong profit margins and have broad demographic appeal. We also believe that retailers have recently strategically reduced the number of footwear vendors with whom they work and have attempted to enhance their relationships with their remaining vendors. Specifically, retailers are looking to establish more efficient, just-in-time supplier relationships, allowing for more effective inventory management, increased inventory turns and reduced inventory risk.

Business Strategy

We seek to differentiate the crocs brand and our product offerings by focusing on several core strategies. Our principal strategies are to:

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  Continue to highlight the unique characteristics of crocs footwear.    We believe consumers associate the crocs brand with broad functionality in a comfortable, stylish shoe. Our footwear is made primarily from croslite, which contributes many of the functional characteristics of our products. Use of croslite enables us to manufacture shoes that are significantly lighter than traditional casual shoes. In addition to being lightweight, our shoes have non-marking, slip-resistant soles and respond to body heat by softening and conforming to the wearer's feet. These distinct characteristics make our footwear ideal for casual wear and for recreational uses such as boating, hiking, fishing or gardening, as well as for wearing after exercise. Additionally, the soft and lightweight nature of our footwear increases their appeal to people whose jobs require them to stand for long periods of time, such as those in the medical and food service industries. We intend to expand the range of uses of our footwear products with the introduction of new models, reinforcing our reputation for producing broadly functional and comfortable footwear. Although we believe our fun styles are an important element of our products and our brand image, we believe that the functionality and comfort of our products are key competitive advantages in the market.

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  Maintain a flexible, low-cost manufacturing model.    Our strategy is to maintain a flexible, globally diversified, low-cost manufacturing base. We manufacture a portion of our footwear product volume in facilities that we operate in North America and obtain the remainder from third party manufacturers located around the world. We believe this enables us to rapidly change our production schedule to meet changing customer demand throughout the year, while capitalizing on the efficiencies and cost benefits of contract manufacturing. In addition, we recently began compounding a portion of our supply of croslite in-house, to further reduce costs in our supply chain and to provide maximum flexibility in our manufacturing process, such as quickly increasing production of in-demand colors to meet consumer preferences. We believe that this production strategy will enable us to continue to minimize our production costs, shorten production and development times to better serve our retail customers, and increase overall operating efficiencies.

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  Focus on product design innovation.    We believe we have introduced an innovative range of footwear products that is highly differentiated from lines of products offered by our competitors in terms of functionality, comfort and style. We believe continued product innovation will be required to maintain differentiation of our products and will be key to maintaining a competitive advantage in the marketplace. By refining existing models and introducing new models, we expect to continue to offer our consumers and retailers a broad selection of fun and functional styles that remain current with consumer trends. We also believe product innovation will enable us to successfully expand the crocs brand into additional footwear categories.

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  Enhance our crocs brand.    Our initial focus has been to introduce a range of innovative footwear products that appeal to a broad group of men, women and children, and we have taken a grassroots approach to marketing our products in defined target markets. A core element of our strategy is to expand our brand by capitalizing on market opportunities arising from the versatility of croslite, while offering our existing consumer base an expanded line of crocs products. We also believe that our retail kiosks help to increase brand awareness. In addition, we intend to employ targeted marketing strategies to continue to expand market awareness of our crocs products, and recently became title sponsor of the AVP Pro Beach Volleyball Tour. We have also introduced a line of branded apparel and accessories to further support our marketing efforts.

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  Provide a compelling value proposition to retailers.    We believe we offer our customers a compelling value proposition that helps to differentiate us from other footwear vendors. We offer retailers a line of footwear products that we believe are unique in appearance and functionality and retail at attractive price points yet provide compelling profit margins for our retailers. We believe our attractive, space-efficient merchandising display and our brightly colored products can result in increased consumer traffic and high sales per square foot for our retail customers. Additionally, we expect that our flexible production model will enable us to offer our customers timely inventory fulfillment of high-demand products throughout the year. We believe this will enable our retail customers to experience less time out of stock of key products and to maximize their inventory turns and sales volumes. We expect these factors will allow us to continue to add new customers and to extend our relationships with our current retailers into additional store locations and expanded shelf space.

Growth Strategy

We seek to increase our market share and drive further growth in our business by pursuing the following strategies:

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  Introduce new footwear models.    Since we began marketing our first model in November 2002, we have expanded our footwear product portfolio to include 15 models in a wide variety of colors, color combinations and patterns. We plan to continue introducing new models and additional colors at various price points in order to meet the evolving needs of consumers and our retail customers. Our new footwear models will also be designed to further expand the appeal of our products to diverse demographic audiences. As a part of this strategy, we are now offering refined versions of previous models, such as the Aspen and the Professional, and we are expanding into new footwear categories with models such as the Athens, a flip-flop with a soft footbed, the Islander, a water resistant deck shoe with a stitched leather upper, the Georgie, a calf-high rain boot and shoes specifically designed for medical and institutional uses.

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  Expand domestic distribution.    We believe we have significant opportunities to add new retailers and to increase sales to existing retail customers at additional store locations. We intend to continue to expand our domestic distribution by augmenting our domestic sales force, extending our product offering, and providing high quality service to our customers. We also intend to expand our direct retail sales domestically by opening additional company-operated kiosks in malls and other strategic locations throughout the U.S. and by expanding our internet sales.

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  Further develop international distribution.    We believe that international markets represent a significant opportunity for our products and our brand. We continue to establish a sales presence in major foreign markets and have initiated direct sales efforts in Australia, Austria, the Caribbean, Chile, France, Germany, Hong Kong, Japan, the Netherlands, Singapore, and the United Kingdom. We also market our products in approximately 30 countries through third party distributors, and we will continue to establish distributor relationships in countries where we believe they offer a preferable alternative to a direct sales force.

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  Expand complementary apparel and accessories offerings.    Apparel and accessories present us with an attractive opportunity to increase awareness of the crocs brand by leveraging our distribution network. We have recently introduced branded accessory items, including a line of crocs sunglasses, and branded apparel such as t-shirts, sweatshirts, hats and socks.

Product Overview

Our primary product line is crocs-branded footwear for men, women and children, which we first introduced in 2002 with a single model in six colors. We have since expanded our line of footwear to include 15 models in a wide variety of colors, color combinations and patterns and a range of sizes, representing over 2,000 stock keeping units, or SKUs, and we intend to continue diversifying our footwear portfolio with new model introductions. In addition to our footwear products, we market a line of crocs branded apparel and accessory items that are intended to increase awareness of our brand and our products. We also selectively use croslite to manufacture a variety of other non-branded products, such as spa pillows and kayak seats, which are marketed to original equipment manufacturers.

Footwear

A key differentiating feature of our footwear products is croslite, which is uniquely suited for comfort and functionality. We have carefully formulated croslite to be of a density that creates a comfortable shoe with a high coefficient of friction, allowing for slip-resistant, non-marking footwear that is extremely lightweight. For example, a size large Beach weighs approximately six ounces, which is significantly lighter than more traditional casual footwear products. Croslite softens as it warms to better conform to the wearer's feet. Our shoes are also non-absorbent, which makes them water resistant and virtually odor-free, and allows them to be cleaned simply with water or bleach.

We have combined the unique properties of croslite with designs that are intended to be functional across a broad range of activities. As a result, we believe our products appeal to a wide range of consumers. We introduced crocs as a footwear brand in the U.S. with the launch of our Beach model in 2002. Based on our initial success, we made refinements to the Beach model and introduced a second generation of footwear that incorporated a broader range of sizing, provided different levels of ventilation for various climates and offered slightly different styling. We have further broadened our footwear line into new product categories, such as the Athens, a flip-flop with a soft footbed; the Scutes, an open toe sport slide; the Off Road, an evolution of our Beach model with a rugged sole for added traction; and the Islander, a deck shoe integrating a base made from croslite with a stitched leather upper. We also plan to introduce several new models in 2006. Additionally, we have introduced two footwear models marketed under our Crocs Rx line. These new models have been designed for consumers who require specialized footwear that provides relief from certain medical conditions.

We currently sell our shoes in an assortment of colors, styles and sizes to provide consumers and retailers a wide variety of options at suggested retail prices ranging from $19.99 to $59.99. We have designed our shoes to offer a number of beneficial structural features to provide maximum comfort and functionality, such as Italian-designed orthotic heels, built-in arch supports and tarsal bars. We also offer models that are based on either general shoe sizing ranging from XXS through 4XL, or specific shoe sizing ranging from children's 6-7 through men's 13. This allows retailers to offer a complete range of sizes or carry a more limited number of SKUs, enabling them to tailor their offerings to their particular clientele and more efficiently allocate limited floor space.

As part of our strategy of expanding into new footwear categories, we are continually designing new footwear using our in-house design team as well as recognized footwear design experts.

Apparel and Accessories

We have introduced several crocs-branded accessory items that complement the fun styling, colors and image of our footwear and that we believe will appeal to a similar demographic base. We have developed a line of crocs sunglasses that we intend to market to larger retail customers where we believe accessories will appeal to the retailer's customer base and complement the retailer's merchandising strategy for our footwear. We also intend to develop additional crocs accessories for certain targeted markets. For example, we have developed a line of lightweight, colorful kneepads made from croslite, which we are marketing to gardening retailers and hardware stores. Our strategy is to develop accessory items that benefit from our unique material and complement the market positioning of our crocs footwear.

As part of our strategy to increase awareness of our brand, we have also introduced a line of branded logo apparel which is complementary to our footwear line and embodies the functional and fun aspects of the crocs brand. These products include t-shirts, sweatshirts, hats, beanies and socks, all of which come in various colors and prominently feature the crocs logo.

Other Products

Croslite is well suited to a number of other applications and, in many cases, is superior to materials currently used in such applications. Foam Creations, our wholly owned subsidiary, manufactures spa pillows for the home spa market, seats and pads for use in kayaks and canoes, and scuba diving fins as croslite is highly functional for other water sports products. These products employ croslite, but we do not market them under the crocs brand name.

Sales and Distribution

Domestic Sales

In the U.S., we sell our products through over 7,300 domestic retail store locations representing over 3,600 customer accounts. Our footwear is currently sold through traditional retail channels, including specialty footwear stores such as Brown's Shoe Fit and Journeys, sporting goods and outdoor retailers such as The Sports Authority, Dick's Sporting Goods, REI, Bass Pro Shops and West Marine, and department stores, including Dillard's, Nordstrom and Von Maur. Sales to Dillard's accounted for approximately 12% of our revenues during the year ended December 31, 2005 and 8.6% of our revenues for the three months ended March 31, 2006. No customer accounted for more than 10% of our revenues during the three months ended March 31, 2006. Our products are also sold through a variety of other specialty channels, including gift shops, independent bicycle dealers, specialty food retailers, health and beauty stores, catalogs, uniform suppliers and kiosks.

Our domestic accounts are primarily serviced through our internal sales force and a network of independent sales representatives, who focus on selling the appropriate mix and quantity of our products to our retail accounts. They ensure our products are displayed effectively at retail locations and educate our retailers about our crocs brand and the quality of our products. We compensate our internal and independent sales representatives on a commission basis, which we believe provides them with strong incentives to promote our products. We are typically the exclusive footwear brand sold by the independent sales representatives, who may also sell complementary products, such as sunglasses or apparel, from other companies. For certain of our larger retail accounts and distributors, we manage the sales relationship through in-house sales executives rather than through independent sales representatives.

International Sales

Outside of the U.S., we sell our products through over 3,950 international retail store locations, including two company-operated kiosks and two company-operated retail stores. Our strategy is to sell through a broad range of sporting goods and department stores, as well as through specialty retailers, similar to the retail sales channels we have established in the U.S. We intend to continue to establish a direct sales presence in major foreign markets, rather than rely on distributors, which we believe will improve our margins and allow us to better control our marketing and distribution. We have established direct sales efforts in Australia, Austria, the Caribbean, France, Germany, Hong Kong, Japan, the Netherlands, Singapore, and the United Kingdom.

We also use distributors in select foreign markets where we believe such arrangements are preferable to direct sales. In markets where we use third party distributors, these distributors purchase products pursuant to a price list and are granted the right to resell such products in a defined territory, usually a country or group of countries. Our typical distribution agreements have terms of one to four years, are terminable on 60 days' notice prior to the end of the term or on six months prior notice at any time, and require our distributors to meet a minimum sales threshold.

Retail Sales

We are currently expanding our direct sales efforts to consumers. We believe that direct sales provide us with an opportunity to showcase our entire line of footwear, apparel and accessory offerings, and believe this strategy will serve as an important and effective means to enhance our product and brand awareness. We also believe that our current direct sales initiatives require low levels of capital investment while enabling us to sell our products at retail, rather than wholesale prices, resulting in higher potential gross margins.

Retail Sites.    As of March 31, 2006, we operated over 50 retail kiosks located in malls and other high foot traffic areas. With bright and colorful displays, efficient use of retail space and limited initial capital investment, we believe that kiosks are an effective outlet for selling our products. Kiosks enable us to highlight a wide range of our product offering, more effectively interact with potential consumers and enhance our brand awareness among both consumers and local retailers. We plan to continue to open and operate additional kiosk sites in select, high foot traffic locations.

Internet.    We currently offer our products domestically and internationally through our website at www.crocs.com. Our Internet presence enables us to educate consumers about our products and brand. As we expand our international marketing efforts, we intend to create local websites targeting consumers in each major market we enter.

Distribution and Logistics

In July 2005, we engaged Expeditors International of Washington, Inc., a global supply chain management and logistics provider, to operate our warehouse, distribution and fulfillment process for a significant portion of our domestic sales. Expeditors operates a distribution center in Aurora, Colorado through which we distribute a substantial portion of our products in the U.S. We have negotiated the use of up to 320,000 square feet of the distribution center to accommodate fluctuations in our inventory. We do not have a long-term contract with Expeditors, and the relationship may be terminated at will on 60 days' notice by either party.

A substantial portion of our products are shipped to Expeditors' distribution center in Aurora, Colorado. From there, Expeditors packages orders and generally ships by package express or truck to our customers, depending on size of order, customer location and availability of inventory. Many of our large customers receive shipments of footwear directly from the manufacturing facilities. We have additional company-operated warehouse and fulfillment operations in Canada, China, Hawaii, Mexico, the Netherlands, Puerto Rico and Singapore, and are developing relationships with third parties in Australia, Japan and New Zealand to provide such services to us. We intend to expand our company-operated distribution facility in China and recently entered into a rental arrangement for a 170,000 square foot facility. In addition, we have established a company-operated warehouse facility and customer order facility in Niwot, Colorado, and we are currently processing our Internet, accessories and apparel orders from this facility. We believe that these warehousing, distribution and fulfillment services will enable us to ship more of our products from facilities adjacent to our manufacturing operations directly to our customers, rather than through Expeditors' distribution facility in Colorado.

We recently entered into a lease agreement for a 264,000 square foot distribution facility in Aurora, Colorado, where we are establishing a company-operated distribution center. We anticipate that a substantial portion of our domestic product fulfillment will be shipped from this facility when it is fully operational.

Raw Materials

Our proprietary closed-cell resin, which we refer to as croslite, is the primary raw material used in all of our footwear and non-branded products, including spa pillows, and seats and pads for kayaks and canoes. Croslite is also used in our crocs-branded accessory items, such as our kneepads. We have formulated croslite to offer a number of unique properties that make our material suitable for a wide range of commercial uses including those mentioned above. Our material is soft and durable and is of a density that provides a high coefficient of friction allowing our material to be slip-resistant and non-marking in addition to being extremely lightweight. Additionally, the closed-cell nature of croslite makes it resistant to the bacteria and fungus that cause shoe and foot odor. We continue to invest in research and development in order to refine our materials to enhance these properties as well as target the development of new properties for specific applications.

Croslite is produced by compounding elastomer resins that we or one of our third party processors purchase from a major chemical manufacturer together with certain other production inputs, such as color dyes. Other than the elastomer resins, all of the raw materials we use to produce croslite are readily available for purchase from multiple suppliers. At this time, we have identified two suppliers that produce the particular elastomer resins used in croslite. However, we may in the future identify and utilize materials produced by other suppliers as an alternative to the elastomer resins we currently use in the production of our proprietary material.

We have historically contracted to have croslite compounded by Finproject S.p.A., or Finproject, our third party manufacturer in Italy, and we have recently begun compounding croslite at our manufacturing facility in Quebec City, Canada. We have also engaged a processor in Canada to compound a portion of our croslite requirements. Recently, we engaged a third party in the United States to compound certain subcomponents of croslite. We also developed production capacity at one of our third-party factories in China where the subcomponents will be compounded into croslite. We believe that our production strategy, including in-house production, for the compounding of croslite will lower our production costs, reduce the risk of supply shortages from our third party processors and provide us with greater production flexibility to meet changing retail demand. However, we will continue to purchase a portion of our croslite requirements from Finproject in accordance with the terms of our supply agreement.

Manufacturing and Sourcing

Our strategy is to maintain a flexible, globally diversified, low-cost manufacturing base. We operate our own production facilities in North America, and we also contract with third party manufacturers located around the world. We believe our in-house manufacturing capabilities enable us to rapidly make changes to production, providing us with the flexibility to quickly respond to orders for high-demand models and colors throughout the year, while outsourcing allows us to capitalize on the efficiencies and cost benefits of using contract manufacturing. We believe that this production strategy will enable us to continue to minimize our production costs and increase overall operating efficiencies as well as shorten production and development times to better serve our retail customers.

The process for manufacturing our footwear was developed over an eight year period of continual refinement to improve consistency, softness, durability and yield. Prior to October 2004, all of our footwear was manufactured at Foam Creations's facility in Quebec City. In the three months ended March 31, 2006, we manufactured approximately 16.4% of our footwear products in our Quebec City facility and plan to increase our internal manufacturing capacity through our recent acquisition, and subsequent expansion, of a manufacturing operation in Mexico. We obtain the remainder of our footwear products from third party manufacturers in China, Florida, Romania and Italy. In the three months ended March 31, 2006, a supplier in China produced approximately 56.9% of our footwear unit volume. We have long-term contracts with third party manufacturers in Italy and Florida, but do not have a written supply agreement with our primary third party manufacturer in China. During 2006, we intend to further expand our manufacturing capacity at the facility we operate in Mexico.

While we are currently dependent on a limited number of third party manufacturers to produce a majority of our footwear products, we have evaluated and qualified over 15 alternative third party manufacturers that have the current ability and capacity to manufacture our footwear products in the event that one or more of our current third party manufacturers were to reduce or cease production of our footwear. For example, to meet the growing demand for our footwear, in August 2005, we engaged a new third party manufacturer capable of commencing production of our footwear products within two months of entering into discussions with us regarding a manufacturing arrangement.

Our manufacturing facility in Quebec City produces our non-footwear products made from croslite, such as kayak seats and spa pillows. We purchase our apparel and accessories from various suppliers in the U.S. that source our products from manufacturers in Latin America and Asia.

Product Design and Development

Our primary goal in product design and development is to create and introduce new and innovative footwear products that combine our standards of comfort, functionality and style and enhance the awareness of the crocs brand. Our footwear product line is designed by a combination of our internal design and development staff supported by outside designers. By introducing outside sources to the design process, we believe we are able to capture a variety of different design perspectives on a cost-efficient basis and anticipate trends more quickly. We are committed to continuing to dedicate significant resources to product design and development to sustain our brand's commitment to innovation, execute on our growth strategy and support our goal of becoming a well recognized global brand.

We develop footwear models based on what we identify as opportunities in the marketplace. Once a design has been identified and demand in the marketplace has been validated, the designs are then translated into product specifications by our developers and made into prototypes in our facility in Quebec City, Canada or by one of our third party manufacturers in Italy or China. Our designers and developers work closely with each other to develop product prototypes, test and refine products and provide quality assurance throughout the manufacturing process. Our design and development process is highly collaborative as members of the design team frequently meet with our sales and marketing staff, production and supply managers and certain of our retail customers to further refine our products to meet the particular needs of our target market. We continually strive to improve our development function so that we can bring products to market quickly and reduce costs while maintaining product quality.

Backlog

As of March 31, 2006, our backlog was approximately $13.9 million compared to $2.2 million as of March 31, 2005. Although orders in the backlog are subject to cancellation by customers, we have not experienced any material levels of cancellation of orders by our customers in the past. For a variety of reasons, including our short operating history, continued growth in customer demand for our products, the addition of new customers in each of our channels, the timing of production and shipments, seasonality, product mix of customer orders, and a shift toward shorter lead times for orders, backlog may not be a reliable measure of future sales for any succeeding period. In addition, our historical cancellation experience may not be indicative of future cancellation rates.

Marketing

We have been successfully building product and brand awareness and generating sales growth through grassroots efforts and a limited marketing budget. To date, we have primarily relied on trade shows, word of mouth, public relations efforts promoting our products in various trade publications and media outlets, and our website to build awareness of our brand. We exhibit at both domestic and international trade shows, including the World Shoe Show, Outdoor Retailer, FFANY, International Trade Fair for Sports Equipment and Fashion, and Fredrickshafen Outdoor Show, where we have the opportunity to showcase our product line to important retail buyers. We were recognized in 2005 as the "Brand of the Year" by Footwear News, a leading industry publication. We also promote our products and our brand on our website at www.crocs.com. Our website allows us to present important and relevant information on our products and to provide consumers with information regarding retail store locations that sell our products.

In April 2006, we entered into a three-year agreement which established crocs as the title sponsor and official footwear of the AVP Pro Beach Volleyball Tour, or AVP. In connection with this agreement, AVP will issue to us a six year warrant to purchase up to 1,000,000 shares of AVP common stock at an exercise price equal to the closing price of AVP common stock on April 12, 2006, 20% of which are exercisable immediately and an additional 20% will become exercisable in each of the next four years. If the sponsorship agreement is not renewed after the third year, the remainder of the warrant will not become exercisable. In addition to a cash sponsorship fee, we will, at our option, (1) pay $150,000 cash to AVP each year that the agreement is in effect or (2) issue to AVP a six year warrant with a value of $750,000 to purchase shares of our common stock at an exercise price equal to the closing price of our common stock on April 12, 2006, 20% of which are exercisable immediately and an additional 20% will become exercisable in each of the next four years. If the sponsorship agreement is not renewed after the third year, the remaining warrants will not become exercisable.

Beginning with the 2006 season, the tour will be known as the "AVP crocs Tour." We expect the AVP crocs Tour to be the nation's most prominent professional beach volleyball tour, featuring more than 150 of the top beach volleyball players in the world. In addition to becoming the title sponsor, we will sponsor the " crocs Cup," which will be awarded to the AVP men's and women's teams that accumulate the most crocs Cup Points throughout the AVP season. crocs Cup Points will be awarded in a weighted format based on performance in AVP events.

As we continue to grow, we intend to increase our marketing efforts and expenditures to continue to build crocs into a well recognized global brand. We have hired a brand management firm to coordinate our marketing efforts and further develop our long-term brand strategy. As part of our marketing strategy, we plan to use traditional media channels, including print advertising, event promotions and sponsorship, as well as athlete or celebrity sponsorship to reach our target consumer markets. Our marketing efforts will be customized for each product category and target market, but the core message will be consistent and integrated with our overall corporate brand strategy.

We plan to support our marketing efforts with a public relations strategy that is intended to garner positive and accurate editorial comments regarding our company and secure product placement in key magazines, trade journals and publications. In 2005, we hired a well-known public relations firm to refine our communication strategy.

Competition

The global casual footwear and apparel industry is highly competitive. The principal elements of competition in this industry include brand awareness, product functionality, design, quality, pricing, marketing and distribution. We believe that our unique footwear designs, croslite and our expanding product offering and distribution network position us well in the marketplace. However, some companies in the casual footwear and apparel industry have substantially greater financial, distribution and marketing resources than we have. Furthermore, the unique designs and resulting success of our footwear products have attracted new players in the market with imitation products that are similar to ours, and we face competition from these new market entrants.

Intellectual Property and Trademarks

We rely on a combination of trademark, copyright, trade secret, trade dress and patent protection to establish, protect and enforce our intellectual property rights in our product designs, brand, materials and research and development efforts, although no such methods can afford complete protection.

We own a variety of trademarks, including the crocs trademark, in a number of countries around the world. Our trademarks are used on all of our crocs-branded footwear, apparel and accessory products. We have registered our crocs trademark in Australia, the European Union, Israel, Japan, Mexico, New Zealand, Panama, Turkey, and the World Intellectual Property Office, or WIPO, and have registered our crocs logo as a trademark with the European Union, New Zealand, and WIPO. As of March 31, 2006, we had 18 pending applications for our trademarks in the U.S., including an application for the crocs trademark and our crocs logo. As of March 31, 2006, we also had 218 pending trademark applications in foreign jurisdictions. Trademarks registered outside of the U.S. generally have a duration of ten years depending on the jurisdiction and are also generally subject to an indefinite number of renewals for a like period on appropriate application. We believe our trademarks are crucial to the successful marketing and sale of our products, and we intend to vigorously prosecute and defend our rights throughout the world.

As of March 31, 2006, we had three utility patent applications and 23 design patent applications pending in the U.S., as well as one utility patent and three design patents issued in the U.S. We also had European Union Community Design Registrations directed to our Beach, Highland, Nile, Metro, Islander, Aspen, and a number of planned future shoe models. We also had three issued design registrations in South Korea, three issued design registrations in India, one issued design registration and two pending design applications in Brazil, and three pending design applications in China directed to our Beach, Highland, and Nile models. As of March 31, 2006, we also had filed approximately 80 other design applications directed to our Islander, Aspen, and a number of planned future shoe models in foreign jurisdictions. Approximately 17 of these foreign design applications had received registrations. In addition, we had 27 utility patent applications pending in several foreign jurisdictions. We expect to continue to pursue patent protection on our inventions that are significant to our business and pursue other intellectual property protection where applicable.

We consider the formulation of croslite used to produce our products to be a valuable trade secret. Prior to our acquisition of Foam Creations in June 2004, Foam Creations developed the formula for croslite, and we believe that they did not publish or otherwise make the formula available to third parties without the protection of confidentiality or similar agreements. Since the acquisition, we continue to protect the formula by using confidentiality agreements with our third party processors and by requiring our employees who have access to the formula to execute confidentiality agreements or to be bound by similar agreements concerning the protection of our confidential information. Neither we nor Foam Creations have attempted to seek patent protection for the formula but we are not aware of any third party that has independently developed the formula or that otherwise has the right to use the formula in their products other than Finproject. Under the terms of our supply agreement with Finproject, Finproject has certain limited rights to use croslite, which were originally negotiated in connection with our purchase of Foam Creations from Finproject's parent company. We believe the comfort and utility of our shoes depend on the properties achieved from the compounding of croslite and is a key competitive advantage for us, and we intend to vigorously protect this trade secret.

On March 31, 2006, we filed a complaint with the International Trade Commission against 11 companies alleging infringement on certain of our utility and design patents that were issued on February 7, 2006 and March 28, 2006 by the United States Patent and Trademark Office. The complaint alleges patent and trade dress infringement and seeks an exclusion order banning the importation of infringing products. In addition, on April 3, 2006, we filed a complaint in the United States District Court for the District of Colorado against 11 companies alleging infringement on certain of our utility and design patents that were issued on February 7, 2006 and March 28, 2006 by the United States Patent and Trademark Office. The complaint alleges patent and trade dress infringement and seeks injunctive relief as well as monetary damages.

We also actively combat counterfeiting through monitoring of the global marketplace. We use our employees, sales representatives, distributors and retailers to police against infringing products by encouraging them to notify us of any suspect products and to assist law enforcement agencies. Our sales representatives are also educated on our patents, pending patents and trade dress and assist in preventing potentially infringing products from obtaining retail shelf space. The laws of certain countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States, and therefore we may have difficulty obtaining legal protection for our intellectual property in certain jurisdictions.

Privacy Policy

In the course of our business we collect information about our customers, including customer data submitted to us in connection with purchases of our products via our website. The customer information includes names, addresses, phone numbers and e-mail addresses, as well as credit card information. We respect the privacy of our customers and take steps to safeguard the confidentiality of the information that they provide to us. We do not sell or license customer information to third parties.

We have published a formal privacy policy on our website, and we allow our customers to opt-out of marketing practices that make use of their personal information. However, the laws in jurisdictions where we now conduct or expect to conduct sales through our website may require us to take additional steps to safeguard customer information and to accommodate the privacy preferences of our customers. To the extent that we do not comply with privacy laws, we may be subject to legal challenges, enforcement actions, court orders and penalties.

Legal Proceedings

In January 2005, we filed a lawsuit, through Foam Creations, against Holey Soles Holdings Ltd. in the Federal Court of Canada, Trial Division, in Toronto, Canada. The complaint alleges trademark and copyright infringement relating to the design of some of their shoe models. We believe that we own all copyrights associated with our Beach footwear model and that the design of the Beach model has developed a substantial reputation and goodwill in Canada. Holey Soles offers footwear that is identical in style and visual appearance in every material respect to our Beach model, and we believe Holey Soles has infringed our intellectual property rights. We are seeking a permanent injunction with respect to any further acts of infringement of our intellectual property, as well as damages and attorneys' fees.

In August 2005, Holey Soles filed a lawsuit against us in the United States District Court for the Southern District of New York. Holey Soles seeks a declaratory judgment that we do not have any valid copyright or trade dress rights with respect to the design of our footwear. In addition, Holey Soles seeks a declaratory judgment that the manufacture, sale and distribution of its footwear products does not constitute unfair competition and does not infringe upon our copyrights or trade dress rights. We have filed a motion to dismiss the action or, in the alternative, to transfer the action to the United States District Court for the District of Colorado. On May 1, 2006 the District Court for the Southern District of New York granted our motion to transfer venue of this matter to the United States District Court for the District of Colorado.

On March 31, 2006, we filed a complaint with the International Trade Commission against 11 companies alleging infringement on certain of our utility and design patents that were issued on February 7, 2006 and March 28, 2006 by the United States Patent and Trademark Office. The complaint alleges patent and trade dress infringement and seeks an exclusion order banning the importation of infringing products.

On April 3, 2006, we filed a complaint in the United States District Court for the District of Colorado against 11 companies alleging infringement on certain of our utility and design patents that were issued on February 7, 2006 and March 28, 2006 by the United States Patent and Trademark Office. The complaint alleges patent and trade dress infringement and seeks injunctive relief as well as monetary damages.

Although we are subject to litigation from time to time in the ordinary course of our business, we are not party to any pending legal proceedings that we believe will have a material adverse impact on our business.

Employees

As of March 31, 2006, we employed approximately 1,345 persons, including 542 employees in the U.S., 437 employees in Canada, 285 employees in Mexico, 68 employees in Asia, and 13 employees in Europe. Approximately 253 of our U.S. employees are employed on a part-time basis at our retail locations. As of March 31, 2006, none of our employees were represented by a union, other than 279 of our Canadian employees who were represented by the Teamsters Union. We believe our relationship with our employees is good.

Properties

Our principal executive and administrative offices are located at 6273 Monarch Park Place, Niwot, Colorado. We lease, rather than own, all of our facilities. Our principal distribution center, which is owned and operated by Expeditors International of Washington, Inc., our third party logistics provider, is located in Aurora, Colorado. We consider our facilities to be suitable for our needs.

The general location, use and approximate size of our principal properties are given below:

Location	Use	Approximate Square Feet
Aurora, Colorado	Distribution center	264,000
Longmont, Colorado	Warehouse	36,000
Niwot, Colorado	Corporate offices/warehouse	86,000
Purisíma del Rincón, Mexico	Manufacturing facility	115,000
Quebec City, Canada	Manufacturing facility	76,000
Rijswijk, the Netherlands	Warehouse	55,000

We also maintain small branch sales offices in Hong Kong, Tokyo, Melbourne, Singapore and The Hague. All of these sales offices are leased. We enter into short-term leases for kiosks and small distribution centers domestically and internationally with fixed monthly rents subject to certain covenants with contingent rents based on a percentage of revenues.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our executive officers and the members of our board of directors, as of May 15, 2006.

Name	Age	Position(s)
Ronald R. Snyder	49	Chief Executive Officer, President and Director
Peter S. Case	45	Chief Financial Officer, Senior Vice President—Finance and Treasurer
Michael C. Margolis	54	Vice President—Sales & Marketing
John P. McCarvel	49	Senior Vice President—Global Operations
Raymond D. Croghan	56	Director
Michael E. Marks	55	Director
Mark A. Retzloff	57	Director
Richard L. Sharp	59	Chairman of the Board of Directors
Thomas J. Smach	45	Director
Brad L. Stoffer	49	Director

Ronald R. Snyder has served as our Chief Executive Officer since January 2005, was appointed as our President and a director in June 2004, and served as a consultant from October 2003 to June 2004. From March 2004 to December 2004, he was Chief Executive Officer of Vinci Corporation, a home theater equipment company. From April 2000 to December 2003, Mr. Snyder served as a senior executive with Flextronics, Inc., a Nasdaq-listed electronics equipment manufacturer, where he was most recently President of the Flextronics Design division. Mr. Snyder joined Flextronics upon its acquisition of The Dii Group, Inc., of which he was a founder and officer and where he had previously led various groups, including manufacturing operations, mergers and acquisitions, and sales and marketing.

Peter S. Case has served as our Chief Financial Officer and Treasurer since April 2006 and has served as our Senior Vice President—Finance since February 2006. Mr. Case served as the Executive Vice President, Chief Financial Officer and Treasurer of Ashworth, Inc., a Nasdaq-listed sports apparel and accessories company, from September 2005 to February 2006. From June 2000 to September 2005, Mr. Case served in several executive and managerial positions with Ashworth, including Director of Finance, Vice President of Finance, and Senior Vice President of Finance and Information Technology.

Michael C. Margolis has served as our Vice President—Sales & Marketing since January 2005, and led our sales group as an independent consultant from October 2003 to December 2004. From May 1995 to December 2004, Mr. Margolis was a founder and served as Vice President of Source Solutions, Inc., an apparel and merchandising company. He also successfully founded and ran a number of sporting goods and apparel companies prior to Source Solutions, and has extensive experience establishing and maintaining sales relationships with large retail chains.

John P. McCarvel has served as Senior Vice President—Global Operations since October 2005 and served as our Vice President—Asian & Australian Operations from January 2005 to September 2005, after providing consulting services to us during 2004. From October 2001 to January 2005, Mr. McCarvel served as Vice President for the Design, Test and Semiconductor division of Flextronics, Inc., where he was responsible for building Flextronics's engineering infrastructure in Asia and growing Flextronics's business in the region. From 1999 to October 2001, he served as President of U.S. Operations and Senior Vice President of Worldwide Sales and Marketing for Singapore

Technology Assembly Test Services Ltd., a semiconductor services company. He previously worked in executive level positions with Micron Custom Manufacturing Services, Inc. and The Dii Group, Inc.

Raymond D. Croghan has served as a member of our board of directors since August 2004. Since 1999, Mr. Croghan has been retired. From 1991 to 1999, Mr. Croghan ran Croghan & Associates, Inc., a healthcare information technology consulting firm, which merged with Margolis Health Enterprise to form The TriZetto Group. Mr. Croghan serves on the boards of directors of several privately-held companies, and is a member of the board of trustees at Doane College in Crete, Nebraska.

Michael E. Marks has served as a member of our board of directors since August 2004. On January 1, 2006, Mr. Marks joined Kohlberg Kravis Roberts & Co., a private equity firm, as a member of the firm. From January 1994 to January 1, 2006, Mr. Marks served as the Chief Executive Officer of Flextronics, Inc. He was appointed Chairman of the Board of Flextronics effective upon his retirement as Chief Executive Officer on January 1, 2006, and he previously served as Chairman of the Board of Flextronics from 1993 to January 2003. Mr. Marks has served as a member of the board of directors of Flextronics since 1991, and also serves as a director of SanDisk Corporation and Schlumberger Limited.

Mark A. Retzloff has served as a member of our board of directors since August 2004. He is co-founder, President, Chief Organic Officer and a director of Aurora Dairy Corporation, a privately owned company that operates as Aurora Organic Dairy. From July 2001 to September 2004, he was Chief Executive Officer of Rudi's Organic Bakery, LLC, an organic foods company. Mr. Retzloff co-founded Horizon Organic Holding Corp. and served in various capacities with Horizon Organic from 1991 to August 2002, including as Chairman of the Board and President. He currently serves as a director of Wild Oats Markets, Inc. He is also a founding member and General Partner of Greenmont Capital Partners, a private equity firm that invests in natural products and broader wellness industries.

Richard L. Sharp has served as the Chairman of our board of directors since April 2005. From 1982 to 2002, Mr. Sharp served in various positions with Circuit City Stores, Inc., a consumer electronics and personal computer retailer, most recently as President from 1984 to 1997, Chief Executive Officer from 1986 to 2000 and Chairman of the Board from 1994 to 2002. He is also a director of Flextronics, Inc. and Chairman of the Board of Carmax, Inc., the nation's largest specialty retailer of used cars and light trucks.

Thomas J. Smach has served as a member of our board of directors since April 2005. Since January 2005, Mr. Smach has served as the Chief Financial Officer of Flextronics, Inc. From April 2000 to December 2004, Mr. Smach served as Senior Vice President—Finance of Flextronics. From 1997 to April 2000, he served as the Senior Vice President, Chief Financial Officer and Treasurer of The Dii Group, Inc. Mr. Smach is a certified public accountant. Mr. Smach serves on the board of directors of ADVA AG Optical Networking.

Bradley L. Stoffer has served as a member of our board of directors since August 2004. Since 1999, Mr. Stoffer has been a managing member of Oregon Food Concepts LLC, a franchise sales and support company that owns and manages Quiznos franchise locations in Oregon and Washington. Mr. Stoffer previously served as a sales and marketing executive for 16 years with Smith Brothers Office Environments, Inc., the largest furniture dealer in Oregon.

Board Composition

Effective May 24, 2006, George B. Boedecker, Jr. resigned from our board of directors for personal reasons and did not resign because of a disagreement with our management or on any matter relating to our operations, policies or practices. Mr. Boedecker's resignation reduces the number of directors to seven. Under our amended and restated bylaws, each of our directors holds office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. We have divided the terms of office of the directors into three classes. Class I consists of Messrs. Retzloff and Stoffer, whose terms will expire at the annual meeting of stockholders to be held in 2006. Class II consists of Messrs. Croghan, Marks and Sharp, whose terms will expire at the annual meeting of stockholders to be held in 2007. Class III consists of Messrs. Smach and Snyder, whose terms will expire at the annual meeting of stockholders to be held in 2008.

At each annual meeting of stockholders, the successors to directors whose terms expire at such meetings will be elected and will serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. The authorized number of directors may be changed by resolution of the board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Vacancies on the board can be filled by resolution of the board of directors. The classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Rules of the Nasdaq National Market require that our board of directors have a majority of independent directors. All members of the board of directors except Messrs. Snyder and Retzloff are independent directors as defined by Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has established the following committees:

Audit Committee.    Messrs. Smach (Chairman) and Croghan are the current members of our audit committee. We intend to appoint a third independent director to the audit committee within the time period prescribed by the rules of the Nasdaq National Market. The functions of the audit committee include oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of our independent auditors and the performance of our internal audit function. Our audit committee is directly responsible, subject to stockholder ratification, for the appointment, retention, compensation, evaluation, termination and oversight of the work of any independent auditor engaged for the purpose of preparing or issuing an audit report or related work. The purpose and responsibilities of our audit committee are set forth in the Audit Committee Charter approved by our board of directors on June 30, 2005.

All of the members of the audit committee are, or will be when appointed, independent as determined in accordance with the rules of the Nasdaq National Market and relevant federal securities laws and regulations. Our board of directors has determined that Mr. Smach qualifies as an "audit committee financial expert" as defined by the applicable regulations of the Securities and Exchange Commission.

Compensation Committee.    Our compensation committee consists of Messrs. Marks (Chairman) and Croghan. The compensation committee has overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also be responsible for producing an annual report on executive compensation for inclusion in our proxy statement. The purpose and responsibilities of our compensation committee are set forth in the Compensation Committee Charter approved by our board of directors on June 30, 2005. All of the members of the compensation committee are, or will be when appointed, independent as determined in accordance with the rules of the Nasdaq National Market and relevant federal securities laws and regulations.

Nominating and Governance Committee.    Our nominating and governance committee consists of Messrs. Sharp (Chairman) and Stoffer. The nominating and governance committee will assist our board of directors in promoting our best interests and the best interests of our stockholders through the implementation of sound corporate governance principles and practices. In furtherance of this purpose, the nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of stockholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board of directors and its committees. The nominating and governance committee will also recommend to our board of directors the corporate governance guidelines and standards regarding the independence of outside directors applicable to our company and review such guidelines and standards and the provisions of the nominating and governance committee charter on a regular basis to confirm that such guidelines, standards and charter remain consistent with sound corporate governance practices and with any legal or regulatory requirements of the Nasdaq National Market. The nominating and governance committee will also monitor our board of directors and our compliance with any commitments made to our regulators or otherwise regarding changes in corporate governance practices and lead our board of directors in its annual review of our board of directors' performance.

The purpose and responsibilities of our nominating and governance committee are set forth in the Nominating and Governance Committee Charter approved by our board of directors on June 30, 2005. All of the members of the nominating and governance committee are, or will be when appointed, independent as determined in accordance with the rules of the Nasdaq National Market.

Code of Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors and employees, including the Company's principal executive, financial and accounting officers. The Code of Business Conduct and Ethics is posted on the Company website at www.crocs.com. The Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of our Code of Business Conduct and Ethics that apply to our directors and principal executive, financial and accounting officers by posting such information on the Company's website.

Limitation of Liability and Indemnification

Our restated certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our amended and restated bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except:

  •
  any breach of their duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

  •
  any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Delaware law, our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Compensation of Directors

We grant our non-employee directors options to purchase 116,810 shares of our common stock upon their initial election to our board of directors and options to purchase an additional 29,203 shares of our common stock for each year of service. The Chairman of the board of directors also receives options to purchase an additional 58,405 shares of our common stock upon his initial election as Chairman. The Chairman of the audit committee of the board of directors receives options to purchase an additional 29,203 shares of common stock for each year of service. The options are granted at the fair market value of our common stock on the date of grant and have a term of seven years. Each option grant will vest annually over four years, so long as such person remains a director, therefore, the option will be fully vested on the fourth anniversary of the date of grant. In addition, all directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and committees.

Corporate Governance

We believe that we will comply with all Nasdaq National Market corporate governance and listing requirements within the time period prescribed by the Nasdaq National Market and are in compliance with all applicable federal and state securities laws and regulations. In the interim, we will rely on transition periods available to companies in conjunction with their initial public offering.

Compensation Committee Interlocks and Insider Participation

The board of directors formed our compensation committee on April 16, 2005 and Messrs. Croghan and Marks served as the members of our compensation committee for the remainder of our fiscal year ended December 31, 2005. No executive officer currently serves, or in the past has served, on the compensation committee or the board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

Prior to April 16, 2005, we did not have a compensation committee and Mr. Snyder was a member of our board of directors and was concurrently our Chief Executive Officer. As a member of the board, Mr. Snyder participated in deliberations of our board of directors concerning executive officer compensation.

Executive Compensation

Summary of cash and other compensation

The following summary compensation table indicates the cash and non-cash compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers, collectively referred to as the "named executive officers" in this prospectus, during our fiscal years ended December 31, 2004 and 2005. The compensation described in this table does not include medical, group life insurance or other benefits that are generally available to all of our salaried employees.

Summary Compensation Table

					Long-Term Compensation Awards
		Annual Compensation
Name and Principal Position					Restricted Stock Awards		Securities Underlying Options (#)	All Other Compensation(1)
	Year	Salary		Bonus
Ronald R. Snyder Chief Executive Officer and President	2005 2004	$295,000 95,000	(3)	$345,000 90,000	$606,182 —	(2)	— 467,240	$	— 500,000	(4)
Michael C. Margolis Vice President—Sales & Marketing	2005	200,000		243,131	386,280	(5)	280,345		—
Caryn D. Ellison(6) Vice President—Finance	2005	192,000		98,500	1,254,539	(7)	—		—
John P. McCarvel Senior Vice President—Global Operations	2005	195,000		183,445	386,280	(8)	—		—
Lyndon V. "Duke" Hanson, III Vice President—Customer Relations	2005 2004	125,000 95,300		74,625 15,150	— —		58,405 —		— 105,420	(9)

(1)
We have omitted perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of the executive officer's annual salary and bonus disclosed in this table.

(2)
Includes a grant of 58,405 shares of common stock on September 1, 2005, and grants of 4,868 shares of common stock on each of October 1, November 1, and December 1, 2005 pursuant to the vesting terms under a restricted stock award agreement.

(3)
Mr. Snyder began his employment with us in June 2004. In accordance with an arrangement with Vinci Corporation, an entity controlled by Mr. Snyder, we paid an additional $65,000 (including payroll taxes) to Mr. Snyder for services performed by Mr. Snyder on behalf of Vinci Corporation while he was employed by us. Vinci Corporation reimbursed us for these expenses.

(4)
Includes 1,500 Class B membership units with a fair market value of $150,000, which converted into 350,430 shares of our common stock, transferred to Mr. Snyder by Mr. Boedecker as compensation for consulting services rendered to us prior to the commencement of his employment with us in June 2004. Also includes 1,500 Class B membership units with a fair market value of $150,000, which converted into 350,430 shares of our common stock, transferred to Mr. Snyder by Anthony Kruse, a holder of more than 5% of our common stock, as compensation for consulting services rendered to us prior to the commencement of his employment with us in June 2004. Also includes 2,000 Class B membership units with a fair market value of $200,000, which converted into 467,240 shares of our common stock, and were granted to Mr. Snyder for consulting services.

(5)
Includes a grant of 77,796 shares of common stock on July 1, 2005 pursuant to the vesting terms under a restricted stock award agreement.

(6)
Ms. Ellison served as our Chief Financial Officer and Treasurer from November 2004 to April 2006.

(7)
Includes a grant of 116,810 shares of common stock on October 1, 2005 pursuant to the vesting terms under a restricted stock award agreement.

(8)
Includes a grant of 77,796 shares of common stock on July 1, 2005 pursuant to the vesting terms under a restricted stock award agreement.

(9)
Includes sales commissions of $19,213. Also includes 500 Class B membership units with a fair market value of $86,207, which converted into 116,810 shares of our common stock, as compensation for services.

The following table sets forth certain information concerning option grants to the named executive officers during 2005.

Option Grants in 2005

	Individual Grants
					Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term
		Percent of Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted
Name			Exercise Price	Expiration Date
					5%	10%
Michael C. Margolis	280,345	22%	$5.69	8/1/15	$7,994,539	$13,674,834
Lyndon V. "Duke" Hanson, III	58,405	5%	$1.70	1/1/15	$1,898,559	$3,081,950

The options granted to Mr. Margolis were granted under our 2005 Equity Incentive Plan. The options have a term of 10 years and 25% of the options will vest on August 1, 2006. The remaining 75% will vest in 36 equal monthly installments thereafter.

The options granted to Mr. Hanson were granted outside of our 2005 Equity Incentive Plan. The options have a term of 10 years and 25% of the options vested on January 1, 2006. The remaining 75% will vest in 36 equal monthly installments thereafter. The options are subject to termination prior to the expiration date in the event of the optionee's death, disability or termination of employment, as set forth in the option agreement.

All of the options were granted at an exercise price equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors. Because there was no public market for our stock prior to our initial public offering, our board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, our financial performance and prospects for our future growth and profitability.

The amounts shown on this table as the "Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term" represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10%, compounded annually, which are required to be presented by Securities and Exchange Commission rules, and do not reflect our estimates or projections of the future price of our common stock. The gains are based on the assumed rates of appreciation presented, beginning on the grant date of the options, in the value of our common stock from the initial public offering price of $21.00 per share. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holder's continued employment through the option period, and the date on which the options are exercised.

The following table sets forth information concerning the number and value of exercisable and unexercisable options held by the named executive officers who held options as of December 31, 2005. The value of unexercised in-the-money options at December 31, 2005 represents an amount equal to the difference between the initial public offering price of $21.00 per share and the option exercise price, multiplied by the number of unexercised in-the-money options. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

Aggregated Option Exercises in 2005 and Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End			Value of Unexercised In-The-Money Options at Fiscal Year-End(1)
Name	Number of Shares Acquired on Exercise	Value Realized
			Exercisable		Unexercisable	Exercisable	Unexercisable
Ronald R. Snyder	—	$—	146,013		321,227	$2,917,341	$6,418,116
Michael C. Margolis	—	—	280,345	(2)	—	4,292,083	—
Caryn D. Ellison	—	—	—		—	—	—
John P. McCarvel	—	—	—		—	—	—
Lyndon V. "Duke" Hanson, III	—	—	—		58,405	—	1,127,218

(1)
The value of unexercised in-the-money options is based on our initial public offering price of $21.00 per share, minus the actual exercise price.

(2)
The options held by Mr. Margolis are immediately exercisable but are subject to vesting restrictions providing that, in the event any of the options are exercised prior to the time they are vested, the shares received upon such exercise will be subject to repurchase until the applicable vesting period has been satisfied. The vesting provisions are described above under "Option Grants in 2005."

Employment Agreements

Agreement with Peter Case

On February 2, 2005, we entered into an at-will employment arrangement with Peter Case, our Chief Financial Officer, Senior Vice President—Finance, and Treasurer, pursuant to which we will pay Mr. Case a monthly salary of $22,916.66, as well as a potential maximum performance based bonus of $41,249.99 per quarter. Under the terms of the arrangement, on February 7, 2006, we granted Mr. Case options to purchase 120,000 shares of our common stock at $21.00 per share, which was the initial public offering price of our common stock and the fair market value of our common stock at the time of grant.

Agreement with Caryn Ellison

On October 18, 2004, we entered into an at-will employment arrangement with Caryn Ellison, our Vice President—Finance and former Chief Financial Officer. The arrangement calls for Ms. Ellison to be compensated at a rate of $16,000 per month and provides that we will pay six months severance in the event Ms. Ellison's employment is terminated by us. The arrangement also provides for Ms. Ellison to receive certain equity awards, as described below under "Equity Grants to Executive Officers and Directors."

Equity Compensation Plans

2005 Equity Incentive Plan

On April 27, 2005, our board of directors adopted the 2005 Equity Incentive Plan, referred to as the 2005 Plan. On January 10, 2006, our board of directors amended the 2005 Plan to increase the number of shares of our common stock available for issuance under the 2005 Plan from 5,840,500 shares to

7,008,600 shares. Our stockholders approved the 2005 Plan and the amendment to the 2005 Plan in January 2006. The 2005 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, and nonstatutory stock options, restricted stock, performance units, and other stock based awards to our employees, directors, and consultants.

Number of Shares of Common Stock Available Under the 2005 Plan. A total of 7,008,600 shares of our common stock are reserved for issuance pursuant to our 2005 Plan. If an option, grant of restricted stock, performance unit, or other stock based award, each referred to as an award, expires or is terminated or canceled without having been exercised or settled in full, is forfeited back to or repurchased by us, the terminated portion of the award (or forfeited or repurchased shares subject to the award) will become available for future grant or sale under our 2005 Plan (unless our 2005 Plan has terminated).

Administration of the 2005 Plan.    The compensation committee of our board of directors will administer our 2005 Plan. In the case of awards intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price (which may be changed by the administrator after the date of grant), the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise.

Stock Options. A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. The administrator will determine the exercise price of options granted under our 2005 Plan, but the exercise price generally must be at least equal to the fair market value of our common stock on the date of grant. After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death, the option will remain exercisable, to the extent vested or on an accelerated basis as determined by the administrator, until the expiration of its term. If termination is due to disability or retirement, the option will remain exercisable, to the extent vested at such time or on an accelerated basis as determined by the administrator, for a period of one year from the date of termination or until the expiration of its stated term, whichever is shorter. If the participant dies within this period, the option, to the extent then vested, will remain exercisable until the expiration of its term. If a participant is terminated due to cause, all options then held by the participant will immediately terminate. In all other cases, the option will remain exercisable, to the extent then vested or on an accelerated basis as determined by the administrator, whichever is shorter. If the participant dies within this period, the option, to the extent then vested, will remain exercisable until the expiration of its term. In all other cases, the option generally will remain exercisable for three months. However, an option may never be exercised later than the expiration of its term. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator determines the term of all other options.

A stock option award agreement may provide that a participant can elect to exercise the option as to any part or all of the shares of our common stock subject to such option prior to its full vesting schedule. Any unvested shares of our common stock that are purchased under this provision may be subject to repurchase right in favor of us or to any other restriction as determined by the administrator. Any repurchase right will not be exercised until at least six months following the exercise of the unvested options, unless the agreement otherwise provides.

Restricted Stock.    Restricted stock awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may impose whatever conditions to vesting it determines to be appropriate. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator determines the purchase price of any grants of restricted stock and, unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to our right of repurchase, which we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason including death or disability.

Performance Units.    Performance units are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units to be paid out to participants. The performance goals may be based upon the achievement of company-wide, divisional or individual goals (including solely continued service), applicable securities laws or other basis determined by the administrator. Payment for performance units may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Other Stock Based Awards.    The administrator has the authority to create awards under the 2005 Plan in addition to those specifically described in the 2005 Plan. These awards must be valued in whole or in part by reference to, or must otherwise be based on, the shares of our common stock.

Transferability of Awards.    Unless the administrator determines otherwise, our 2005 Plan does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

Adjustments upon Merger or Change in Control.    Our 2005 Plan provides that, unless otherwise provided in an award agreement, in the event of a merger with or into another corporation or our "change in control," including the sale of all or substantially all of our assets, awards under the 2005 Plan will fully vest and become immediately exercisable and fully earned, as applicable.

Amendment and Termination of Our 2005 Plan.    Our 2005 Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2005 Plan provided it does not adversely affect any award previously granted under our plan.

Stock and Option Awards.    Between April 27, 2005 and May 15, 2006, we granted options to purchase 2,986,768 shares of our common stock under the 2005 Plan, of which options to purchase 2,910,840 shares remain outstanding. As of May 15, 2006, 3,428,509 shares of our common stock remain available for future grant under the 2005 Plan, 1,048,091 shares of which have been reserved for future issuances to employees under restricted stock award agreements. The recipients of these restricted stock awards will be issued the shares as compensation for services at various dates in the future and will not be required to pay a purchase price for the shares. None of these awards will be subject to repurchase after issuance.

In connection with our initial public offering completed in February 2006, we granted options to purchase a total of 1,234,595 shares of our common stock under the 2005 Plan to our management,

employees, and certain of our directors with at an exercise price of $21.00 per share, including the following grants to our officers and directors:

Name and Principal Position	Shares of Common Stock Underlying Options	Vesting Commencement Date
Ronald R. Snyder Chief Executive Officer and President	467,240	January 1, 2006
Peter S. Case Chief Financial Officer, Senior Vice President—Finance and Treasurer	120,000	February 1, 2006
Caryn D. Ellison Vice President—Finance	35,043	January 1, 2006
John P. McCarvel Senior Vice President—Global Operations	60,043	January 1, 2006
Lyndon V. "Duke" Hanson, III Vice President—Customer Relations	17,522	January 1, 2006
George B. Boedecker, Jr. Director	29,203	January 1, 2006

One-fourth of the above option grants will vest as to each executive officer on the first anniversary date of the vesting commencement date set forth above and the remainder will vest in 36 equal and successive monthly installments after such vesting commencement date. In connection with Mr. Boedecker's resignation from our board of directors on May 24, 2006, all 29,203 options set forth above were cancelled.

Under the terms of our director compensation policy, on May 12, 2006, we granted Mr. Sharp options to purchase 29,203 shares of our common stock and we granted Mr. Smach options to purchase 58,406 shares of our common stock both at an exercise price of $28.94 per share. One-fourth of the options granted will vest on May 1, 2007 and the remainder will vest in three equal annual installments on May 1 of each year thereafter.

Other Stock Option Grants

From time to time, we have granted nonqualified stock options to our directors, employees and consultants outside of our 2005 Plan. As of May 15, 2006, non-plan options to purchase 1,284,910 shares of our common stock at a weighted average exercise price of $1.20 per share were outstanding, of which options to purchase 408,835 shares were exercisable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below are transactions between us and our executive officers, directors and principal stockholders from January 1, 2002 to the present in which the amount involved exceeded or will exceed $60,000. We intend that all future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our independent and disinterested directors, and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

Transactions with Directors and Executive Officers

Agreements with Ronald Snyder

In June 2004, we entered into an oral arrangement with Vinci Corporation, a company controlled by Ronald Snyder, our President and Chief Executive Officer, to pay monthly compensation, together with payroll taxes, in the aggregate amount of $133,425 to employees and consultants of Vinci Corporation, including Mr. Snyder and Anthony Kruse. Vinci Corporation reimbursed us for these payments and we entered into this arrangement for the administrative convenience of Vinci Corporation because Mr. Snyder was performing services for both companies.

Mr. Snyder's spouse, Kimberly Snyder, was employed during 2005 as our Director of Apparel and Accessories, and received $81,250 in salary and $27,000 in bonus compensation in 2005.

Agreements with Michael Margolis

In October 2003, we entered into an oral agreement with Source Solutions, Inc., an entity controlled by Michael Margolis, to perform sales and marketing services for us. Under the terms of this agreement, we agreed to pay Source Solutions a five percent commission on all sales. This agreement was terminated when Mr. Margolis was hired as our Vice President—Sales & Marketing in January 2005. We also entered into an oral agreement with Mr. Margolis pursuant to which he agreed to provide consulting services to us in exchange for equity compensation. In 2004, we paid sales commissions in the aggregate amount of $287,236 to Source Solutions and granted Mr. Margolis 333 Class B membership units for consulting services, which converted into 77,796 shares of our common stock.

Agreements with George Boedecker

From April 15, 2003 to July 14, 2003, we borrowed $400,000 from George Boedecker, a principal stockholder and former Chief Executive Officer and director, pursuant to certain promissory notes. The entire principal balances outstanding under the notes were repaid between July 2004 and October 2004, prior to maturity. No interest was paid on the notes.

On January 1, 2005, we entered into a separation and release agreement with Mr. Boedecker, relating to his resignation as our Chief Executive Officer. In exchange for certain releases granted by Mr. Boedecker, we agreed to pay him a severance amount of $600,000, less all legally required deductions and withholdings, in 16 equal quarterly installments at the beginning of each calendar quarter for a four year period. The agreement provides that Mr. Boedecker is entitled to participate in our standard medical benefits package until December 31, 2009, and that Mr. Boedecker is entitled to a reimbursement of business expenses he incurred before January 1, 2005. In accordance with the terms of the agreement, Mr. Boedecker remained on our board of directors, but there was no agreement requiring us to nominate him to the board in any future period. Mr. Boedecker resigned from our board of directors on May 24, 2006.

Under the terms of the separation and release agreement, on April 1, 2005, we entered into a distribution agreement with Crocodile Distribution, LLC, an entity controlled by Mr. Boedecker, which granted Crocodile Distribution the exclusive right to distribute our products in Mexico, the Dominican Republic, Costa Rica and, to the extent it complies with United States law in the future, Cuba. The initial term of the agreement is 10 years from July 1, 2005 and it is renewable on a non-exclusive basis for an additional five year term. The exclusivity portion of the agreement may be terminated by us if Crocodile Distribution fails to purchase certain minimum amounts of our products. Crocodile Distribution will receive a discount from our standard wholesale list price for the purchase of our products.

Under the terms of the separation and release agreement, on July 1, 2005, we entered into a kiosk agreement with Crocodile Kiosk, LLC, an entity controlled by Mr. Boedecker, which granted Crocodile Kiosk exclusive rights to license or sell certain crocs-related franchises to third parties. The license or franchise rights will give the licensee or franchisee the right to establish retail kiosks in airport locations. The term of the license agreement is ten years but the termination of the kiosk agreement will not have an effect on a licensee's or franchisee's right to operate the kiosk for a term of up to 15 years. If Crocodile Kiosk fails to license or franchise a minimum number of kiosks during the term, the agreement will become non-exclusive.

Agreements with Mark Retzloff

In April 2003, we entered into an oral distribution arrangement with St. Vrain Trading, LLC, an entity controlled by Mark Retzloff, a member of our board of directors, which granted St. Vrain the exclusive right to distribute our footwear products in Hawaii. Under the arrangement, St. Vrain purchased our footwear products at a discount to our standard wholesale prices.

On May 19, 2005, we purchased all of the assets of St. Vrain Trading for a net amount in cash equal to $55,563, and the assumption of a lease agreement and other liabilities. The purchased assets consisted of $81,707 in cash and accounts receivable, inventory valued at $39,910 and $1,750 of other assets.

In connection with Mr. Retzloff's purchase of 2,000 Class B membership units of our predecessor limited liability company, which were converted into 467,240 shares of our common stock, from Mr. Boedecker, we granted Mr. Retzloff the right to require us to purchase his shares of common stock at any time after May 7, 2006 at his original purchase price or a multiple based upon our performance, whichever is greater. This right terminated in connection with the completion of our initial public offering.

Mr. Retzloff transferred all of his shares to the Retzloff Family Company, LLLP. Mr. Retzloff is the beneficial owner and managing partner of the Retzloff Family Company, LLLP and he exercises voting and investment power over such shares.

Agreements with Anthony Kruse

In connection with the exchange of Anthony Kruse's 20% membership interest in our predecessor limited liability company for 18,000 Class B membership units, which converted into 4,205,160 shares of our common stock, and a cash payment of $12,000, we granted Mr. Kruse the right to require us to purchase his shares of common stock at any time after May 12, 2006 at his original purchase price or a price based upon our performance, whichever is greater. This right terminated in connection with the completion of our initial public offering.

Agreements with Affiliates of Michael Roberts

In connection with the exchange by Sandstone Ventures, LLC, an entity controlled by Michael Roberts, of a 10% membership interest in our predecessor limited liability company for 8,000 Class B membership units, which converted into 1,868,960 shares of our common stock, we granted Sandstone Ventures the right to require us to purchase its shares of common stock at any time after May 21, 2006 at its original purchase price or a price based upon our performance, whichever is greater. In connection with the purchase by the Michael J. Roberts Trust of 2,000 Class B membership units, which converted into 467,240 shares of our common stock, from Mr. Boedecker we granted the trust the right to require us to purchase its shares of common stock at any time after May 21, 2006 at its original purchase price or a price based upon our performance, whichever is greater. These rights terminated in connection with the completion of our initial public offering.

Participation in Directed Share Program

Richard Sharp, the Chairman of our board of directors, purchased 100,000 shares of our common stock from the underwriters in our initial public offering and Thomas Smach, the Chairman of our audit committee, purchased 20,000 shares of our common stock from the underwriters in our initial public offering.

Equity Grants to Executive Officers and Directors

Executive Officers

In January 2004, Mr. Boedecker and Mr. Kruse each transferred 1,500 Class B membership units of our predecessor limited liability company, each of which converted into 350,430 shares of our common stock, to Mr. Snyder as compensation for services in lieu of an equity grant from us. The fair market value of the 3,000 Class B membership units at the time of transfer was $300,000. In March 2004, pursuant to the terms of a consulting agreement, we issued Mr. Snyder 2,000 Class B membership units, which converted into 467,240 shares of our common stock, with a fair market value of $200,000. In September 2004, we granted Mr. Snyder an option to purchase 467,240 shares of our common stock at an exercise price of $1.02 per share. In June 2005, we entered into a restricted stock award agreement with Mr. Snyder pursuant to which Mr. Snyder will be entitled to receive an issuance of 233,620 shares of our common stock over the next three years, subject to continued service as our employee, of which 58,405 shares were issued on September 1, 2005 with a fair market value for purposes of calculating compensation expense of $12.23 per share, 4,868 shares were issued on October 1, 2005 with a fair market value for purposes of calculating compensation expense of $12.72 per share and 4,868 shares were issued on November 1, 2005 and December 1, 2005 with a fair market value of $21.00, which was the price to the public in our initial public offering, and the remainder will be issued in 33 equal and successive monthly installments. This agreement memorialized our commitment to grant these shares to Mr. Snyder made in September 2004. We also entered into a restricted stock award agreement with Kimberly Snyder, Mr. Snyder's spouse and our former Director of Apparel and Accessories, pursuant to which Ms. Snyder will be entitled to receive 46,724 shares of our common stock over the next two years, subject to her continued service as our consultant.

On February 7, 2006, we granted Mr. Snyder an option to purchase 467,240 shares of our common stock at an exercise price of $21.00 per share.

On February 7, 2006, we granted Peter Case, our Chief Financial Officer, an option to purchase 120,000 shares of our common stock at an exercise price of $21.00 per share.

In June 2005, we entered into a restricted stock award agreement with Caryn Ellison, our Vice President—Finance and former Chief Financial Officer, pursuant to which Ms. Ellison is entitled to receive 350,430 shares of our common stock over a three-year period, with 116,810 shares being issued on each of October 1, 2005, 2006, and 2007, subject to continued service as our employee. This agreement was entered into pursuant to the terms of our employment arrangement entered into with Ms. Ellison in November 2004.

On February 7, 2006, we granted Ms. Ellison an option to purchase 35,043 shares of our common stock at an exercise price of $21.00 per share.

In October 2002, we issued a 5% non-voting profit interest, which converted into 1,051,290 shares of our common stock, as compensation for services to Duke Hanson, our Vice President—Customer Relations. In June 2004, we issued 500 Class B membership units with a fair market value of $86,207 to Mr. Hanson, which converted into 116,810 shares of our common stock, as compensation for services. In January 2005, we granted Mr. Hanson an option to purchase 58,405 shares of our common stock at an exercise price of $1.70 per share outside of our 2005 Equity Incentive Plan.

On February 7, 2006, we granted Mr. Hanson an option to purchase 17,522 shares of our common stock at an exercise price of $21.00 per share.

In July 2004, we issued 333 Class B membership units with a fair market value of $57,414 to Michael Margolis, which converted into 77,796 shares of our common stock, as compensation for consulting services and in July 2005, we issued 77,796 shares of our common stock to Mr. Margolis, with a fair market value for purposes of calculating compensation expense of $8.89 per share, as compensation for services pursuant to the vesting terms of a restricted stock award agreement we entered into with Mr. Margolis on June 30, 2005. The shares issued are not subject to repurchase by us. The restricted stock award agreement memorialized the terms of a grant we made to Mr. Margolis in June 2004. Under the terms of the restricted stock award agreement, Mr. Margolis is also entitled to receive an award of 78,030 shares of our common stock on July 1, 2006, subject to his continued service as our employee.

On August 1, 2005, we granted Mr. Margolis an option to purchase 280,345 shares of our common stock at an exercise price of $5.69 per share.

In March, 2004, we issued 500 Class B membership units with a fair market value of $50,000, to John McCarvel, our Senior Vice President—Global Operations, which converted into 116,810 shares of our common stock, as compensation for consulting services. In July 2005, we issued 77,796 shares of our common stock, with a fair market value for purposes of calculating compensation expense of $8.89 per share, to Mr. McCarvel as compensation for services pursuant to a restricted stock award agreement we entered into with Mr. McCarvel on June 30, 2005. The shares issued are not subject to repurchase by us. The restricted stock award agreement memorialized the terms of a grant we made to Mr. McCarvel in September 2004. Under the terms of the restricted stock award agreement, Mr. McCarvel is also entitled to receive an award of 77,796 shares of our common stock on July 1, 2006 and 78,030 shares of our common stock on July 1, 2007, subject to his continued service as our employee.

On February 7, 2006, we granted Mr. McCarvel an option to purchase 60,043 shares of our common stock at an exercise price of $21.00 per share.

Directors

In September 2004, we granted options to purchase 500 Class B membership units, which converted into 116,810 shares of our common stock, to each of Messrs. Croghan, Marks, Retzloff and Stoffer, all of whom are members of our board of directors, at an exercise price of $1.02 per share. In

January 2005, we granted Mr. Boedecker an option to purchase 116,810 shares of our common stock at an exercise price of $1.70 per share.

In April 2005, we granted Thomas Smach options to purchase 116,810 shares of our common stock at an exercise price of $3.38 per share. At the same time, we also granted Richard Sharp, the Chairman of our board of directors, options to purchase 175,215 shares of our common stock at $3.38 per share.

On September 1, 2005, we granted options to purchase 29,203 shares of our common stock at an exercise price of $7.15 per share to each of Messrs. Croghan, Marks, Retzloff and Stoffer.

On October 1, 2005, we granted options to purchase 29,203 shares of our common stock at an exercise price of $10.74 per share to Mr. Smach.

On February 7, 2006, we granted Mr. Boedecker options to purchase 29,203 shares of our common stock at an exercise price of $21.00 per share.

On May 12, 2006, we granted Mr. Sharp options to purchase 29,203 shares of our common stock and we granted Mr. Smach options to purchase 58,406 shares of our common stock both at an exercise price of $28.94 per share.

The fair market value of all of our equity grants to executive officers and directors was determined by our board of directors. For more information regarding the grant of stock options to directors and executive officers, please see "Management—Compensation of Directors" and "—Executive Compensation."

Loans to Directors and Executive Officers

We do not have any outstanding loans to any of our directors or executive officers.

Indemnification and Insurance

Our amended and restated bylaws and restated certificate of incorporation require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We have also entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance. In addition, our restated certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties. For more information regarding director and officer indemnification, see "Management—Limitation of Liability and Indemnification."

Financings Involving Executive Officers, Directors and Principal Stockholders

The following table summarizes sales of our non-voting membership interests, Class B membership interests or units and Class C membership units to certain of our directors, executive officers and holders of more than 5% of our voting securities, and their affiliated entities, in private placement financings since January 1, 2002. We sold non-voting profit sharing and membership interests in November 2002 and January 2003 for an aggregate purchase price of $420,000. Our non-voting membership interests were exchanged for Class B membership interests between April and June 2003. We sold our Class B membership interests at various times between October 2003 and February 2004 for an aggregate purchase price of $1.1 million. In February 2004, all of our Class B membership interests were converted to Class B membership units at a rate of 1,000 units for each percentage membership interest. We sold our Class C membership units in June and July 2004 for an aggregate purchase price of $5.5 million. In connection with our conversion from a limited liability company to a corporation in January 2005, we converted all of the outstanding Class A and Class B membership units into shares of our common stock on a one-for-one basis and all of the outstanding Class C membership units of our predecessor company into shares of our Series A preferred stock on a one-for-one basis. Our Series A preferred stock is convertible into shares of our common stock on a one-for-one basis, and will be converted into shares of our common stock in connection with the completion of this offering. All shares are reported on an as-converted to common stock basis.

	Type of Security
Name of Purchaser(1)	Non-voting Profit Sharing Interests (#)	Class B Membership Units (#)	Class C Membership Units (#)	Aggregate Consideration
5% Stockholders:
Anthony Kruse	4,672,400	—	—	$120,000
WB Investors, LLC(2)	—	—	2,980,992	2,200,000
Michael J. Roberts(3)	2,336,200	—	406,499	500,000
Directors and Named Executive Officers:
Raymond D. Croghan	—	—	745,248	550,000
Michael E. Marks(2)	—	—	2,980,992	2,200,000
Mark A. Retzloff	—	175,215	—	75,000
Ronald R. Snyder(4)	—	233,620	—	100,000
Bradley L. Stoffer	—	467,240	—	200,000

(1)
See "Principal and Selling Stockholders" for additional information about ownership of shares held by these stockholders.

(2)
Consists of 2,709,992 shares purchased by Epping Investment Holdings, LLC, an entity controlled by Mr. Marks and his spouse, and 271,000 shares purchased by two trusts for the benefit of Mr. Marks' minor children. Mr. Marks is the trustee of both trusts. 2,431,984 of such shares were subsequently transferred to WB Investors, LLC, an entity controlled by Mr. Marks.

(3)
Consists of 2,336,200 shares of our common stock purchased by Sandstone Ventures, LLC, an entity controlled by Michael J. Roberts and 406,499 shares purchased by the Michael J. Roberts Trust. Mr. Roberts is the trustee of the trust.

(4)
Consists of 233,620 shares purchased by CNA Trust Corporation, Trustee f/b/o Ronald Snyder, which shares are now held by Union Bank of California, Trustee f/b/o Ronald Snyder.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of May 15, 2006, and after the sale of shares in this offering, by:

  •
  each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of our voting securities;

  •
  each current director;

  •
  each of the named executive officers;

  •
  all current directors and executive officers as a group; and

  •
  each selling stockholder participating in this offering.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of May 15, 2006, are deemed to be outstanding and beneficially owned by that person. In addition, shares that are required to be issued by us to any person pursuant a restricted stock award agreement within 60 days of May 15, 2006 are also deemed to be outstanding and beneficially owned by that person. None of these shares, however, are deemed outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Percentage ownership is based on 38,286,851 shares of our common stock outstanding on May 15, 2006. Unless otherwise indicated below, the address for each person or entity listed below is in care of Crocs, Inc., 6273 Monarch Park Place, Niwot, Colorado 80503.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering			Beneficial Ownership After Overallotment
Name and Address of Beneficial Owner†			Shares Being Offered			Overallotment Shares Being Offered
	Shares	Percent		Shares	Percent		Shares	Percent
5% Stockholders(1):
George B. Boedecker, Jr.(2)	3,511,363	9.2%
Mazama Capital Management, Inc.(3)	3,019,005	7.9%
Michael J. Roberts(4)	2,374,982	6.2%
Anthony Kruse(5)	2,365,784	6.2%
WB Investors, LLC(6)	1,945,589	5.1%
Non-Employee Directors:
Raymond D. Croghan(7)	675,164	1.8%
Michael E. Marks(8)	2,156,447	5.6%
Mark A. Retzloff(9)	551,278	1.4%
Richard L. Sharp(10)	1,101,529	2.9%
Thomas J. Smach(11)	177,063	*
Bradley L. Stoffer(12)	805,990	2.1%
Named Executive Officers:
Ronald R. Snyder(13)	2,644,410	6.8%
Lyndon V. "Duke" Hanson, III(14)	880,455	2.3%
Michael C. Margolis(15)	656,966	1.7%
John P. McCarvel(16)	287,135	*
Caryn D. Ellison(17)	140,175	*
All current directors and executive officers as a group (10 persons)(18)	9,175,982	22.9%
Selling Stockholders:

*
Less than 1%

†
The principal and selling stockholders acquired shares of our common stock and preferred stock through various private placements from 2002 to 2004, as compensation for services, and pursuant to private resales and gifts between stockholders.

(1)
Messrs. Marks and Snyder are listed below and also own beneficially more than 5% of our voting securities.

(2)
Shares beneficially owned includes 58,406 shares subject to options exercisable within 60 days of May 15, 2006, and 47,661 shares held by Jennifer Thompson as custodian for Mr. Boedecker's three minor children under the Colorado Uniform Gifts to Minors Act. Mr. Boedecker exercises voting and investment power over all of these shares. The address for Mr. Boedecker is 4450 Arapahoe, Suite 100, Boulder, CO 80303. The address for Mr. Boedecker is 4450 Arapahoe, Suite 100, Boulder, CO 80303.

(3)
As reported in a Schedule 13G filed with the SEC. The address for Mazama Capital Management, Inc. is One Southwest Columbia Street, Suite 1500, Portland, Oregon 97258.

(4)
Shares beneficially owned include 1,588,616 shares of common stock owned by Sandstone Ventures, LLC. Mr. Roberts is the manager of Sandstone Ventures, LLC and exercises voting and investment power over the shares beneficially owned by Sandstone Ventures, LLC. Also includes 786,366 shares of common stock owned by the Michael J. Roberts Trust. Mr. Roberts is the trustee of the trust and exercises voting and investment power over all of the shares. The address for Sandstone Ventures, LLC and the Michael J. Roberts Trust is 6684 Gunpark Drive East, Boulder, CO, 80301.

(5)
The address for Mr. Kruse is 2601 S. Minnesota Ave., Suite 105, Sioux Falls, SD 57105.

(6)
Mr. Marks is the managing member of WB Investors, LLC and exercises voting and investment power over the shares beneficially owned by WB Investors, LLC. The address for WB Investors, LLC is c/o Morgan Stanley & Co., Attn: James Boon, 700 Corporate Park Drive, Suite 500, St. Louis, MO 63105.

(7)
Shares beneficially owned includes 58,406 shares subject to options exercisable within 60 days of May 15, 2006. Also includes an aggregate of 56,070 shares of common stock beneficially owned by two trusts for the benefit of Mr. Croghan's two daughters. Mr. Croghan's spouse is the trustee of both trusts and she exercises sole voting and investment power over the shares. Mr. Croghan disclaims beneficial ownership of such shares.

(8)
Shares beneficially owned includes 58,406 shares subject to options exercisable within 60 days of May 15, 2006 and 1,945,589 shares beneficially owned by WB Investors, LLC. Mr. Marks is the managing member of WB Investors, LLC and exercises voting and investment power over the shares beneficially owned by WB Investors, LLC. All of the shares being offered are offered by WB Investors, LLC.

(9)
Shares beneficially owned includes 58,406 shares subject to options exercisable within 60 days of May 15, 2006 and 492,872 shares of our common stock owned by Retzloff Family Company, LLLP. Mr. Retzloff is the managing partner of Retzloff Family Company, LLLP and exercises voting and investment power over all of these shares. All of the shares being offered are offered by Retzloff Family Company, LLLP.

(10)
Shares beneficially owned includes 175,215 shares subject to options exercisable within 60 days of May 15, 2006, 58,405 shares beneficially owned by BES & RS, LLC, 58,405 shares beneficially owned by EGG & RS, LLC, and 58,405 shares beneficially owned by RBG & RS, LLC. Mr. Sharp is the sole manager of each of BES & RS, LLC, EGG & RS, LLC, and RBG & RS, LLC and exercises voting and investment power over the shares beneficially owned by each company. Shares beneficially owned also includes 58,405 shares of common stock beneficially owned by Mr. Sharp's spouse and Mr. Sharp disclaims beneficial ownership of such shares. The address for Mr. Sharp is 9020 Stony Point Parkway, #180, Richmond, VA 23235.

(11)
Shares beneficially owned include 146,013 shares subject to options exercisable within 60 days of May 15, 2006, 2,200 shares held as custodian for Mr. Smach's two children under the New York Uniform Gifts to Minors Act. Mr. Smach exercises voting and investment power over all of these shares.

(12)
Shares beneficially owned includes 58,406 shares subject to options exercisable within 60 days of May 15, 2006 and 373,792 shares held as custodian for Mr. Stoffer's two minor children under the Oregon Uniform Gifts to Minors Act. Mr. Stoffer exercises voting and investment power over all of these shares.

(13)
Shares beneficially owned includes 681,392 shares subject to options exercisable within 60 days of May 15, 2006 and 9,736 shares that will be issued pursuant to a restricted stock award agreement within 60 days of May 15, 2006. Also includes 233,620 shares held in the name of Union Bank of California, Trustee f/b/o Ronald Snyder, 15,419 shares held by Mr. Snyder's spouse, Kimberly Snyder, and 98,248 shares held as custodian for Mr. Snyder's six children and stepchildren under the Colorado Uniform Gifts to Minors Act. Mr. Snyder exercises voting and investment power over all of these shares other than the shares held by Ms. Snyder. Mr. Snyder disclaims beneficial ownership of all shares held by Ms. Snyder.

(14)
Shares beneficially owned includes 39,423 shares subject to options exercisable within 60 days of May 15, 2006. Also includes 23,362 shares held of record by two trusts for the benefit of Mr. Hanson's two minor children. Mr. Hanson's brother, R. Douglas Hanson, is the trustee of both trusts and exercises sole voting and investment power over the shares. Mr. Hanson disclaims beneficial ownership of the shares held by the trusts.

(15)
Shares beneficially owned includes 280,345 shares subject to options exercisable within 60 days of May 15, 2006 and 78,029 shares that will be issued pursuant to a restricted stock award agreement within 60 days of May 15, 2006. Also includes 179,226 shares held in the name of Citigroup Global Markets Inc. as rollover custodian f/b/o Michael C. Margolis, 1,570 shares held in the name of Mr. Margolis' two daughters, 12,500 shares held of record by two trusts for the benefit of Mr. Margolis' two daughters, and 105,296 shares held jointly with his spouse. Mr. Margolis exercises voting and investment power over all of these shares other than the shares held by the trusts. Mr. Margolis' spouse, Crystine J. Margolis, is the trustee of both trusts and exercises sole voting and investment power over the shares held by the trusts. Mr. Margolis disclaims beneficial ownership of the shares held by the trusts.

(16)
Shares beneficially owned includes 60,043 shares subject to options exercisable within 60 days of May 15, 2006 and 77,796 shares that will be issued pursuant to a restricted stock award agreement within 60 days of May 15, 2006.

(17)
Shares beneficially owned includes 35,043 shares subject to options exercisable within 60 days of May 15, 2006. Also includes 4,674 shares held as custodian for Ms. Ellison's two minor children under the Colorado Uniform Gifts to Minors Act. Ms. Ellison exercises voting and investment power over all of these shares.

(18)
Shares beneficially owned includes 554,852 shares of common stock subject to options issued to six non-employee directors and 1,307,341 shares of common stock subject to options or restricted stock award agreements issued to four executive officers that are exercisable or issuable within 60 days of May 15, 2006.

DESCRIPTION OF CAPITAL STOCK

Our restated certificate of incorporation provides that we may issue up to 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. A description of the material terms and provisions of our restated certificate of incorporation and amended and restated bylaws affecting the rights of the common stock is set forth below. The description is intended as a summary and is qualified in its entirety by reference to the restated certificate of incorporation and our amended and restated bylaws incorporate herein by reference.

The following is a summary of the material features of our capital stock.

Common Stock

Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all the directors. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the board of directors out of funds legally available therefor. Upon our liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights.

Upon consummation of this offering, all the outstanding shares of our common stock are validly issued, fully paid and nonassessable.

Preferred Stock

Our restated certificate of incorporation permits us to issue up to 5,000,000 shares of preferred stock, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our restated certificate of incorporation authorizes our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without stockholder approval, may issue preferred stock with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have certain anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of our company or the removal of existing management.

Anti-Takeover Effects

Provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage types of transactions that may involve our actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of us.

Delaware Anti-Takeover Statute.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  Prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an "interested stockholder" being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an "interested stockholder," did own, 15% or more of the corporation's voting stock.

In addition, certain provisions of our restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

Election, Appointment and Removal of Directors.

Our amended and restated bylaws and restated certificate of incorporation include provisions classifying our board of directors into three classes with staggered three-year terms. Accordingly, only one-third of our board of directors will be elected at each annual meeting. Only our board of directors is authorized to fill vacant directorships or increase the size of our board. Directors may only be removed for cause by holders of a majority of the shares entitled to vote at an election of directors.

Stockholder Action; Special Meeting of Stockholders.

Our restated certificate of incorporation eliminates the ability of stockholders to act by written consent. Our amended and restated bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board or by a majority of our board of directors.

Advance Notice Requirements for Stockholders Proposals and Directors Nominations.

Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date in the current year that corresponds to the date of the previous year's annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the tenth day following the day on which the date of the annual meeting is publicly announced. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares.

Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction.

Amendment of Bylaws.

Our directors are expressly authorized to amend our amended and restated bylaws.

Transfer Agent and Registrar

Computershare Trust Company, Inc. has been appointed as the transfer agent and registrar for our common stock.

Listing

Our common stock is quoted on the Nasdaq National Market under the symbol "CROX."

Indemnification of Certain Persons

Our amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers. We currently maintain and intend to continue to maintain directors' and executive officers' liability insurance.

Limitations of Director Liability

Our restated certificate of incorporation limits personal liability of our directors for breaches by the directors of their fiduciary duties to the fullest extent provided by Delaware law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to us or our stockholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, liability based on violation of state securities laws and liability for acts occurring prior to the date such provision was added. Any amendment to, or repeal of, such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

SHARES ELIGIBLE FOR FUTURE SALE

Based upon the number of shares of our common stock outstanding as of May 15, 2006, upon the completion of this offering, we will have 38,286,851 shares of our common stock outstanding. All of the shares of our common stock sold in our initial public offering are freely tradable without restriction under the Securities Act of 1933, and all shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

Of the remaining                        shares of our common stock outstanding upon completion of this offering,                          shares are deemed "restricted shares" under Rule 144 under the Securities Act. Upon expiration of the lock-up agreements described below, an additional                        shares of our common stock will be eligible for sale in the public market pursuant to Rule 144 or Rule 701.

Rule 144.    In general, under Rule 144 under the Securities Act, a person (or persons whose shares are required to be aggregated, including our affiliates) who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal 382,868 shares immediately after this offering, or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements as to the availability of current public information about us.

Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Shares of our common stock will qualify as "144(k)" shares within 180 days of the date of this prospectus.

Rule 701.    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares pursuant to the Rule.

Lock-Up Agreements.    We and substantially all of our stockholders, including all of our officers and directors, have entered into lock-up agreements with the underwriters in connection with our initial public offering in February 2006 or this offering. Under these agreements, subject to exceptions, we may not issue any new shares of common stock and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the joint prior written consent of Piper Jaffray and Thomas Weisel Partners for a period of 90 days from the date of this prospectus or, in the case of            shares subject to lock-up agreements entered into in connection with our initial public offering, until August 7, 2006, subject to extension for up to 35 days in all cases under specified circumstances at the option of Piper Jaffray and Thomas Weisel Partners. Piper Jaffray and Thomas Weisel Partners may agree at their joint discretion and at any time or from time to time, without notice, to release all or any portion of the shares subject to the lock-up agreements described above. See "Underwriting."

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax considerations of the acquisition, ownership and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a "non-U.S. holder" as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, generally, property held for investment. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual, who is a citizen or resident of the U.S.;

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  a corporation, including any entity treated as a corporation for U.S. tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is includible in gross income for U.S. tax purposes regardless of its source; or

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  a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date and validly elected to continue to be so treated.

This discussion does not consider U.S. state or local or non-U.S. tax consequences and it does not consider all aspects of U.S. federal taxation that may be important to particular non-U.S. holders in light of their individual circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization, former citizen or former long-term resident of the United States, or that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. We also do not discuss the U.S. federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes.

If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus. All of these authorities are subject to change or differing interpretations, retroactively or prospectively. Prospective investors are urged to consult their own advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax considerations with respect to acquiring, owning and disposing of our common stock.

Distributions on Common Stock

As described under "Dividend Policy" above, we do not anticipate paying dividends on our common stock in the foreseeable future. However, if we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain on Sale, Exchange or other Disposition of Common Stock" below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30 percent, or if an income tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate, a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements. Special rules determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or those holding interest in the entity, and additional certifications may be required.

Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30 percent rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

To claim the benefit of an income tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed Internal Revenue Service, or IRS, Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Sale, Exchange or other Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale, exchange or otherwise taxable disposition of our common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States; in this case, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional "branch profits tax" described above may also apply; or

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition (which may be offset by U.S. source capital losses of the non-U.S. holder, if any); or

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  we are or have been, at any time during the five year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional "branch profits tax" described above may also apply.

We believe that we have not been and are not currently a U.S. real property holding corporation and we do not expect to become a U.S. real property holding corporation in the future. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Internal Revenue Code of 1986.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 28%. In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if such non-U.S. holder has provided the required certification and neither we nor our paying agent has actual knowledge to the contrary.

The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate, currently 28%, unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective non-U.S. holder of our common stock should consult its own tax adviser with respect to the U.S. federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations, as well as any consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

UNDERWRITING

General

The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Thomas Weisel Partners LLC are acting as joint book-running managers for this offering and as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.
Thomas Weisel Partners LLC
Cowen and Company, LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
D.A. Davidson & Co.

Total

The underwriters have advised us and the selling stockholders that they propose to offer the shares of our common stock to the public at $            per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $            per share. The underwriters may allow and the dealers may reallow a concession of not more than $            per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

The selling stockholders have granted to the underwriters an option to purchase up to an additional            shares of common stock, on a pro rata basis, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option at any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to the terms of the purchase agreement, to purchase approximately the same percentage of additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$
Underwriting discount paid by selling stockholders

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We, and each of our directors, officers, and all of the selling stockholders, have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 18 days of the initial 90-day lock-up period, we announce earnings or other material news or a material event relating to us occurs or (2) prior to the expiration of the initial 90-day lock-up period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial 90-day lock-up period, then in each case the initial 90-day lock-up period will be extended until the expiration of the 19-day period beginning on the date of the earnings release or the occurrence of the material news or material event, as applicable, unless Piper Jaffray and Thomas Weisel Partners waive, in writing, such extension.

Piper Jaffray and Thomas Weisel Partners may, in their sole discretion, consent to the release of shares from the lock-up restrictions. This consent may be given at any time without public notice. In considering any request to release shares subject to the lock-up restrictions, Piper Jaffray and Thomas Weisel Partners will consider the factors relating to a request, which may include, among other things, the likely effect on the market from the sale of the released shares, the likely effect on the trading price of the shares from the sale of the released shares, and the hardship to the requesting party if the consent is not granted. In considering any such request, Piper Jaffray and Thomas Weisel Partners do not expect to consider their own positions in the shares as a factor in determining whether to release any shares from the lock-up restrictions. However, the grant of any waiver from the lock-up restrictions will be made on a case by case basis. As such, the specific factors that will be considered are not necessarily known at this time. Piper Jaffray and Thomas Weisel Partners have no current intention to release any shares from the lock-up restrictions.

We also expect that all of our stock and option holders will agree to such restrictions. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Piper Jaffray and Thomas Weisel Partners. The agreements provide exceptions for (1) sales to underwriters pursuant to the underwriting agreement, (2) our sales in connection with the exercise of options granted and the granting of options to purchase up to an additional                        shares under our existing stock option plans and agreements and (3) certain other exceptions.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholders. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters' purchases to cover short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result of such transactions, the price of our shares may be higher than the price that might otherwise exist in the open market.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transaction is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters and selling group members may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Faegre & Benson LLP, Boulder, Colorado will pass upon the validity of the shares of common stock offered by this prospectus and other legal matters for us. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Crocs, Inc. incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, and file reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 registering the common stock to be sold in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as a part of the registration statement. For more information concerning us and the common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement, with each statement being qualified by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference into this prospectus. We incorporate by reference the following documents:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 31, 2006;

  •
  our Form 10-K/A, filed with the SEC on May 1, 2006, amending our Annual Report on Form 10-K for the year ended December 31, 2005; and

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:

General Counsel Crocs, Inc. 6273 Monarch Park Place Niwot, Colorado 80503 (303) 468-4260

These documents may also be accessed through our internet website at www.crocs.com or as described under "Where You Can Find Additional Information" above. The information and other content contained on or linked from our internet website are not part of this prospectus.

6,500,000 Shares

CROCS, INC.

Common Stock

PROSPECTUS

Until                        , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray	Thomas Weisel Partners LLC

Cowen and Company
BB&T Capital Markets	D.A. Davidson & Co.

                        , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Expenses in connection with the issuance and distribution of the shares of common stock being registered hereunder, other than underwriting commissions and expenses, are estimated below.

SEC registration fee		$21,900
NASD filing fee		20,966
Nasdaq National Market listing fee			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue sky qualification fees and expenses			*
Printing and engraving expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous expenses			*

Total	$

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the Company may and, in some cases, must be indemnified by the Company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses and, in a non-derivative action, to any criminal proceeding in which such person had no reasonable cause to believe his conduct was unlawful.

Our restated certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Our amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance.

The Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

Item 15. Recent Sales of Unregistered Securities

On January 30, 2006, we affected a 233.62-for-one stock split of all outstanding shares of common and preferred stock.

Since January 1, 2002, we have issued and sold the following unregistered securities:

Conversion of Membership Units to Shares of Common Stock

In February 2004, we reclassified all of the outstanding membership interests and non-voting profit sharing interests of our predecessor limited liability company held by eight employees and investors by converting such interests into 72,000 Class A and Class B membership units. In connection with our conversion from a limited liability company to a corporation, on January 4, 2005, we converted all of the outstanding Class A and Class B membership units of our predecessor company into 24,981,454 shares of our common stock and all of the outstanding Class C membership units of our predecessor company into 7,452,492 shares of our Series A preferred stock. These conversions were determined by our management to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 3(a)(9) or in reliance on Section 4(2) of the Securities Act because the issuance of securities to the recipients upon conversion did not involve a public offering.

Equity Grants

On October 12, 2002 and November 11, 2002, we granted non-voting profits interests, which represented 25% of our outstanding equity (which after dilution and certain redemptions converted into 21,500 shares of our common stock) as compensation for services to employees, executive officers and consultants. No consideration was paid for any profit interest and we do not believe that they had any value at the time of grant because each non-voting profit interest only represented an interest in future appreciation in the company.

On March 1, 2004, we issued 4,600 Class B membership units (which converted into 1,074,652 shares of our common stock) as compensation to employees, executive officers and consultants for services valued at $460,000 in the aggregate.

On June 28, 2004 and July 1, 2004, we issued 2,332 Class B membership units (which converted into 544,802 shares of our common stock) as compensation to employees, executive officers and consultants for services valued at $402,069 in the aggregate.

On September 1, 2004, we granted options to purchase 4,000 Class B membership units (which converted into 934,480 shares of our common stock) to one of our executive officers and four members of our board of directors with an exercise price of $1.02 per share. On January 4, 2005, we granted options to purchase 350,430 shares of our common stock to employees, executive officers and a member of our board of directors with an exercise price of $1.70 per share. All of these grants were made outside of our 2005 Equity Incentive Plan.

On March 1, 2005, we issued 233,620 shares of our common stock as compensation to a consultant for services valued at $360,438.

On April 27, 2005, we granted options to purchase 608,582 shares of our common stock under our 2005 Equity Incentive Plan to our employees, consultants and members of our board of directors with an exercise price of $3.38 per share. On April 27, 2005, we also granted the right to receive 1,717,342 shares of our common stock in the future to employees and executive officers under our 2005 Equity Incentive Plan pursuant to restricted stock award agreements. The recipients of these awards will be issued the shares as compensation for services at various dates in the future and will not be required to pay a purchase price for the shares.

Between June 29, 2005 and July 1, 2005, we issued 427,992 shares of our common stock as compensation to employees, executive officers and consultants pursuant to the terms of restricted stock award agreements for services valued at $2,125,120 in the aggregate.

On August 1, 2005, we granted options to purchase 623,779 shares of our common stock under our 2005 Equity Incentive Plan to our employees, consultants and one executive officer with an exercise price of $5.69 per share.

On August 22, 2005, we granted options to purchase 46,724 shares of our common stock under our 2005 Equity Incentive Plan to our employees with an exercise price of $7.15 per share.

On September 1, 2005, we granted options to purchase 210,261 shares of our common stock under our 2005 Equity Incentive Plan to our employees, consultants, and directors with an exercise price of $7.15 per share. On September 1, 2005, we also issued 70,086 shares of our common stock as compensation to an employee and an executive officer pursuant to the terms of restricted stock award agreements for services valued at $501,100 in the aggregate.

On September 15, 2005, we granted options to purchase 40,884 shares of our common stock under our 2005 Equity Incentive Plan to our employees with an exercise price of $7.15 per share.

Between October 1 and October 24, we granted options to purchase 134,334 shares of our common stock under our 2005 Equity Incentive Plan to our employees, consultants and the Chairman of our audit committee, each with an exercise price of $10.74 per share. On October 1, 2005, we also issued 137,097 shares of our common stock as compensation to an employee and two executive officers pursuant to the terms of restricted stock award agreements for services valued at $1,472,950 in the aggregate.

On each of November 1, 2005, December 1, 2005, January 1, 2006, February 1, 2006, March 1, 2006, April 1, 2006 and May 1, 2006 we issued 4,868 shares of our common stock at a fair market value equal to the offering price in this offering under the 2005 Plan to our chief executive officer as compensation for services pursuant to the terms under a restricted stock award agreement.

In connection with our initial public offering completed in February 2006, we granted options to purchase a total of 1,234,595 shares of our common stock under the 2005 Plan to our management, employees, and certain of our directors at an exercise price of $21.00 per share.

We believe the offers, sales and issuances of the options and our equity securities described above were exempt from registration under the Securities Act in reliance on Rule 701 because the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule or in reliance on Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of such options and equity securities were our employees, directors or bona fide consultants and received the securities as compensation for services. Appropriate legends have been affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Financings

Between November 11, 2002 and January 15, 2003 we issued certain voting and non-voting membership interests of our predecessor limited liability company (which converted into 8,059,890 shares of our common stock) to three accredited and/or sophisticated investors for an aggregate cash purchase price of $370,000 and for services valued at $50,000.

At various times between October 23, 2003 and February 19, 2004, we issued an aggregate of 11,000 Class B membership units (which converted into 2,569,820 shares of our common stock) to executive officers, directors and certain other accredited and/or sophisticated investors for an aggregate purchase price of $1,100,000.

Between June 24, 2004 and July 14, 2004, we issued an aggregate of 31,900 Class C membership units (which converted into 7,452,492 shares of our Series A preferred stock) to accredited investors and/or sophisticated investors for an aggregate purchase price of $5,500,000. Upon completion of this offering, these shares of Series A preferred stock will convert into 7,452,492 shares of our common stock. In June 2004, we also issued 500 Class B membership units (which converted into 116,810 shares of our common stock) pursuant to an antidilution agreement with one of our equity holders and no additional consideration was received for those units.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

We believe the offers, sales and issuances of the securities described above were exempt from registration under the Securities Act by virtue of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. Appropriate legends have been affixed to the securities issued in these transactions. Each of the recipients of securities in the transactions described above had adequate access, through employment, business or other relationships, to information about us.

  Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit No.	Description
1.1††	Form of Underwriting Agreement.
3.1**	Restated Certificate of Incorporation of Crocs, Inc.
3.2**	Amended and Restated Bylaws of Crocs, Inc.
4.1	Reference is made to Exhibits 3.1 through 3.2.
4.2*	Specimen common stock certificate.
5.1††	Opinion of Faegre & Benson LLP.
10.1*@	Form of Indemnity Agreement between Crocs, Inc. and each of its directors and executive officers.
10.2*@	Crocs, Inc. 2005 Equity Incentive Plan (the "2005 Plan").
10.2.2*@	Amendment No. 1 to the 2005 Plan.
10.3*@	Form of Notice of Grant of Stock Option under the 2005 Plan.
10.4*@	Form of Notice of Grant of Stock Option for Non-Exempt Employees under the 2005 Plan.
10.5*@	Form of Stock Purchase Agreement under the 2005 Plan.
10.6*@	Form of Stock Option Agreement under the 2005 Plan.

10.7*@	Form of Restricted Stock Award Grant Notice under the 2005 Plan.
10.8*@	Form of Restricted Stock Award Agreement under the 2005 Plan.
10.9*@	Form of Non-Statutory Stock Option Agreement.
10.10*	Commercial Lease between DiiG, LLP and the Registrant dated as of December 26, 2004.
10.11*	Sublease between Flextronics USA, Inc. and the Registrant dated as of May 19, 2005.
10.12*	Lease Agreement between 9077-7152 Québec Inc. and Foam Creations dated as of August 17, 2005.
10.13*
Lease Agreement between Jose Pablo Hernandez Gonzalez and Crocs Mexico, S.de.R.L. de C.V. dated as of May 1, 2005, as amended in August, 2005, for the facility located in Emiliano Zapata, Primer Sector, No. 204, zona centro, C.P. 36400 in the city of Purísima del Rincón, Guanajuato.
10.14*	Stock Purchase Agreement among 4246519 Canada, Inc., Finproject Group S.p.A., 3107019 Canada, Inc. and Daniel J. Hunter dated as of June 29, 2004.
10.15*	Asset Purchase and Property Transfer Agreement between Hana Phylon Tech S.A. de C.V. and Crocs Mexico, S.de.R.L. de C.V. dated as of April 23, 2005.
10.16*	Asset Purchase and Property Transfer Agreement between St. Vrain Trading, LLC, d/b/a Crocs Hawaii, LLC and the Registrant dated May 19, 2005.
10.17*	Amended and Restated Credit Agreement between the Registrant and Bank of America, N.A., dated as of October 26, 2005.
10.18*	Amended and Restated Security Agreement between the Registrant and Bank of America, N.A., dated as of October 26, 2005.
10.19†*	Distribution Agreement between Crocodile Distribution and the Registrant dated as of April 1, 2005.
10.20*	Kiosk Agreement between Crocodile Kiosk, LLC and the Registrant dated as of July 1, 2005.
10.21†*	Amended and Restated Agreement for Supply between Finproject S.p.A. and the Registrant dated as of July 26, 2005.
10.22*@	Separation and Release Agreement between George Boedecker and the Registrant dated as of January 1, 2005.
10.23*@	Employment Letter Agreement of Caryn D. Ellison.
10.24*@	Independent Contractor Agreement between Ronald Snyder and the Registrant dated as of October 1, 2003.
10.25*
Lease Agreement between Jose Pablo Hernandez Gonzalez and Crocs Mexico, S.de.R.L. de C.V. dated as of May 1, 2005, as amended in August, 2005, for the facilities located in Emiliano Zapata, Primer Sector, Nos. 208 and 212, zona centro, C.P. 36400 in the city of Purísima del Rincón, Guanajuato.
10.26*	First Amendment to Amended and Restated Credit Agreement, dated as of January 18, 2006, among Crocs, Inc., Crocs Retail, Inc., Western Brands Holding Company, Inc. and Bank of America, N.A.
10.27*@	Offer Letter between Peter Case and the Registrant dated as of February 2, 2006.

10.28**@	Nonstatutory Stock Option Agreement between the Registrant and Raymond D. Croghan dated September 1, 2004.
10.29**@	Nonstatutory Stock Option Agreement between the Registrant and Michael E. Marks dated September 1, 2004.
10.30**@	Nonstatutory Stock Option Agreement between the Registrant and Mark A. Retzloff dated September 1, 2004.
10.31**@	Nonstatutory Stock Option Agreement between the Registrant and Ronald R. Snyder dated September 1, 2004.
10.32**@	Nonstatutory Stock Option Agreement between the Registrant and Brad L. Stoffer dated September 1, 2004.
10.33**@	Nonstatutory Stock Option Agreement between the Registrant and George B. Boedecker, Jr. dated January 4, 2005.
10.34**@	Nonstatutory Stock Option Agreement between the Registrant and Lyndon V. Hanson, III dated January 4, 2005.
10.35**@	Nonstatutory Stock Option Agreement between the Registrant and Erik Rebich dated January 4, 2005.
10.36**@	Nonstatutory Stock Option Agreement between the Registrant and Scott Seamans dated January 4, 2005.
10.37**@	Nonstatutory Stock Option Agreement between the Registrant and Andy Reddyhoff dated January 4, 2005.
21.1***	List of subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
23.3††	Consent of Faegre & Benson LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included with signature page).

*
Incorporated by reference to Crocs, Inc.'s Registration Statement on Form S-1 (File No. 333-127526).

**
Incorporated by reference to Crocs, Inc.'s Registration Statement on Form S-8, filed on March 9, 2006 (File No. 333-132312).

***
Incorporated by reference to Crocs, Inc.'s Registration Statement on Form 10-K, filed on March 31, 2006 (File No. 000-51754).

@
Management contract or compensatory plan or arrangement.

†
The Registrant has been granted confidential treatment with respect to portions of these exhibits.

††
To be filed by amendment.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions summarized in Item 14 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Niwot, Colorado, on May 24, 2006.

CROCS, INC.
By	/s/ RONALD R. SNYDER Ronald R. Snyder President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald R. Snyder and Peter S. Case and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on May 24, 2006 by the following persons in the capacities indicated.

Signature	Title

/s/ RONALD R. SNYDER Ronald R. Snyder	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ PETER S. CASE Peter S. Case	Senior Vice President-Finance, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ RAYMOND D. CROGHAN Raymond D. Croghan	Director
/s/ MICHAEL E. MARKS Michael E. Marks	Director
/s/ MARK A. RETZLOFF Mark A. Retzloff	Director
/s/ RICHARD L. SHARP Richard L. Sharp	Chairman of the Board of Directors

/s/ THOMAS J. SMACH Thomas J. Smach	Director
/s/ BRAD L. STOFFER Brad L. Stoffer	Director

EXHIBIT INDEX

Exhibit No.	Description
1.1††	Form of Underwriting Agreement.
3.1**	Restated Certificate of Incorporation of Crocs, Inc.
3.2**	Amended and Restated Bylaws of Crocs, Inc.
4.1	Reference is made to Exhibits 3.1 through 3.2.
4.2*	Specimen common stock certificate.
5.1††	Opinion of Faegre & Benson LLP.
10.1*@	Form of Indemnity Agreement between Crocs, Inc. and each of its directors and executive officers.
10.2*@	Crocs, Inc. 2005 Equity Incentive Plan (the "2005 Plan").
10.2.2*@	Amendment No. 1 to the 2005 Plan.
10.3*@	Form of Notice of Grant of Stock Option under the 2005 Plan.
10.4*@	Form of Notice of Grant of Stock Option for Non-Exempt Employees under the 2005 Plan.
10.5*@	Form of Stock Purchase Agreement under the 2005 Plan.
10.6*@	Form of Stock Option Agreement under the 2005 Plan.
10.7*@	Form of Restricted Stock Award Grant Notice under the 2005 Plan.
10.8*@	Form of Restricted Stock Award Agreement under the 2005 Plan.
10.9*@	Form of Non-Statutory Stock Option Agreement.
10.10*	Commercial Lease between DiiG, LLP and the Registrant dated as of December 26, 2004.
10.11*	Sublease between Flextronics USA, Inc. and the Registrant dated as of May 19, 2005.
10.12*	Lease Agreement between 9077-7152 Québec Inc. and Foam Creations dated as of August 17, 2005.
10.13*
Lease Agreement between Jose Pablo Hernandez Gonzalez and Crocs Mexico, S.de.R.L. de C.V. dated as of May 1, 2005, as amended in August, 2005, for the facility located in Emiliano Zapata, Primer Sector, No. 204, zona centro, C.P. 36400 in the city of Purísima del Rincón, Guanajuato.
10.14*	Stock Purchase Agreement among 4246519 Canada, Inc., Finproject Group S.p.A., 3107019 Canada, Inc. and Daniel J. Hunter dated as of June 29, 2004.
10.15*	Asset Purchase and Property Transfer Agreement between Hana Phylon Tech S.A. de C.V. and Crocs Mexico, S.de.R.L. de C.V. dated as of April 23, 2005.
10.16*	Asset Purchase and Property Transfer Agreement between St. Vrain Trading, LLC, d/b/a Crocs Hawaii, LLC and the Registrant dated May 19, 2005.
10.17*	Amended and Restated Credit Agreement between the Registrant and Bank of America, N.A., dated as of October 26, 2005.
10.18*	Amended and Restated Security Agreement between the Registrant and Bank of America, N.A., dated as of October 26, 2005.
10.19†*	Distribution Agreement between Crocodile Distribution and the Registrant dated as of April 1, 2005.

10.20*	Kiosk Agreement between Crocodile Kiosk, LLC and the Registrant dated as of July 1, 2005.
10.21†*	Amended and Restated Agreement for Supply between Finproject S.p.A. and the Registrant dated as of July 26, 2005.
10.22*@	Separation and Release Agreement between George Boedecker and the Registrant dated as of January 1, 2005.
10.23*@	Employment Letter Agreement of Caryn D. Ellison.
10.24*@	Independent Contractor Agreement between Ronald Snyder and the Registrant dated as of October 1, 2003.
10.25*
Lease Agreement between Jose Pablo Hernandez Gonzalez and Crocs Mexico, S.de.R.L. de C.V. dated as of May 1, 2005, as amended in August, 2005, for the facilities located in Emiliano Zapata, Primer Sector, Nos. 208 and 212, zona centro, C.P. 36400 in the city of Purísima del Rincón, Guanajuato.
10.26*	First Amendment to Amended and Restated Credit Agreement, dated as of January 18, 2006, among Crocs, Inc., Crocs Retail, Inc., Western Brands Holding Company, Inc. and Bank of America, N.A.
10.27*@	Offer Letter between Peter Case and the Registrant dated as of February 2, 2006.
10.28**@	Nonstatutory Stock Option Agreement between the Registrant and Raymond D. Croghan dated September 1, 2004.
10.29**@	Nonstatutory Stock Option Agreement between the Registrant and Michael E. Marks dated September 1, 2004.
10.30**@	Nonstatutory Stock Option Agreement between the Registrant and Mark A. Retzloff dated September 1, 2004.
10.31**@	Nonstatutory Stock Option Agreement between the Registrant and Ronald R. Snyder dated September 1, 2004.
10.32**@	Nonstatutory Stock Option Agreement between the Registrant and Brad L. Stoffer dated September 1, 2004.
10.33**@	Nonstatutory Stock Option Agreement between the Registrant and George B. Boedecker, Jr. dated January 4, 2005.
10.34**@	Nonstatutory Stock Option Agreement between the Registrant and Lyndon V. Hanson, III dated January 4, 2005.
10.35**@	Nonstatutory Stock Option Agreement between the Registrant and Erik Rebich dated January 4, 2005.
10.36**@	Nonstatutory Stock Option Agreement between the Registrant and Scott Seamans dated January 4, 2005.
10.37**@	Nonstatutory Stock Option Agreement between the Registrant and Andy Reddyhoff dated January 4, 2005.
21.1***	List of subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
23.3††	Consent of Faegre & Benson LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included with signature page).

*
Incorporated by reference to Crocs, Inc.'s Registration Statement on Form S-1 (File No. 333-127526).

**
Incorporated by reference to Crocs, Inc.'s Registration Statement on Form S-8, filed on March 9, 2006 (File No. 333-132312).

***
Incorporated by reference to Crocs, Inc.'s Registration Statement on Form 10-K, filed on March 31, 2006 (File No. 000-51754).

@
Management contract or compensatory plan or arrangement.

†
The Registrant has been granted confidential treatment with respect to portions of these exhibits.

††
To be filed by amendment.